Form 10-K, Exhibit 13
period 1999-06-30
WATERSIDE CAPITAL CORP
filed 1999-09-28
CIK 924095

WATERSIDE CAPITAL CORPORATION


                               1999 ANNUAL REPORT

  TABLE OF CONTENTS

  LETTER TO STOCKHOLDERS .................

  FIVE-YEAR SUMMARY OF SELECTED
  FINANCIAL DATA .........................

  MANAGEMENT'S DISCUSSION AND ANALYSIS ...

  INDEPENDENT AUDITORS' REPORT ...........

  FINANCIAL STATEMENTS ...................

  CORPORATE INFORMATION .................. Inside Back Cover

                         WATERSIDE CAPITAL CORPORATION
                      A Small Business Investment Company
                             Letter to Stockholders

Fiscal 1999 marked the first full year of operations subsequent to our successful IPO in February 1998. We feel we made tremendous progress in 1999 and look forward to continuing to grow in 2000.

We are a specialty finance company that invests in equity and debt securities of small primarily privately held businesses to finance their growth and expansion. We evaluate potential investments for credit quality through a due diligence process that assesses traditional criteria such as profit history, cash flow, debt service coverage and collateral. As a Small Business Investment Corporation
(SBIC) which primarily invests in equity securities, our due diligence also includes a thorough evaluation of the prospect's products, market size, growth potential, a thorough review of management abilities and experience and determination of the best and most likely exit strategy. Our typical investment is currently structured as a preferred stock security generally ranging in size from $500,000 to $1,500,000 although we have invested as much as $2.5 million in one company.

To enhance the overall due diligence process necessary with our emphasis on future growth we added Mr. Martin N. Speroni as Director of Research during fiscal 1999. Mr. Speroni has extensive experience as a trader in fixed income securities as well as being a Financial Analyst with a New York based international conglomerate. Mr. Speroni also holds a MBA from Columbia University. With our current professional staff we believe that we are now positioned for solid growth. We aggressively monitor the status and quality of the investments in our current portfolio, which enables us to take quick responsive action when necessary to protect any of our investments.

The theme for the Company's financial performance has been continuing growth and diversification. Due to the successful completion of its IPO and the Company's initiation of its growth strategy using those proceeds, results for the year ended June 30, 1999 do not offer a meaningful comparison with the financial performance for fiscal 1998. We originated $18.5 million in new financing during fiscal 1999 compared to $6.5 million during 1998. We currently have investments in 20 companies compared to 11 companies the previous year. Net operating income reflected tremendous growth to $1.0 million for fiscal 1999 compared to the $218 thousand for fiscal 1998 reflecting a 377% increase. Per share net operating income of $.70 for 1999 compared to the $.23 generated during fiscal 1998. This significant growth in per share earnings is extremely gratifying in light of the 56% increase in average number of shares outstanding due to the IPO completed in February 1998. We paid our first 5% stock dividend in March 1999.

Our only significant disappointment during 1999 was a stock price that we do not believe reflects the true value of our company given our earnings growth and potential. We believe market perceptions and valuations often tend to lag underlying realities and true valuations especially in small capitalization stocks. With our current infrastructure and growth potential, we believe total returns can improve dramatically. Our job is to tell our story to the market so that our stock price can better approach its true value.

For fiscal 2000, we will continue the course currently established with quality controlled growth. We will continue diversification of the investment portfolio and emphasize current pay income instruments. Our top priority will be to continue to leverage our return on equity, which should equate to a positive driver for our stock market valuation.

We are grateful for the loyalty of our staff and their dedication to the achievement of our goals. We thank our shareholders for their continued interest and support.

/s/ J. Alan Lindauer
---------------------
J. Alan Lindauer
President & CEO



         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

              The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's fiscal year 1999 financial statements and the notes thereto and the other information included elsewhere in this report. Because of the very limited operating results and history of the Company there can be no assurance that the Company's historical financial performance is indicative of its future results of operations.

     o        General

              Waterside Capital Corporation ("Waterside" or the "Company") is a specialty finance company headquartered in Norfolk, Virginia. The Company invests in equity and debt securities to finance the growth, expansion and modernization of small private businesses, primarily in the Mid-Atlantic Region. The Company was formed in 1993 as the Eastern Virginia Small Business Investment Corporation. Through June 30, 1996 the Company operated as a development stage company focused primarily on preparation to commence operation. The Company was licensed in 1996 by the Small Business Administration (SBA) as a Small Business Investment Company (SBIC) under the Small Business Investment Act of 1958. In October 1996 the Company made its first portfolio investment. In January 1998 the Company completed its Initial Public Offering
              (IPO) to raise additional equity to support its growth strategy.

              The majority of the Company's operating income is derived from dividend and interest income on portfolio investments and application and processing fees related to investment originations. The remaining portion of the Company's operating income comes from interest earned on cash equivalents. The Company's operating expenses primarily consist of payroll and other expenses incidental to operation. Waterside currently has 8 full time employees and 2 offices from which it operates - Norfolk and Richmond, Virginia.

     o        Portfolio Composition

              The Company's primary business is investing in and lending to privately owned businesses through investments in subordinated debt with detachable common stock warrants, preferred stock and common stock. The portfolio composition at June 30, 1999 and 1998 is shown in the following table at fair value:

                                                      JUNE 30,
                                         -----------------------------------
                                         1999     1998        1999     1998
                                            %        %    $          $
                                         ----     ----     -------    -----
                 Subordinated debt      28.3%    18.5%    $ 6,894    $1,575
                 Preferred stock        66.3     70.7      16,146     6,014
                 Common stock warrants   1.6      2.4         377       207
                 Common stock            3.8      8.4         925       710
                                        -----     ----     --------- --------
                      Total              100%     100%    $24,342    $8,506

              The weighted average effective interest rate on the Investment Portfolio was 11.26% at June 30, 1999 and 11.45% at June 30, 1998.

              The following tables show the Portfolio Composition by geographic region and industry grouping:

                                                        JUNE 30,
                                                     -------------
                           GEOGRAPHIC REGION         1999     1998
                                                     ----     ----
                           Mid-Atlantic               66%      86%
                           Midwest                    16       14
                           Southeast                   9        0
                           Northeast                   7        0
                           West                        2        0
                           --------------------------------------------
                           Total                     100%     100%

                                                        JUNE 30,
                                                     -------------
                           INDUSTRY                  1999     1998
                                                     ----     ----
                           Business Services          44%      23%
                           Manufacturing              25       35
                           Telecommunications         15       32
                           Education                   7        5
                           Publishing                  5        0
                           Retail                      2        5
                           High Tech (software)        2        0
                           --------------------------------------------
                           Total                     100%     100%


              Management intends to continue to diversify the portfolio and will explore new investment opportunities in a variety of industries as market conditions permit.

     o        Results of Operations

                 1999 Compared to 1998

              Due to the successful completion of its IPO in January 1998 and the Company's initiation of its growth strategy using the proceeds from its IPO, results from the year ended June 30, 1999 do not offer a meaningful comparison with the performance for the year ended June 30, 1998.

              For the year ended June 30, 1999, total operating income was $2.9 million compared to the $807 thousand generated during the same period of 1998. The increase in operating income is due to the growth in the Company's investment portfolio. The 1999 operating income consisted of dividends of $1.1 million, fee income of $947 thousand, interest on loans of $717 thousand and interest on cash equivalents of $161 thousand.

              Total operating expenses for the year ended June 30, 1999 were $1.8 million, consisting primarily of salary and benefits of $914 thousand, interest expense on SBA borrowings of $418 thousand, legal and accounting expenses of $122 thousand and other operating expenses of $352 thousand. These total operating expenses compared to the $636 thousand expended during 1998. Net operating income of $1.0 million for the year ended June 30, 1999 compared favorably to the $218 thousand generated during 1998.

              The realized appreciation on investments net of taxes of $234 thousand for the year ended June 30, 1999 was due to the sale of our equity investments in four private companies. There were no realized gains during 1998. The decrease in unrealized appreciation on investments net of taxes of $238 thousand for the year ended June 30, 1999 was due primarily to the changing stock price of two publicly traded portfolio companies. The increase in unrealized appreciation on investments, net of taxes, was $325 thousand for the year 1998 due primarily to the change in stock price of our publicly traded portfolio company.

              The Company declared and paid a 5% stock dividend during the quarter ended March 31, 1999.

                 1998 Compared to 1997

              During the fiscal year ended June 30, 1998, the Company generated $807 thousand in operating income compared to the $265 thousand generated during the fiscal year ended June 30, 1997. The largest component of the change in operating income relates to an increase in dividends earned to $299 thousand in fiscal 1998 from $51 thousand in fiscal 1997. Another component of the change in operating income related to the increase in fee income, consisting of a combination of application and closings fees, to $272 thousand in fiscal 1998 from $37 thousand in fiscal 1997. The increases in dividends and fee income were derived from the new investments and loans made during fiscal year 1998 of $6.5 million as compared to $1.5 million for fiscal year 1997. The remainder of the increase in operating income can be primarily attributed to an increase in interest income from cash equivalents due to the investment of proceeds from the IPO.

              Operating expenses for the year ended June 30, 1998 were $636 thousand as compared to the $215 thousand reported for the year ended June 30, 1997. The significant increase in expenses is a function of the growth of the Company through increased investment activity and the related accompanying increases in payroll, legal and accounting costs, and other general operating expenses. The work force grew from three employees at June 30, 1997 to eight full time equivalents at June 30, 1998. The increase in employees primarily consisted of three additional business development officers necessary to sustain the Company's growth strategy. The remaining two additional employees handle administrative and financial management functions.

              The Company reported $325 thousand, net of taxes, of unrealized appreciation on investments for the year ended June 30, 1998 as compared to the $212 thousand reported for the year ended June 30, 1997. The increase can be primarily attributed to the growth in value of a publicly traded portfolio company, as well as appreciation measured by the sale of one of its investments in July 1998.

     o        Financial Condition, Liquidity And Capital Resources

              During the year ended June 30, 1999, the Company made $12.9 million in new equity investments and $5.6 million in loans as compared to the $5.2 million of equity investments and $1.3 million of loans made during the fiscal year ended June 30, 1998. To fund these investments and loans, the Company borrowed $12.3 million from the SBA from a leverage commitment previously granted on June 8, 1998. The notes are due on March 1, 2009 for the $6 million draw and on September 1, 2009 for the $6.3 million draw and bear interest at a blended rate of 5.879% plus a 1.35% fee annually on the outstanding balance. The Company received a commitment letter on May 26, 1999 from the SBA reserving additional leverage in an amount equal to $16.1 million that will expire on September 30, 2003. The Company anticipates drawing the entire $16.1 million in leverage during fiscal year 2000. The Company has an additional tier of leverage (representing approximately $15 million) that it may borrow from the SBA based on its current regulatory capital position. Management believes that these sources of capital will be sufficient to fund the company's operations and grow its portfolio in fiscal 2000.

              During the year ended June 30, 1999, cash provided by operating activities was $988 thousand as compared to the $125 thousand provided during the year ended June 30, 1998, primarily due to the growth in the Company's net operating income. The Company used $15.9 million in investing activities during the year ended June 30, 1999 as compared to the $6.0 million used in the comparable period of 1998. This increase is primarily attributable to the growth in the investment portfolio described above, net of the cash generated from the liquidation of the Company's investment in four portfolio companies. The Company generated $11.8 million in cash from financing activities for the year ended June 30, 1999 primarily representing the proceeds from the borrowings from the SBA described above. The Company generated $8.0 million in cash from financing activities during the year ended June 30, 1998 primarily representing the proceeds from the IPO consummated in January 1998.

     o        The Year 2000

              State of readiness:

              The Company has identified and addressed the potential impact of the Year 2000 issue on its operations. This process has identified three primary areas in which the Company could be affected: financial and administrative programs, service providers, and portfolio companies.

              First, the Company has assessed its financial and administrative software programs. As part of this process, the Company has contacted its software vendors, who have indicated that their programs either are or will be Year 2000 compliant. The Company will continue to work with these vendors to ensure that necessary upgrades and testing are completed. Due to the nature of the Company's business, management does not expect a significant impact associated with non-information technology systems.

              Second, the Company is assessing its key relationships with suppliers and other third parties, including its principal bank, to determine the potential impact of Year 2000 on these parties, and in turn on the Company. The Company is not aware of any critical service provider that will not be Year 2000 compliant. However, the Company cannot give any assurance that the service providers will be Year 2000 compliant and that no interruption of business will occur as a result of their non-compliance.

              Finally, the Company is investigating the impact of Year 2000 issues on its portfolio companies. Because of the relatively small size of its portfolio companies and their lack of sophisticated operating systems, their readiness represents the Company's most significant risk with regards to the Year 2000. The Company sent Year 2000 questionnaires to each of its portfolio companies to assess their awareness and to evaluate their Year 2000 readiness. The Company is not aware of any significant deficiencies in the Year 2000 readiness of its portfolio companies. In addition, the Company evaluates each new portfolio company's Year 2000 readiness as part of the due diligence process when making a new investment. Although the Company is currently unaware of any significant Year 2000 issues related to its portfolio companies, the failure of one or more of the portfolio companies to properly prepare for the Year 2000 could have a material adverse impact on the Company's business, results of operations and financial condition.

              Based on the assessment performed to date, the Company does not believe that the cost of its Year 2000 remediation activities will exceed $50,000. This includes time allocated to this task by Company personnel and costs incurred in the testing phase.

              The Company believes it has taken the necessary steps to be Year 2000 compliant; however, it is difficult to fully predict the impact on the Company of non-compliance in any of the above mentioned areas. Significant non-compliance could result in a material adverse effect on the Company's financial condition and results of operations. The Company believes that the worst-case Year 2000 scenarios may include the inability of the Company to access or transfer cash needed to pay its bills or fund new investments or a disruption of a portfolio company's business that results in a loss of the Company's investment.


     o        Forward Looking Statements

              Included in this report and other written and oral information by management from time to time, including reports to shareholders, quarterly and semi-annual shareholder letters, filings with the Commission, news releases and investor presentations, are forward-looking statements about business objectives and strategies, market potential, the Company's ability to expand the geographic scope of its investments, the quality of the Company's due diligence efforts, its financing plans, the impact of Year 2000 issues on itself, its vendors, suppliers, and portfolio companies, future financial performance and other matters that reflect management's expectations as of the date made. Without limiting the foregoing, the words "believes", "anticipates", "plans", "expects", "seeks" and similar expressions are intended to identify forward-looking statements. Future events and the Company's actual results could differ materially from the results reflected in these forward-looking statements. Please refer to a discussion of these and other factors in this Report and the Company's other Commission filings. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

                         WATERSIDE CAPITAL CORPORATION

                         FINANCIAL STATEMENTS

                         JUNE 30, 1998 AND 1999

                         (WITH INDEPENDENT AUDITORS' REPORT THEREON)

             Independent Auditors' Report



             The Stockholders and Board of Directors
             Waterside Capital Corporation:


             We have audited the accompanying balance sheets of Waterside Capital Corporation, including the schedule of portfolio investments, as of June 30, 1998 and 1999 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterside Capital Corporation as of June 30, 1998 and 1999, and the results of its operations and cash flows for each of the years in the three-year period ended June 30, 1999 in conformity with generally accepted accounting principles.


                                                  /s/ KPMG LLP

             August 5, 1999
             Norfolk, Virginia

                  FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA




                                                                                      YEAR ENDED JUNE 30,
                                          INCEPTION (JULY 13, 1993)    ------------------------------------------------
                                             TO JUNE 30, 1995(1)        1996(1)     1997        1998            1999
                                         -------------------------     -------      ----        ----            ----
SUMMARY OF EARNINGS INFORMATION:
   Operating Income:
     Interest on loans                                $     --       $    --      $  9,430    $ 24,290       $  717,437
     Dividends                                              --            --        51,425     299,080        1,071,899
     Interest on cash equivalents                        8,955        42,262       166,573     211,440          160,889
     Fee and other income                                   --        17,255        37,450     271,714          947,013
                                                      --------       -------      --------    --------       ----------
            Total operating income                       8,955        59,517       264,878     806,524        2,897,238
        Total operating expenses                        36,025        59,777       214,667     635,519        1,805,130
                                                      --------       -------      --------    --------       ----------

            Net operating income (loss) before
                     income taxes                      (27,070)         (260)       50,211     171,005        1,092,108
        Income tax expense (benefit)                     1,880        (7,346)      (12,370)    (47,220)          51,000
                                                      --------       -------      --------    --------       ----------

            Net operating income (loss)                (28,950)        7,086        62,581     218,225        1,041,108
     Realized gain on investments, net of
            income taxes(2)                                 --            --            --          --          234,312
     Change in unrealized appreciation on
            investments, net of income taxes (3)            --            --       211,700     325,110         (238,376)

     Net increase (decrease) in stockholders' equity
          resulting from operations                   $(28,950)      $ 7,086      $274,281    $543,335       $1,037,044
                                                      --------       -------      --------    --------       ----------

     Net operating income per share -
          basic and diluted                                 --            --      $    .11    $    .23       $      .70

     Net increase in stockholders' equity
          resulting from operations per share -
          basic and diluted                                 --            --      $    .46    $    .57       $      .70

     Weighted average number of shares
          outstanding                                       --            --       590,223     955,749        1,491,937


                                                                                         JUNE 30,
                                                             1995(1)    1996(1)       1997          1998              1999
                                                             -------    -------       ----          ----              ----
BALANCE SHEET INFORMATION:
  Investments in portfolio companies, at fair value(5):
           Equity securities                                $    --  $        --   $1,142,410   $ 6,724,337       $17,070,782
           Loans                                                 --           --           --     1,575,264         6,894,468
           Options and warrants                                  --           --      388,890       206,624           377,000
                                                            -------   ----------   ----------   -----------       -----------
                    Total investments                            --           --    1,481,300     8,506,225        24,342,250
  Cash and cash equivalents                                 409,869    3,595,766    2,329,148     4,393,501         1,269,409
  Total assets                                              420,012    3,655,018    3,963,648    13,374,729        27,109,870
  Debentures payable                                             --           --           --            --        12,300,000
  Total stockholders' equity                                319,850    3,512,636    3,856,417    13,034,288(4)     14,071,269


(1) Through June 30, 1996, the Company operated as a development stage enterprise. The Company made its first portfolio investment during the year ended June 30, 1997.
(2)  Amount presented net of income tax expense of $144,000.
(3) Amounts have been presented net of deferred income tax expense (benefit) of $129,600, $198,920 and (145,000), respectively, for the years ended
     June 30, 1997, 1998 and 1999.
(4) In January 1998, the Company completed an initial public offering of 852,000 shares of common stock at $11 per share. The net proceeds for the offering, after $1,288,464 of expenses, were $8,083,536.
(5) The Company's portfolio investments are presented at fair value, as determined by the Executive Committee of the Board of Directors, using the Model Valuation Policy as published by the Small Business Administration
     (SBA). The valuation policy includes estimates made by management in the absence of readily ascertainable market values. These estimated values may differ from those that would have been used had a ready market for the securities existed. See the Notes to the Company's Financial Statements included elsewhere herein. The cost of the portfolio investments was $1,140,000, $7,640,893 and $23,860,295 at June 30, 1997, 1998 and 1999,
     respectively.

                           PRICE RANGE OF COMMON STOCK


The Company's Common Stock is quoted on the NASDAQ Stock Market under the symbol WSCC. As of August 23, 1999 the Company had 120 stockholders of record and approximately 650 beneficial owners. The following table sets forth the range of high and low bid prices of the Company's common stock as reported on the NASDAQ stock market for the period from February 2, 1998, when public trading of the common stock commenced pursuant to the IPO, through June 30, 1999.

                                                         Bid Price
                              Net Asset       ---------------------------------
                          Value Per Share(1)     High        Low       Close
                          ------------------   -------    --------    -------
     1998
          Third Quarter        $8.67          $ 11.750    $ 10.750    $10.875
          Fourth Quarter        8.74            11.375      10.125     11.125

     1999
          First Quarter        $8.74          $ 11.375    $  9.000    $ 9.250
          Second Quarter        8.87            10.620       7.500      8.500
          Third Quarter         9.24             8.750       6.500      7.250
          Fourth Quarter        9.43             7.875       6.000      6.750


-----------------
1. Net asset value per share is determined as of the last day in the calendar quarter and therefore may not reflect the net asset value per share on the date of the high or low sales prices for that specific quarter. The net asset values shown are based on outstanding shares at the end of each quarter and the previously reported values have been restated to reflect the 5% stock dividend declared on February 5, 1999 and paid on March 15, 1999.

WATERSIDE CAPITAL CORPORATION

Balance Sheets

June 30, 1998 and 1999

--------------------------------------------------------------------------------


                                                                                                   1998                 1999
                                                                                              ----------------    ----------------

Assets:
     Investments in portfolio companies, at fair value (notes 2 and 16):
         Equity securities                                                                   $      6,724,337          17,070,782
         Loans                                                                                      1,575,264           6,894,468
         Options and warrants                                                                         206,624             377,000
                                                                                              ----------------    ----------------

                 Total investments, cost of $7,640,893 and $23,860,295
                     at June 30, 1998 and 1999, respectively                                        8,506,225          24,342,250
                                                                                              ----------------    ----------------

     Current assets:
         Cash and cash equivalents                                                                  4,393,501           1,269,409
         Dividend receivable                                                                          172,842             311,737
         Interest receivable                                                                           21,272             228,438
         Note receivable (note 3)                                                                           -             150,000
         Refundable income taxes                                                                            -              43,322
         Prepaid expenses and other current assets                                                     45,137              77,916
                                                                                              ----------------    ----------------

                 Total current assets                                                               4,632,752           2,080,822

     Property and equipment, net (note 4)                                                             112,002             118,961

     Deferred financing costs, net                                                                    123,750             567,837
                                                                                              ----------------    ----------------

                 Total assets                                                                $     13,374,729          27,109,870
                                                                                              ================    ================

Liabilities and Stockholders' Equity:
     Current liabilities:
         Accounts payable                                                                    $         15,616              57,142
         Accrued expenses (note 5)                                                                     66,825             372,828
         Deferred revenue                                                                                   -             113,631
                                                                                              ----------------    ----------------

                 Total current liabilities                                                             82,441             543,601

     Deferred income taxes (note 7)                                                                   258,000             195,000
     Debentures payable (note 6)                                                                            -          12,300,000
                                                                                              ----------------    ----------------

                 Total liabilities                                                                    340,441          13,038,601
                                                                                              ----------------    ----------------

     Stockholders' equity (note 8):
         Common stock, $1 par value, 10,000,000 shares authorized,
             1,420,900 and 1,491,937 issued and outstanding at
             June 30, 1998 and 1999, respectively                                                   1,420,900           1,491,937
         Preferred stock, $1 par value, 25,000 shares authorized,
             no shares issued and outstanding                                                               -                   -
         Additional paid-in capital                                                                12,272,636          12,769,895
         Net unrealized appreciation on investments, net of income taxes                              536,810             298,434
         Undistributed accumulated earnings                                                           258,942             966,003
         Stockholders' notes receivable                                                            (1,455,000)         (1,455,000)
                                                                                              ----------------    ----------------

                 Total stockholders' equity                                                        13,034,288          14,071,269

     Commitments and contingencies (notes 2, 11, 12 and 13)
                                                                                              ----------------    ----------------

                 Total liabilities and stockholders' equity                                  $     13,374,729          27,109,870
                                                                                              ================    ================

                 Net asset value per common share (note 8)                                   $           8.74                9.43
                                                                                              ================    ================


See accompanying notes to financial statements.

WATERSIDE CAPITAL CORPORATION

Statements of Operations

Years ended June 30, 1997, 1998 and 1999

--------------------------------------------------------------------------------


                                                                                          1997            1998             1999
                                                                                  ---------------  --------------   --------------

Operating income:
     Interest on loans                                                            $        9,430          24,290          717,437
     Dividends                                                                            51,425         299,080        1,071,899
     Interest on cash equivalents                                                        166,573         211,440          160,889
     Fee and other income                                                                 37,450         271,714          947,013
                                                                                  ---------------  --------------   --------------

             Total operating income                                                      264,878         806,524        2,897,238
                                                                                  ---------------  --------------   --------------

Operating expenses:
     Management fees (note 10)                                                            52,000          39,000                -
     Salary and benefits                                                                  41,965         326,261          913,786
     Legal and accounting                                                                 41,128          90,592          122,080
     Interest expense                                                                          -               -          417,605
     Other operating expenses (note 10)                                                   79,574         179,666          351,659
                                                                                  ---------------  --------------   --------------

             Total operating expenses                                                    214,667         635,519        1,805,130
                                                                                  ---------------  --------------   --------------

             Net operating income before income taxes                                     50,211         171,005        1,092,108

Income tax expense (benefit) (note 7)                                                    (12,370)        (47,220)          51,000
                                                                                  ---------------  --------------   --------------

             Net operating income                                                         62,581         218,225        1,041,108

Realized gain on investments, net of income taxes of $144,000                                  -               -          234,312

Change in unrealized appreciation on investments, net of income tax expense (benefit) of $129,600, $198,920 and $(145,000)
     for 1997, 1998 and 1999, respectively (note 16)                                     211,700         325,110         (238,376)
                                                                                  ---------------  --------------   --------------

             Net increase in stockholders' equity resulting from operations       $      274,281         543,335        1,037,044
                                                                                  ===============  ==============   ==============

Net increase in stockholders' equity resulting from operations per share -
     basic and diluted (notes 8 and 9)                                            $         0.46            0.57             0.70
                                                                                  ===============  ==============   ==============




See accompanying notes to financial statements.

WATERSIDE CAPITAL CORPORATION

Statements of Changes in Stockholders' Equity (Note 8)

Years ended June 30, 1997, 1998 and 1999
--------------------------------------------------------------------------------


                                                                         Common Stock                           Additional
                                                 --------------------------------------------------------------
                                                              Shares                         Shares               paid-in
                                                 ------------------------------  ------------------------------
                                                  Subscribed          Amount        Issued         Amount         capital
                                                 ---------------------------------------------------------------------------

Balance at June 30, 1996                              26,000      $  26,000        537,400    $   537,400        4,987,100
Common stock issued pursuant to
    private placement                                (26,000)       (26,000)        31,500         31,500           54,000
Repayment of stockholders' notes receivable                -              -              -              -                -
Net operating income                                       -              -              -              -                -
Increase in net unrealized appreciation on
    investments                                            -              -              -              -                -
                                                     --------       ----------  -----------    -----------     ------------
Balance  at June 30, 1997                                  -              -        568,900        568,900        5,041,100
Common stock issued pursuant to
    initial public offering                                -              -        852,000        852,000        7,231,536
Repayment of stockholders' notes receivable                -              -              -              -                -
Net operating income                                       -              -              -              -                -
Increase in net unrealized appreciation on
    investments                                            -              -              -              -                -
                                                     --------       ----------  -----------    -----------     -----------
Balance at June 30, 1998                                   -              -      1,420,900      1,420,900       12,272,636
5% stock dividend                                          -              -         71,037         71,037          497,259
Net operating income                                       -              -              -              -                -
Net realized gain on investments                           -              -              -              -                -
Decrease in net unrealized appreciation on
    investments                                            -              -              -              -                -
                                                     ---------      ----------  -----------    -----------     ------------
Balance at June 30, 1999                                   -       $      -      1,491,937    $ 1,491,937       12,769,895
                                                     =========     ===========  ===========   ============     ============




                                                   Net unrealized  Undistributed
                                                    appreciation    accumulated    Stockholders'    Total

                                                   (depreciation)    earnings         notes         stockholders'

                                                   on investments    (deficit)     receivable       equity
                                                 ---------------------------------------------------------------
Balance at June 30, 1996                            $        -        (21,864)     (2,016,000)       3,512,636
Common stock issued pursuant to
    private placement                                        -              -               -           59,500
Repayment of stockholders' notes receivable                  -              -          10,000           10,000
Net operating income                                         -         62,581               -           62,581
Increase in net unrealized appreciation on
    investments                                        211,700              -               -          211,700
                                                    -----------   ------------    -------------   -------------
Balance  at June 30, 1997                              211,700         40,717      (2,006,000)       3,856,417
Common stock issued pursuant to
    initial public offering                                  -              -               -        8,083,536
Repayment of stockholders' notes receivable                  -              -         551,000          551,000
Net operating income                                         -        218,225               -          218,225
Increase in net unrealized appreciation on
    investments                                        325,110              -               -          325,110
                                                     ----------    -----------     ------------     ------------
Balance at June 30, 1998                               536,810        258,942      (1,455,000)      13,034,288
5% stock dividend                                            -       (568,359)              -              (63)
Net operating income                                         -      1,041,108               -        1,041,108
Net realized gain on investments                             -        234,312               -          234,312
Decrease in net unrealized appreciation on
    investments                                       (238,376)             -               -         (238,376)
                                                     ----------    ------------    -------------   -------------
Balance at June 30, 1999                            $  298,434        966,003      (1,455,000)      14,071,269
                                                    ===========    ============    ============    =============


See accompanying notes to financial statements.

--------------------------------------------------------------------------------
WATERSIDE CAPITAL CORPORATION

Statements of Cash Flows

Years ended June 30, 1997, 1998 and 1999

--------------------------------------------------------------------------------


                                                                                           1997           1998              1999
                                                                                     ---------------  -------------     ------------

Cash flows from operating activities:
     Net increase in stockholders' equity resulting from operations                   $    274,281        543,335         1,037,044
     Adjustments to reconcile net increase in stockholders' equity resulting from operations to net cash provided by (used
         in) operating activities:
             Decrease (increase) in unrealized appreciation on investments                (341,300)      (524,030)          383,376
             Realized gain on investments                                                        -              -          (378,312)
             Accretion of preferred stock and loan investments                                   -              -           (71,823)
             Depreciation and amortization                                                  15,346         38,634            42,185
             Deferred income tax expense (benefit)                                         117,230        151,700           (63,000)
             Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
                     Dividend receivable                                                   (51,425)      (121,417)         (138,895)
                     Interest receivable                                                    (5,730)       (15,542)         (207,166)
                     Refundable income taxes                                               (16,752)        16,752           (43,322)
                     Prepaid expenses and other current assets                                   -        (45,137)          (32,779)
                     Other assets                                                             (390)          (750)                -
                     Accounts payable and accrued expenses                                (114,058)        81,510           347,529
                     Deferred revenue                                                            -              -           113,631
                     Income taxes payable                                                   (1,823)             -                 -
                                                                                       ------------  -------------  ----------------

                        Net cash provided by (used in) operating activities               (124,621)       125,055           988,468
                                                                                       ------------  -------------  ----------------

Cash flows from investing activities:
     Investments made                                                                   (1,140,000)    (5,175,893)      (12,872,180)
     Loans made                                                                           (400,000)    (1,325,000)       (5,633,270)
     Principal collected on loans made                                                     400,000              -            66,163
     Issuance of note receivable                                                                 -              -          (150,000)
     Proceeds from repayment of stockholders' notes receivable                              10,000        551,000                 -
     Proceeds from sales of investments                                                          -              -         2,670,021
     Acquisition of property and equipment                                                 (52,997)       (71,345)          (24,731)
                                                                                       ------------  -------------  ----------------

                        Net cash used in investing activities                           (1,182,997)    (6,021,238)      (15,943,997)
                                                                                       ------------  -------------  ----------------

Cash flows from financing activities:
     Proceeds from notes payable                                                                 -              -        12,300,000
     Payment of deferred financing costs                                                         -       (123,000)         (468,500)
     Proceeds from issuance of common stock                                                 59,500      8,083,536                 -
     Payment related to fractional shares associated with stock dividend                         -              -               (63)
     Repayment of short-term debt                                                          (18,500)             -                 -
                                                                                       ------------  -------------  ----------------

                        Net cash provided by financing activities                           41,000      7,960,536        11,831,437
                                                                                       ------------  -------------  ----------------

Net increase (decrease) in cash and cash equivalents                                    (1,266,618)     2,064,353        (3,124,092)

Cash and cash equivalents, beginning of year                                             3,595,766      2,329,148         4,393,501
                                                                                       ------------  -------------  ----------------

Cash and cash equivalents, end of year                                                $  2,329,148      4,393,501         1,269,409
                                                                                      =============  =============  ================

Supplemental disclosure of cash flow information:
     Cash paid during the year for interest                                           $          -              -           196,462
                                                                                      =============  =============  ================

     Cash paid during the year for income taxes                                       $     10,180              -           160,000
                                                                                      =============  =============  ================



See accompanying notes to financial statements.

WATERSIDE CAPITAL CORPORATION

Notes to Financial Statements

June 30, 1998 and 1999

--------------------------------------------------------------------------------

(1)      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         DESCRIPTION OF BUSINESS

         Waterside Capital Corporation (the "Company") was incorporated in the Commonwealth of Virginia on July 13, 1993 and is a closed-end investment company licensed by the Small Business Administration (the "SBA") as a Small Business Investment Corporation ("SBIC"). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development. Under applicable SBA regulations, the Company is restricted to investing only in qualified small business concerns as contemplated by the Small Business Investment Act of 1958. The Company made its first loan to a small business concern in October 1996 and its first equity investment in November 1996.

         On September 10, 1997, the Company authorized a common stock split of 100 to 1. This increased the authorized number of common shares to 10,000,000 and the issued and outstanding common shares to 568,900.

         In January 1998, the Company completed an Initial Public Offering ("IPO") of 852,000 shares of common stock at a price of $11.00 per share. The net proceeds, after $1,288,464 of offering costs, were $8,083,536.


         CASH AND CASH EQUIVALENTS

         The Company considers all highly liquid securities purchased with insignificant interest rate risk and original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at June 30, 1998 and 1999:

                                                  1998              1999
                                                  ----              ----

          Cash                            $       193,501            269,409
          Repurchase agreements                 4,200,000          1,000,000
                                                ---------      -------------

                          Total           $     4,393,501          1,269,409
                                                =========      =============

                                                                     (Continued)

         The repurchase agreements reflected above consist of overnight agreements collateralized by U.S. government securities. Due to the short-term nature of the agreements, the securities are held for the Company by a bank.

         INVESTMENT VALUATION

         Investments are carried at fair value, as determined by the Executive Committee of the Board of Directors. The Company, through its Board of Directors, has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations (the "Policy"). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are valued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. The fair value of equity securities of publicly traded companies are generally valued at their quoted market price discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities. Discounts range from 0% to 40% for investment size and market liquidity concerns. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Policy. The Company maintains custody of its investments as permitted by the Investment Company Act of 1940.

         REALIZED AND UNREALIZED GAIN OR LOSS ON INVESTMENTS

         Realized gains or losses recorded upon disposition of investments are calculated on the difference between the net proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments, including any provision for losses, are included as changes in the unrealized appreciation or depreciation in the statement of operations.

         RECOGNITION OF INTEREST AND DIVIDEND INCOME

         Interest income is recorded on the accrual basis. In the case of dividends on preferred stock investments where the Company has an agreement stipulating dividends payable, the Company accrues the dividends in income on a pro-rata basis during the year. Otherwise, dividends are recorded as income on the ex-dividend date. The Company ceases to accrue dividends and interest income if the investee is more than 120 days delinquent in their payments. Accretion of loans and preferred stock investments are recorded as a component of interest and dividend income in the statement of operations.

                                                                     (Continued)

         FEE INCOME

         Portfolio investment processing fees are recognized as income upon consummation of the related investment transaction.

         PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. Depreciation and amortization of property and equipment is calculated on the straight-line method over the estimated useful lives of the assets ranging from 5 to 7 years. Property and equipment held under leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

         DEFERRED FINANCING COSTS

         Deferred financing costs consist of origination and processing fees paid in connection with SBA debentures. The origination and processing fees are amortized over the life of the debentures using the straight-line method, which approximates the effective interest method.

         INCOME TAXES

         Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         NET INCREASE IN STOCKHOLDERS' EQUITY RESULTING FROM OPERATIONS PER
         SHARE

         The Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 128, EARNINGS PER SHARE, for the year ended June 30, 1998. Basic earnings per share as calculated in accordance with SFAS No. 128 has been computed by dividing net increase in stockholders' equity resulting from operations by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur assuming the inclusion of common share equivalents and has been computed by dividing net increase in stockholders' equity resulting from operations by the weighted average number of common shares and common share equivalents outstanding. Common share equivalents include all outstanding stock options and warrants after applying the treasury stock method. All share and per share data in the financial statements and the accompanying notes have been retroactively adjusted to reflect the implementation of SFAS No. 128.

         STOCK OPTION PLAN

         The Company accounts for stock options issued to employees under the provisions of Statement of Financial Accounting Standards (SFAS) No. 123, ACCOUNTING FOR STOCK BASED COMPENSATION, which permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board (APB) Opinion No. 25 and provide pro forma net income and pro forma net income per common share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

         RECLASSIFICATIONS

         Certain reclassifications have been made to the 1997 and 1998 financial statements to conform to 1999 financial statement presentation.

         USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2)      INVESTMENTS

         Investments consist primarily of preferred stock obtained from and loans made to portfolio companies under SBIC investment and loan regulations. The financial statements include securities valued at $8,506,225 and $24,342,250 at June 30, 1998 and 1999 (63.6% and 89.8%
         of assets), respectively. Investments are recorded at fair value as determined by the Executive Committee of the Board of Directors or by current market prices, if available, in accordance with the Company's valuation policy. The valuation process completed by management includes estimates made by management and the Executive Committee in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material.

         Since December 4, 1998, Diversified Telecom, Inc. has not made required dividend payments to the Company. As a result, the Company has discontinued accruing dividends on the investment. Certain changes have been made at the portfolio company level and management does not believe that the underlying investment is impaired.

                                                                     (Continued)

(3)      NOTE RECEIVABLE

         The Company has a note receivable due from the chief executive officer of one of its investees. The note earns interest at 9% per annum and matures on June 30, 2000. Interest payments are due monthly, and a final installment in the amount of all outstanding principal, plus accrued and unpaid interest, is due upon maturity.

(4)      PROPERTY AND EQUIPMENT

         Property and equipment at June 30, 1998 and 1999 consists of the following:


                                                                                        1998             1999
                                                                                        ----             ----

          Furniture and fixtures                                                $          66,189         80,479
          Computer equipment                                                               30,226         37,296
          Leasehold improvements                                                           27,927         31,298
                                                                                     ------------    -----------

                                                                                          124,342        149,073

          Less accumulated depreciation and amortization                                   12,340         30,112
                                                                                     ------------    -----------

                          Property and equipment, net                           $         112,002        118,961
                                                                                     ============      =========


(5)      ACCRUED EXPENSES

         Accrued expenses at June 30, 1998 and 1999 consist of the following:


                                                                                        1998             1999
                                                                                        ----             ----

         Accrued accounting and legal expense                                       $      45,500         37,932
         Accrued salaries and benefits                                                     21,325        114,766
         Accrued interest payable                                                               -        196,730
         Other accrued expenses                                                                 -         23,400
                                                                                     ------------     ----------

                          Total accrued expenses                                    $      66,825        372,828
                                                                                     ============      =========


(6)      DEBENTURES PAYABLE

         At June 30, 1999, the Company had drawn down debentures totaling $12,300,000 payable to the SBA. The $6,000,000 drawn down during the second quarter of 1999 bears interest at a fixed interest rate of 6.240% and matures March 1, 2009. Interest on the $6,300,000 drawn down in the fourth quarter of 1999 is payable at an interim interest rate of 5.535% which is expected to be fixed in September 1999, and matures on September 1, 2009. The debentures require semi-annual interest-only payments, with all principal due upon maturity. The SBA debentures are subject to a prepayment penalty.

         In May 1999, the Company was granted approval for additional SBA debentures totaling up to $16,100,000. The debentures will accrue interest at an interim rate to be set at the time of each draw against the facility. The interest rate on any outstanding amounts is fixed in the March or September following the draw down. At June 30, 1999 none of these debentures had been drawn upon.

(7)      INCOME TAXES

         The Company's provision for income taxes for the years ended June 30, 1997, 1998 and 1999 was allocated as follows:


                                                                           1997            1998           1999
                                                                           ----            ----           ----


         Income tax expense (benefit) attributable to
              operations                                              $    (12,370)       (47,220)        51,000
         Deferred tax expense (benefit) attributable
              to change in unrealized appreciation
              on investments                                               129,600        198,920       (145,000)
         Current tax expense attributable to realized
              gain on investments                                                -              -        144,000
                                                                        ----------    -----------    -----------

                          Total income tax expense                    $    117,230        151,700         50,000
                                                                        ==========    ===========    ===========


         The Company's income tax expense (benefit) attributable to operations for the years ended June 30, 1997, 1998 and 1999 is as follows:


                                                                           1997            1998           1999
                                                                           ----            ----           ----


         Current:
             Federal                                                  $         -              -        (25,000)
             State                                                              -              -         (6,000)
                                                                        ----------    -----------    -----------

                Total current taxes                                             -              -        (31,000)
                                                                        ----------    -----------    -----------

         Deferred:
             Federal                                                      (10,370)       (39,720)        68,000
             State                                                         (2,000)        (7,500)        14,000
                                                                        ----------    -----------    -----------

                Total deferred taxes                                      (12,370)       (47,220)        82,000
                                                                        ----------    -----------    -----------

         Total income tax expense (benefit) attributable
              to operations                                           $   (12,370)       (47,220)        51,000
                                                                        ==========    ===========    ===========

                                                                     (Continued)

         The 1997, 1998 and 1999 actual tax expense (benefit) attributable to operations differs from the amount which would be provided by applying the statutory federal rate to net operating income before income taxes as follows:


                                                                           1997            1998            1999
                                                                           ----            ----            ----

         Computed "expected" tax expense                               $    17,000         58,000        371,000
         State taxes, net of federal impact                                 (1,320)        (5,000)         5,000
         Nontaxable dividend income                                        (17,500)      (102,000)      (348,000)
         Other                                                             (10,550)         1,780         23,000
                                                                           -------    -----------    -----------

         Total income tax expense (benefit) attributable
              to operations                                            $   (12,370)       (47,220)        51,000
                                                                           =======    ===========    ===========


         The Company's deferred tax assets and liabilities at June 30, 1998 and 1999 are as follows:


                                                                                          1998            1999
                                                                                          ----            ----

          Deferred tax assets:
              Net operating loss carryforward                                       $      53,000              -
              Organization costs, due to the differing amortization
                 methods and implementation of SOP 98-5                                    23,000         15,000
                                                                                      -----------    -----------

                        Total deferred tax assets                                          76,000         15,000
                                                                                      -----------    -----------

          Deferred tax liabilities:
              Property and equipment, due to differing
                 depreciation methods                                                      (5,000)        (9,000)
              Investments, due to recognition of unrealized
                 appreciation and accretion for financial
                 statement purposes                                                      (329,000)      (201,000)
                                                                                      -----------    -----------

                        Total deferred tax liabilities                                   (334,000)      (210,000)
                                                                                      -----------    -----------

                        Net deferred tax liabilities                                $    (258,000)      (195,000)
                                                                                      ===========    ===========

                                                                     (Continued)
                                       12

(8)      STOCKHOLDERS' EQUITY

         STOCKHOLDERS' NOTES RECEIVABLE

         In 1996, the Company completed a private placement under which the Company sold shares of common stock to accredited investors for 50% of the subscription price paid in cash and the balance financed by a non-interest bearing demand recourse promissory note. The Company holds the issued shares as collateral for the note until the note is paid in full. Other investors that purchased shares in this private placement elected to pay all cash for their shares at the time of issuance. As of June 30, 1998 and 1999, $1,455,000 of these notes were outstanding.

         On December 3, 1997, the Board of Directors of the Company authorized the officers of the Company to demand that the stockholders repay the notes on or before December 31, 1999. Notice of this demand was sent to the stockholders on December 31, 1997.

         STOCK DIVIDEND

         On February 5, 1999, the Company declared a 5% stock dividend to shareholders of record as of February 26, 1999. On March 15, 1999, the Company issued 71,037 shares of common stock in conjunction with this dividend. Accordingly, amounts equal to the fair market value (based on quoted market prices) of the additional shares issued have been charged to retained earnings and capitalized as common stock and additional paid-in capital. Historical earnings per share and weighted average shares outstanding and net asset value per share have been restated to reflect the 5% stock dividend.

         UNDISTRIBUTED ACCUMULATED EARNINGS

         Undistributed accumulated earnings at June 30, 1998 and 1999 consist of the following:

                                                           1998          1999
                                                           ----          ----

          Undistributed accumulated investment income     $  258,942    731,691
          Undistributed accumulated net realized gains             -    234,312
                                                          ----------    -------

          Undistributed accumulated earnings              $  258,942    966,003
                                                          ==========    =======

                                                                     (Continued)
                                       13

         STOCK OPTION PLAN

         During 1998, the Company adopted the Waterside Capital Corporation 1998 Employee Stock Option Plan (the "Plan") pursuant to which the Company may grant stock options to officers and key employees. The Plan authorizes the grant of options to purchase up to 105,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest on a graded schedule, at which time they become fully exercisable. There was no plan in effect during 1997. During 1998 and 1999, 81,375 and 21,000 options, respectively, were granted under the Plan. At June 30, 1998 and 1999, there were 23,625 and 2,625 additional shares available for future grant under the Plan, respectively.

         The per share weighted-average fair value of all stock options granted is $2.94. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, expected volatility of 18.2%, expected dividend yield of 0% and risk-free interest rate of 5.55% for options granted in fiscal 1998 and expected life of five years, expected volatility of 17.3%, expected dividend yield of 0% and risk-free interest rate of 6.01% for options granted in fiscal 1999.

         Under the Plan, the employee stock options are dividend protected. As a result, the exercise price of the outstanding options was adjusted downward and the number of options increased so as to equalize the holder's value before and after a stock dividend or split. As a result of the stock dividend described above, all options outstanding were adjusted in accordance with the Plan.

         The Company applies APB Opinion No. 25 in accounting for its Plan and, accordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income would have been reduced to the pro forma amounts indicated below:


                                                                                        1998            1999
                                                                                        ----            ----


          Net increase in stockholders'
              equity resulting from operations                As reported           $ 543,335        1,037,044
                                                              Pro forma               515,587          855,516

          Net increase in stockholders'
              equity resulting from operations
              per share - basic and diluted                   As reported           $    0.57             0.70
                                                              Pro forma                  0.54             0.57

                                                                     (Continued)

         Stock option activity during the periods indicated is as follows:


                                                                    Number of                   Weighted-Average
                                                                     Shares                      Exercise Price
                                                                     ------                      --------------
          Balance at June 30, 1997                                         -                     $        -
          Granted                                                     81,375                          10.49
          Exercised                                                        -                              -
          Forfeited                                                        -                              -
          Expired                                                          -                              -
                                                                  ----------                      ----------

          Balance at June 30, 1998                                    81,375                          10.49
          Granted                                                     21,000                           8.21
          Exercised                                                        -                              -
          Forfeited                                                        -                              -
          Expired                                                          -                              -
                                                                  ----------                      ----------

          Balance at June 30, 1999                                   102,375                     $    10.02
                                                                  ==========                      ==========


         At June 30, 1998 and 1999, 9,450 and 75,425 options, respectively, were exercisable. The difference between the weighted average exercise prices for all outstanding options and those exercisable on June 30, 1999 was not significant.

         The weighted average remaining contractual life of outstanding options at June 30, 1999 is 8.9 years.

                                                                     (Continued)

(9)      NET INCREASE IN STOCKHOLDERS' EQUITY RESULTING FROM OPERATIONS PER
         SHARE

         The following table sets forth the calculation of basic and diluted net increase in stockholders' equity resulting from operations per share for the years ended June 30, 1997, 1998 and 1999:


                                                                       1997               1998            1999
                                                                       ----               ----            ----

          Basic net increase in stockholders' equity
              resulting from operations per share:
                 Net increase in stockholders' equity
                    resulting from operations                    $     274,281            543,335      1,037,044
                                                                  ============        ===========    ===========
                 Weighted average number of
                    common shares outstanding                    $     590,223            955,749      1,491,937
                                                                  ============        ===========    ===========

                    Basic net increase in stockholders'
                        equity resulting from operations
                        per share                                $        0.46               0.57           0.70
                                                                  ============        ===========    ===========


          Diluted net increase in stockholders' equity
              resulting from operations per share:
                 Net increase in stockholders' equity
                    resulting from operations                    $     274,281            543,335      1,037,044
                                                                  ============        ===========    ===========
                 Weighted average number of common
                    shares outstanding                                 590,223            955,749      1,491,937
                 Dilutive effect of stock options (as
                    determined by using the treasury
                    stock method)                                            -              1,456             -
                                                                  ------------        -----------    -----------
                 Adjusted weighted average number
                    of common shares outstanding                 $     590,223            957,205      1,491,937
                                                                  ============        ===========    ===========

                        Diluted net increase in
                           stockholders' equity resulting
                           from operations per share             $        0.46               0.57           0.70
                                                                  ============        ===========    ===========


(10)     RELATED PARTY TRANSACTIONS

         During the fiscal years ended June 30, 1997 and 1998, the Company paid management fees and expenses to a company owned by an officer and director of the Company of $52,000 and $39,000, respectively. In addition, for the fiscal years ended June 30, 1998 and 1999, the Company paid fees of $14,000 and $88,000, respectively, to an officer and director of the Company and to a partnership owned by an officer and director of the Company for the use of an airplane.

                                                                     (Continued)
                                       16

         On February 1, 1997, the Company entered into a sublease agreement with a company in which it has invested. The sublease agreement provides for the same term as the prime lease, except that the sublease may be terminated by either party on 90 days notice. As of June 30, 1999, the Company no longer has an investment in this entity.

(11)     LEASES

         The Company has four noncancelable operating leases, primarily for office space, that expire over the next four years. The Company nets rent expense with sublease income.

         Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 1999 are:

          Year ending June 30,
                 2000                                      $       62,907
                 2001                                              64,241
                 2002                                              65,370
                 2003                                              33,326
                                                             ------------

                    Total minimum lease payments           $      225,844
                                                             ============

         Net rental expense for operating leases for the years ended June 30, 1997, 1998 and 1999 was $20,919, $34,834 and $68,376, respectively.
         Sublease income for the years ended June 30, 1997, 1998 and 1999 was $3,500, $10,900 and $4,900, respectively.

(12)     COMMITMENTS AND CONTINGENCIES

         EMPLOYMENT AGREEMENTS

         The Company has employment agreements with five active members of management. These agreements provide for a specified annual base salary and certain discretionary and performance-based bonuses. The contracts also provide for stock options to be granted to the executives, where the executives may purchase common shares of the Company at the fair value of the Company's common stock at the time of grant. Annual base salaries under these agreements range from $65,000 to $130,000. The terms for these agreements range from one year to five years and expire between December 1999 and December 2002. If the employees are terminated by the Executive Committee due to disability or without cause, the compensation of four employees will be paid for a period of 90 days from the termination date, and the compensation of one employee will be paid for a period of two years from termination date. The Company's commitment for termination benefits is approximately $276,000.
                                                                     (Continued)

         LINE OF CREDIT

         The Company has an open line of credit with a financial institution for $1,500,000. The interest rate on the line is the bank's prime rate. There were no outstanding borrowings under the line of credit at June 30, 1999.

(13)     CONCENTRATION OF CREDIT RISK

         Most of the Company's portfolio investment companies are located in the Mid-Atlantic region of the United States. As a result, any adverse impact on the economy of that region could impact the Company's results of operations and financial position.

(14)     FAIR VALUE OF FINANCIAL INSTRUMENTS

         The following summary disclosures are made in accordance with the provisions of SFAS No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. Fair value is defined in the statement as the amount at which an instrument could be exchanged in a current transaction between willing parties.

         The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 1998 and 1999:

         CASH AND CASH EQUIVALENTS, DIVIDENDS RECEIVABLE, INTEREST RECEIVABLE, NOTE RECEIVABLE, ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

         The carrying amounts approximate fair value because of the short maturity of these instruments.

         INVESTMENTS IN PORTFOLIO COMPANIES:

         The Company's investments are reflected at fair value in the Company's balance sheets. The fair value of portfolio investments is determined by the Executive Committee of the Board of Directors or by current market prices, if available, in accordance with the Company's valuation policy (see note 2).

         DEBENTURES  PAYABLE:

         The carrying amounts approximate fair value as the interest rate on the $6,000,000 draw down was fixed in March 1999 and the $6,300,000 draw down received an interim rate on April 22, 1999. In addition, interest rates did not materially change between March and June 30, 1999.

                                                                     (Continued)

         STOCKHOLDERS' NOTES RECEIVABLE:

         The fair value of stockholders' notes receivable is estimated by discounting the future cash flows using current interest rates at which similar notes would be made to borrowers with similar credit ratings. The fair value at June 30, 1998 and 1999 is estimated to be $1,279,000 and $1,394,000, respectively.

  (15)   EMPLOYEE BENEFIT PLAN

         Effective July 1, 1998, the Company adopted the Waterside Capital Corporation Defined Contribution Plan and Trust. The plan is available to all employees of the Company, regardless of age, who have completed at least three months of service. Eligible employees may contribute up to 8% of their compensation annually with the Company providing contributions of 50% of the first 6% of participating employees' contributions. In addition, the Company has the ability to make discretionary contributions which will be determined by a resolution of the Board of Directors. Total employer expense for the plan for the year ended June 30, 1999 was $21,708.

(16)     CHANGE IN ESTIMATE

         In the fourth quarter of 1999, the Company changed its estimate of the liquidity discount used to calculate the fair value of investments in publicly traded companies. The change in estimate provides a more reasonable basis to determine the actual liquidity discount based on the amount of shares held and the average daily trading volume. The change resulted in additional unrealized appreciation on investments of approximately $66,000, net of income taxes, for the fourth quarter of 1999.

                                                                     (Continued)

WATERSIDE CAPITAL CORPORATION

Schedule of Portfolio Investments

JUNE 30, 1998 AND 1999

--------------------------------------------------------------------------------


         The Company's investment portfolio at June 30, 1998, consisted of the following:


                                                                                   Cost or
                                                                                 contributed           Fair
       Loans:                                     Maturity                          value              value
       ------                                     --------                          -----              -----

         Avery Communications,
             Inc. Convertible Note                12/10/02                  $        350,000           600,264
         Divaris Consolidated
             Investments, Inc.                     6/29/04                           975,000           975,000
                                                                                ------------      ------------

                Total loans                                                        1,325,000         1,575,264
                                                                                ------------      ------------

                                                                                   Cost or              Fair
                                                                Number           contributed           market
       Equity Investments:                                     of shares            value               value
       -------------------                                     ---------            -----               -----
         PUBLICLY-TRADED COMPANY -
             Avery Communications, Inc. Common
                Stock                                            245,000    $        249,900           568,033

         EQUITY INVESTMENTS IN PRIVATE COMPANIES:
             Real Time Data Management Services, Inc.
                Preferred Stock                                      700             585,000           710,247
             Mid-Atlantic Small Business Finance, Inc.
                Preferred Stock                                      500             140,000           140,000
             Coddle Roasted Meats, Inc. Preferred
                Stock                                                125             125,000            93,750
             Election Products, Inc. Preferred Stock                 500             875,000           875,000
             Election Products, Inc. Common Stock                    223                   4           140,518
             NKL Industries, Inc. Preferred Stock                    900             900,000           900,000
             NKL Industries, Inc. Common Stock                       989                 989               989
             Delta Education Systems, Inc. Preferred
                Stock                                                425             398,600           398,600
             Diversified Telecom, Inc. Preferred
                Stock                                              1,500           1,500,000         1,500,000
             Crispies, Inc. Preferred Stock                          400             397,200           397,200
             Triangle Biomedical Sciences Preferred
                Stock                                              1,000           1,000,000         1,000,000
                                                                                ------------      ------------

                   Total equity investments                                        6,171,693         6,724,337
                                                                                ------------      ------------

                                                                     (Continued)
                                       20

WATERSIDE CAPITAL CORPORATION

--------------------------------------------------------------------------------


                                                                                   Cost or             Fair
                                                 Number of       Percentage      contributed          market
       Stock Options and Warrants:                shares          ownership         value              value
       ---------------------------                ------          ---------         -----              -----
         PUBLICLY-TRADED COMPANY:
             Avery Communications, Inc. *           91,000          0.00%   $              -            53,424

         PRIVATE COMPANIES:
             Real Time Data Management
                Services, Inc.                         125         29.41             115,000           124,000
             Coddle Roasted Meats, Inc.              1,177         15.00                   -                 -
             Delta Education Systems, Inc.             176         15.00              26,400            26,400
             Diversified Telecom, Inc.               3,611         10.74                   -                 -
             Crispies, Inc.                            524          6.37               2,800             2,800
             Triangle Biomedical Sciences           23,260          6.57                   -                 -
                                                                                ------------     -------------

                Total options and warrants                                           144,200           206,624
                                                                                ------------     -------------

                Total investments                                           $      7,640,893         8,506,225
                                                                                ============     =============


         The Company's investment portfolio at June 30, 1999 consisted of the following:


                                                                                   Cost or
                                                                                 contributed            Fair
       Loans:                                     Maturity                          value               value
       ------                                    ---------                          -----               -----

         Avery Communications,
             Inc. Convertible Note                12/10/02                  $        350,000           350,000
         Divaris Consolidated
             Investments, Inc.                     6/29/04                         1,100,000         1,100,000
         Extraction Technologies
             of VA, LLC                            7/22/03                           900,000           900,000
         JMS Worldwide, Inc.                       7/31/03                         1,000,000         1,000,000
         Diversified Telecom, Inc.                 Demand                            133,837           133,837
         Diversified Telecom, Inc.                 5/19/02                           152,145           152,145
         The Netplex Group, Inc.                   2/25/04                           758,319           758,319
         MilleCom, Inc.                            3/31/04                           900,000           900,000
         MilleCom, Inc.                            5/11/04                           360,000           360,000
         DigitalSquare.com
             Convertible Note                     12/31/99                           500,000           500,000
         ISR Solutions, Inc.                       6/30/04                           740,167           740,167
                                                                                ------------     -------------

                Total loans                                                        6,894,468         6,894,468
                                                                                ------------     -------------


                                                                     (Continued)

WATERSIDE CAPITAL CORPORATION

--------------------------------------------------------------------------------


                                                                                  Cost or              Fair
                                                                  Number         contributed          market
         Equity Investments:                                     of shares          value              value
         -------------------                                     ---------          -----              -----

             PUBLICLY-TRADED COMPANIES:
             Avery Communications, Inc. Common
                Stock                                              245,000    $      249,900           223,685
             Netplex Group, Inc. Preferred Stock                 1,500,000         1,500,000         1,500,000
             Netplex Group, Inc. Common Stock  *                   165,000           237,000           427,425
             Triangle Imaging Group, Inc. Preferred
                Stock                                              150,000         1,321,500         1,321,500
             Triangle Imaging Group, Inc. Convertible
                Preferred Stock                                        700           700,000           700,000
             Triangle Imaging Group, Inc. Common
                Stock  *                                           500,000           225,000           273,500

             EQUITY INVESTMENTS IN PRIVATE COMPANIES:
             Real Time Data Management Services, Inc.
                Preferred Stock                                        400           369,334           557,479
             Coddle Roasted Meats, Inc. Common
                Stock                                                1,200               120               120
             Delta Education Systems, Inc. Preferred
                Stock                                                1,625         1,584,643         1,584,643
             Diversified Telecom, Inc. Preferred Stock               1,500         1,500,000         1,500,000
             Crispies, Inc. Preferred Stock                            400           397,760           397,760
             Triangle Biomedical Sciences Preferred
                Stock                                                1,000         1,000,000         1,000,000
             JMS North America, Inc. Preferred Stock                 1,500         1,500,000         1,500,000
             EPM Development Systems Corp.
                Preferred Stock                                      1,500         1,490,527         1,490,527
             Fire King International Preferred Stock                 2,000         2,000,000         2,000,000
             QuesTech Packaging, Inc. Preferred
                Stock                                                  600           600,000           600,000
             MilleCom, Inc. Common Stock                                60                60                60
             Eton Court Asset Management, Ltd.
                Preferred Stock                                      1,000           966,457           966,457
             Fairfax Publishing Co., Inc. Preferred
                Stock                                                1,100         1,027,626         1,027,626
                                                                              --------------    --------------

                   Total equity investments                                       16,669,927        17,070,782
                                                                              --------------    --------------

                                                                     (Continued)
                                       22

WATERSIDE CAPITAL CORPORATION






                                                                                    Cost or              Fair
                                                 Number of       Percentage       contributed           market
       Stock Options and Warrants:                shares          ownership          value               value
       --------------------------                 ------          ---------         ------              ------

         PUBLICLY-TRADED COMPANIES:
             Avery Communications, Inc.            126,000          0.00%   $               -                  -
             Netplex Group, Inc.  *                 75,000          0.70                    -             74,100
             Triangle Imaging Group, Inc. *         20,000          0.14                    -                  -
         PRIVATE COMPANIES:
             Real Time Data Management
                Services, Inc.                         125         29.41              115,000            122,000
             Delta Education Systems, Inc.             639         39.00               48,200             48,200
             Diversified Telecom, Inc.               8,998         15.00                    -                  -
             Crispies, Inc.                            524          6.37                2,800              2,800
             Triangle Biomedical Sciences           23,260          6.57                    -                  -
             Extraction Technologies of
                VA, LLC                                  -         15.00                    -                  -
             JMS North America, Inc.                   199          5.00                    -                  -
             EPM Development Systems,
                Corp.                                   87          8.00               11,600             11,600
             Fire King International                     -          3.75                    -                  -
             QuesTech Packaging, Inc.                    -         12.50                    -                  -
             MilleCom, Inc.                        150,000          3.15                    -                  -
             Eton Court Asset
                Management, Ltd.                    14,943         13.00               34,700             34,700
             Fairfax Publishing Co., Inc.              526         16.50               73,600             73,600
             ISR Solutions, Inc.                   476,951          6.00               10,000             10,000
                                                                                -------------      -------------

                Total options and warrants                                            295,900            377,000
                                                                                -------------      -------------

                Total investments                                           $      23,860,295   $     24,342,250
                                                                                =============      =============


*       Represents Rule 144A restricted securities
--------------------------------------------------------------------------------

SHAREHOLDER INFORMATION

CORPORATE OFFICES

Norfolk,Virginia -- Headquarters
300 E. Main Street, Suite 1380
Norfolk, VA 23510
Telephone: 757-626-1111
Facsimile: 757-626-0114

RICHMOND, VIRGINIA
707 E. Main Street, Suite 700
Richmond, VA 23219
Telephone: 804-225-5500
Facsimile: 804-225-5501

STOCK TRANSFER AGENT AND
REGISTRAR

Investors with questions
concerning account
information, replacing
lost or stolen certificates,
transferring securities
or processing a change
of address should contact:

RELIANCE TRUST COMPANY
3295 Northcrest Road N.E.
Atlanta, GA 30340-4099
Telephone: 770-938-6400
Facsimile: 770-908-7066

INVESTOR RELATIONS

Investors requiring
information about
the Company should
contact:

GERALD T. MCDONALD
Chief Financial Officer
Telephone: 757-626-1111
Facsimile: 757-626-0114

ANNUAL MEETING OF
SHAREHOLDERS

The annual shareholder's
meeting will be held
Monday, October 25, 1999
at 10:00 a.m. at Nauticus,
One Waterside Drive,
Norfolk, Virginia.
All shareholders are invited to attend.

STOCK LISTING

WATERSIDE CAPITAL CORPORATION
common stock is traded on the
NASDAQ Stock Market under the symbol WSCC.

INDEPENDENT PUBLIC
ACCOUNTANTS

KPMG LLP
Norfolk, Virginia

CORPORATE COUNSEL

WILLIAMS, MULLEN, CLARK & DOBBINS, P.C.
Virginia Beach, Virginia


DIRECTORS AND OFFICERS


DIRECTORS

Peter M. Meredith, Jr.1,3
Chairman of the Board
President
Meredith Construction Co. Inc.

J. Alan Lindauer1
President and Chief Executive Officer

James E. Andrews
Principal Owner
Anzell Automotive, Inc.

Donna C. Bennett2
Vice President
First Union National Bank

J.W. Whiting Chisman, Jr.1,3
President
Dare Investment Company

Jeffrey R. Ellis
Private Investor

Marvin S. Friedberg
Chief Executive Officer
Virginia Commonwealth
Trading Company

Eric L. Fox
Portfolio Manager
Paine Webber

Roger L. Frost2
Retired

Ernest F. Hardee1,3
President and Chief
Executive Officer
Hardee Realty Corporation

Henry U. Harris, III
President
Virginia Investment
Counselors, Inc.

Robert I. Low1,2
Senior Partner
Goodman & Company

Harold J. Marioneaux, Jr.
Dental Surgeon

Charles H. Merriman, III1
Manager, Corporate Finance Department
Scott & Stringfellow, Inc.

Augustus C. Miller
President and Chief
Executive Officer
Miller Oil Co., Inc.

Paul F. Miller
Director of Planning and
Development
City of Newport News

Juan M. Montero, II
General and Thoracic
Surgery

R. Scott Morgan, Sr.1
Executive Vice President
Branch Bank & Trust Corp.

James W. Noel, Jr.
Executive Director
York County Industrial Dev. Authority

Richard G. Ornstein1
Real Estate Management and Development

Jordan E. Slone
Chairman and Chief
Executive Officer
Harbor Group Companies


OFFICERS

J. Alan Lindauer
President and Chief
Executive Officer

Robert P. Louthan
Vice President and Business Development Officer

Gerald T. McDonald
Secretary and Chief
Financial Officer

Mark A. Sommer, III
Controller

Martin N. Speroni
Director of Research

Lex W. Troutman
Business Development
Officer

1 Executive Committee
2 Audit Committee
3 Compensation/Stock Option Committee