Form 10-K, Exhibit 13
period 2001-06-30
WATERSIDE CAPITAL CORP
filed 2001-09-26
CIK 924095

                         WATERSIDE CAPITAL CORPORATION





                               2001 Annual Report

         Table of Contents

         Letter to Stockholders............................... 1

         Five-Year Summary of Selected
          Financial Data ..................................... 2

         Management's Discussion And Analysis................. 3

         Independent Auditors' Report......................... 8

         Financial Statements................................. 9

         Corporate Information................................ Inside Back Cover

                         Waterside Capital Corporation

                      A Small Business Investment Company

Letter to Stockholders

Fiscal 2001, the first full year of the new millennium, proved to be a formi-dable challenge for the U.S. economy, for the venture capital industry and for our company. This was a period of uncertainty with no precedents, no good comparables, and also a period of adjustment.

Some of our portfolio companies experienced deteriorating financial condi-tions. Management is aggressively pursuing recovery alternatives through all available channels. Moving forward there is clearly much hard work to be done.

Even in these turbulent economic times, our company has been active, investing $6 million in new financings during fiscal 2001. We currently have investments in thirty portfolio companies of which four are publicly traded and twenty-six are privately held.

Some of our clients have reached significant milestones during this fiscal year. Many have graduated from cashflow negative to cashflow positive posi-tions. Most have undertaken pro-active changes to adapt to current economic conditions. We have remained in close contact with the management teams of our client firms, offering support, advice and encouragement.

For fiscal 2002, we see more challenges and renewed opportunities. We continue to evaluate potential investments in companies at the most attractive valua-tions seen in many years. Current economic conditions provide unique opportu-nities for solid, well-managed venture capital firms with a clear strategic direction. We will stay the course with quality-controlled growth and contin-ued improvement in our operating efficiency.

Our business plan has always envisioned our investments maturing in three to five years. Our first investment will soon reach its fifth anniversary. We be-lieve that our strategy is on course, and we remain confident in the fundamen-tal strength of your company.

We are grateful for the loyalty of our staff and their dedication to the achievement of our goals. On behalf of all directors, managers and employees, we thank you for your continued support.

                                      /s/ J. Alan Lindauer
                                           J. Alan Lindauer
                                           President & CEO

          300 East Main Street . Suite 1380 . Norfolk, Virginia 23510
(757) 626-1111 . (757) 626-0114 Fax . E-mail to waterside@watersidecapital.com
                              NASDAQ Symbol WSCC

                 FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

                                             Year Ended June 30,
                          ----------------------------------------------------------------
                             1997        1998           1999         2000         2001
                          ----------  -----------    -----------  -----------  -----------
Summary of Earnings
 Information:
Operating income:
 Dividends..............  $   51,425  $   299,080    $ 1,071,899  $ 2,189,862  $ 2,865,832
 Interest on debt
  securities............       9,430       24,290        717,437    1,009,744    1,008,202
 Interest on cash
  equivalents...........     166,573      211,440        160,899       37,203       17,642
 Fee and other income...      37,450      271,714        947,013      677,205      354,827
                          ----------  -----------    -----------  -----------  -----------
  Total operating
   income...............     264,878      806,524      2,897,238    3,914,014    4,246,503
Operating expenses:
 Interest expense.......          --           --        417,605    1,224,066    1,956,330
 Other..................     214,667      635,519      1,387,525    1,645,318    1,625,941
                          ----------  -----------    -----------  -----------  -----------
  Net operating income
   before income taxes..      50,211      171,005      1,092,108    1,044,630      664,232
Income tax expense
 (benefit)..............     (12,370)     (47,220)        51,000     (352,000)    (675,000)
                          ----------  -----------    -----------  -----------  -----------
 Net operating income...      62,581      218,225      1,041,108    1,396,630    1,339,232
Realized gain on
 investments, net of
 income taxes (1).......          --           --        234,312    1,426,474       73,372
Change in unrealized
 appreciation
 (depreciation) on
 investments, net of
 income taxes (2).......     211,700      325,110       (238,376)  (1,514,791)  (6,247,984)
                          ----------  -----------    -----------  -----------  -----------
  Net increase
   (decrease) in
   stockholders' equity
   resulting from
   operations...........  $  274,281  $   543,335    $ 1,037,044  $ 1,308,313  $(4,835,380)
                          ==========  ===========    ===========  ===========  ===========
Net operating income per
 share--basic and
 diluted................  $     0.10  $      0.22    $      0.66  $      0.88  $      0.85
Net increase (decrease)
 in stockholders' equity
 resulting from
 operations per share--
 basic and diluted......  $     0.44  $      0.54    $      0.66  $      0.83  $     (3.06)
Weighted average number
 of shares outstanding..     625,636    1,013,094      1,581,430    1,581,430    1,581,430
                                                 At June 30,
                          ----------------------------------------------------------------
                             1997        1998           1999         2000         2001
                          ----------  -----------    -----------  -----------  -----------
Balance Sheet
 Information:
Investments in portfolio
 companies, at fair
 value (3):
 Equity securities......  $1,142,410  $ 6,724,337    $17,070,782  $23,237,050  $23,146,571
 Debt securities........          --    1,575,264      6,894,468    8,877,766    6,514,395
 Options and warrants...     388,890      206,624        377,000    3,752,744    4,025,942
                          ----------  -----------    -----------  -----------  -----------
  Total investments.....   1,481,300    8,506,225     24,342,250   35,867,560   33,686,908
Cash and cash
 equivalents............   2,329,148    4,393,501      1,269,409      118,314    1,089,386
Total assets............   3,963,648   13,374,729     27,109,870   39,098,743   38,378,758
Debentures payable......          --           --     12,300,000   19,300,000   25,400,000
Total stockholders'
 equity.................   3,856,417   13,034,288(4)  14,071,269   16,834,391   11,999,011

-------

(1) Amount presented net of income tax expense of $144,000 for 1999, $873,000 for 2000 and $40,000 for 2001.
(2) Amounts have been presented net of deferred income tax expense (benefit) of $129,600, $198,920, $(145,000), $(926,000) and $191,000, respectively, for the years ended June 30, 1997, 1998, 1999, 2000 and 2001.
(3) The Company's portfolio investments are presented at fair value, as de-termined by the Executive Committee of the Board of Directors, using the Model Valuation Policy as published by the Small Business Administration
     (SBA). The valuation policy includes estimates made by management in the absence of readily ascertainable market values. These estimated values may differ from those that would have been used had a ready market for the securities existed. See the Notes to the Company's Financial State-ments included elsewhere herein. The cost of the portfolio investments was $1,140,000, $7,640,893, $23,860,295, $37,826,396 and $41,702,728 at
     June 30, 1997, 1998, 1999, 2000 and 2001, respectively.
(4) In January 1998, the Company completed an initial public offering of 852,000 shares of common stock at $11 per share. The net proceeds for the offering after $1,288,464 of expenses, were $8,083,536.

  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

  The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company's fiscal year 2001 financial statements and the notes thereto and the other information in-cluded elsewhere in this report.

                                    General

  Waterside Capital Corporation ("Waterside" or the "Company") is a specialty finance company headquartered in Norfolk, Virginia. The Company invests in eq-uity and debt securities to finance the growth, expansion and modernization of small private businesses, primarily in the Mid-Atlantic Region. The Company was formed in 1993 as the Eastern Virginia Small Business Investment Corpora-tion. Through June 30, 1996, the Company operated as a development stage com-pany focused primarily on preparation to commence operation. The Company was licensed in 1996 by the Small Business Administration (SBA) as a Small Busi-ness Investment Company (SBIC) under the Small Business Investment Act of 1958. In October 1996, the Company made its first portfolio investment. In January 1998, the Company completed its Initial Public Offering (IPO) to raise additional equity to support its growth strategy.

  The majority of the Company's operating income is derived from dividend and interest income on portfolio investments and application and processing fees related to investment originations. The remaining portion of the Company's op-erating income comes from interest earned on cash equivalents. The Company's operating expenses primarily consist of payroll, interest expense on SBA de-bentures and the Company's lines of credit and other expenses incidental to the operation. Waterside currently has 6 full time employees.

                             Portfolio Composition

  The Company's primary business is investing in and lending to privately owned businesses through investments in subordinated debt, preferred stock and common stock. Substantially all of the Company's investments in subordinated debt securities and preferred stock also include detachable warrants or con-version features. The portfolio composition at June 30, 2001, and 2000 is shown in the following table:

                                                        Cost       Fair Value
                                                      June 30,      June 30,
                                                     ------------  ------------
                                                     2000   2001   2000   2001
                                                     -----  -----  -----  -----
     Subordinated Debt..............................  23.5%  27.0%  24.8%  19.3%
     Preferred Stock................................  63.8   59.2   63.7   66.6
     Warrants and Options...........................  10.1   10.4   10.5   12.0
     Common Equity..................................   2.6    3.4    1.0    2.1
                                                     -----  -----  -----  -----
       Total........................................ 100.0% 100.0% 100.0% 100.0%
                                                     =====  =====  =====  =====

  The weighted effective yield on the investment portfolio was 9.31% at June 30, 2001 and 11.21% at June 30, 2000.

  The following tables show the Portfolio Composition by geographic region and industry grouping:

                                                        Cost       Fair Value
                                                      June 30,      June 30,
                                                     ------------  ------------
                                                     2000   2001   2000   2001
     Geographic Region                               -----  -----  -----  -----
     Mid Atlantic...................................  54.3%  59.8%  56.7%  68.6%
     Southeast......................................  16.7   12.8   15.2    0.3
     Midwest........................................  11.7   10.7   12.0   12.6
     Northeast......................................  13.3   12.2   11.9   12.9
     West...........................................   4.0    4.5    4.2    5.6
                                                     -----  -----  -----  -----
      Total......................................... 100.0% 100.0% 100.0% 100.0%
                                                     =====  =====  =====  =====

                                                        Cost       Fair Value
                                                      June 30,      June 30,
                                                     ------------  ------------
                                                     2000   2001   2000   2001
        Industry Grouping                            -----  -----  -----  -----
        Service.....................................  35.6%  30.4%  32.7%  23.4%
        Manufacturing...............................  23.5   26.7   26.5   29.9
        Telecommunications..........................  16.1   17.7   14.6   19.1
        Information technology......................  13.3   12.9   14.0   11.5
        Media.......................................   6.1    7.3    6.5    9.9
        Education...................................   4.3    4.0    4.6    5.0
        Wholesale and retail........................   1.1    1.0    1.1    1.2
                                                     -----  -----  -----  -----
         Total...................................... 100.0% 100.0% 100.0% 100.0%
                                                     =====  =====  =====  =====

  Management intends to continue to diversify the portfolio and will explore new investment opportunities in a variety of industries as market conditions permit.

                             Results of Operations

2001 Compared to 2000

  For the year ended June 30, 2001, total operating income was $4.2 million compared to the $3.9 million generated during 2000. The increase in operating income is due to the increased dividends as a result of the growth in the Company's investment portfolio during the prior period. This increase was par-tially offset by a decrease in fee and other income resulting from lower in-vestment origination in 2001 than 2000. The 2001 operating income consisted of dividends of $2.9 million, interest on debt securities of $1.0 million, fee and other income of $355,000 and interest on cash equivalents of $18,000.

  Total operating expenses for the year ended June 30, 2001 were $3.6 million, an increase of $713,000 from the $2.9 million for fiscal 2000. The majority of the increase is attributable to increased interest expense due to additional borrowings necessary to fund the growth in the investment portfolio. We addi-tionally experienced a significant increase in legal expenses from $96,000 in-curred in fiscal 2000 to the $274,000 incurred for fiscal 2001. The signifi-cant increase in expense was due to the additional legal costs associated with the collection effort of various portfolio companies experiencing deteriorat-ing financial condition, two of which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Somewhat offsetting the increases in interest expense and legal expense were reductions in salaries and benefits, from $995,000 for fiscal 2000 to $903,000 for fiscal 2001, and travel from $193,000 for fiscal 2000 to $81,000 for fiscal 2001 due to the Company's cost containment program. Total operating expenses (excluding interest expense) as a percentage of total operating revenue declined to 38% for fiscal 2001 from 42% in the previous year.

  Net operating income after taxes for the year 2001 was $1.3 million compared to the $1.4 million reported for fiscal 2000.

  The realized gain on investments, net of income taxes, of $1.4 million for the year ended June 30, 2000 was primarily due to the sale of a significant block of stock in one of the publicly held securities (The Netplex Group, Inc.). This significant gain was partially offset by a realized loss of $527,000 in one of our privately held companies.

  Unrealized depreciation on investments, net of taxes, was $6.2 million for the year ended June 30, 2001 as compared to $1.5 million for the year ended June 30, 2000. The significant change for the year ended June 30, 2001 is pri-marily due to the deteriorating financial condition of four portfolio compa-nies, two of which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The decrease of $1.5 million, net of taxes, for the year ended June 30, 2000 was due to a combination of the negative impact of the weakness in the high tech sector of the stock market between March and June 2000, causing an unrealized decline in the value of the Company's publicly traded investments as well as a write down in two portfolio companies who had operational performance below expectations and had not made the required divi-dend payments to the company on a timely basis. Management is pursuing recov-ery of the various write downs through all available channels, including re-structuring and litigation where appropriate. The potential for recovery is uncertain at this time due to the current economic environment.

2000 Compared to 1999

  For the year ended June 30, 2000, total operating income was $3.9 million compared to the $2.9 million generated during fiscal 1999. The increase in to-tal operating income is due to increased dividends and interest income as a result of the growth in the company's investment portfolio. The 2000 operating income consisted of dividends of $2.2 million, interest on debt securities of $1.0 million, fee and other income of $677,000 and interest on cash equiva-lents of $37,000.

  Total operating expenses for the year ended June 30, 2000, were $2.9 mil-lion, an increase of $1.1 million or 61.1% from the $1.8 million for fiscal 1999. The increase in operating expenses is primarily attributable to an ap-proximate $800,000 increase in interest expense due to additional borrowings necessary to fund the growth in the investment portfolio. The remainder of the increase is attributable to increases in other expenses necessary to support the growth in the investment portfolio such as salaries (increased $81,000), legal and accounting expenses (increased $45,000) and other expenses (in-creased $132,000). Total operating expenses (excluding interest expense) as a percentage of total operating revenue declined to 42% for fiscal 2000 from 48% in the previous year.

  Net operating income for the year 2000 was $1.4 million, which compared fa-vorably to the $1.0 million generated during fiscal 1999 for the reasons dis-cussed above.

  The realized gain on investments, net of income taxes, of $1.4 million for the year ended June 30, 2000 was primarily due to the sale of a significant block of stock in one of the publicly held securities (The Netplex Group, Inc.). This significant gain was partially offset by a realized loss of $527,000 in one of our privately held companies.

  The unrealized depreciation on investments, net of taxes was $1.5 million for the year ended June 30, 2000 as compared to $238,000 for the year ended June 30, 1999. The decrease for the year ended June 30, 2000 was due to a com-bination of the negative impact of the weakness in the high tech sector of the stock market between March and June, 2000 causing an unrealized decline in the value of the company's publicly traded investments as well as a write down in two portfolio companies who had operational performance below expectations and had not made the required dividend payments to the Company on a timely basis. The decrease in unrealized appreciation on investments, net of taxes, of $238,000 for the year ended June 30, 1999 was due primarily to the changing stock price of two publicly traded portfolio companies.

  The Company issued a 6% stock dividend during the quarter ended March 31, 2000.

             Financial Condition, Liquidity and Capital Resources

  The Company utilizes cash flow from operations, proceeds from borrowings un-der lines of credit and approved SBA leverage, and proceeds from investment repayments and sales to fund its operations and grow its investment portfolio. Based on its current regulatory capital, the SBA has approved the issuance of up to $32.4 million of debentures for the Company, of which $25.4 million have been issued at June 30, 2001. The Company also maintains two short-term line of credit agreements which allow for maximum borrowing of $4.0 million at June 30, 2001. There were no borrowings under the lines of credit at June 30, 2001. The company expects to draw on the remaining $7 million of approved SBA lever-age in fiscal 2002. Under the regulations governing the SBIC programs avail-able, SBA leverage is determined based on the SBIC's regulatory capital and investment portfolio mix. Therefore, additional SBA leverage, beyond the amounts currently approved, is unlikely to be available to the Company unless it raises additional capital. Without additional SBA leverage or other alter-native sources of capital, the Company will not be able to continue to grow its investment portfolio or provide additional funding to existing portfolio companies at its historical rate. Management is continuing to evaluate various strategic alternatives for the Company, including but not limited to raising additional equity capital through private sources, exploring other sources of financing and managing the existing investment portfolio and reinvesting pro-ceeds from repayments and liquidations.

  During the year ended June 30, 2001, the Company funded $2.5 million in new equity investments and $3.5 million in debt securities as compared to the $10.8 million of equity investments and $6.1 million of debt securities made during the fiscal year ended June 30, 2000. To fund the new investments in 2001 and repay borrowings under the lines of credit, the Company borrowed $6.1 million from the SBA in debentures and received $2.4 million as principal re-payment on existing outstanding debt securities. The Company received $1.5 million in proceeds from the repayment of stockholders' notes receivable and $5.5 million from the repayment or redemption from certain of its investments during the year ended June 30, 2000.

  Net asset value per common share declined to $7.59 per share at June 30, 2001 from $10.65 per share at June 30, 2000 due to the recognition of unrealized depreciation on investments of $6.2 million, net of income taxes, for the year.

  During the year ended June 30, 2001 cash provided by operating activities was $465,000 as compared to $142,000 of cash used in operating activities for the year ended June 30, 2000. The increase is primarily due to taxes paid on realized gains in 2000 and changes in operating assets and liabilities. The Company used $3.2 million in investing activities during the year ended June 30, 2001 as compared to $10.0 million used during the year ended June 30, 2000. The decrease is due to a reduction in investment originations, net of investment redemptions. Cash flows provided by financing activities for the year ended June 30, 2001 were $3.7 million compared to $9.0 million for the year ended June 30, 2000. Both amounts resulted primarily from net borrowings necessary to finance the growth in the Company's investment portfolio.

           Quantitative and Qualitative Disclosure About Market Risk

  The Company's business activities contain elements of risk. The Company con-siders the principal types of market risk to be: risk of lending and investing in small privately owned companies, valuation risk of portfolio, risk of illi-quidity of portfolio investments and the competitive market for investment op-portunities. The Company considers the management of risk essential to con-ducting its business and to maintaining profitability. Accordingly, the Company's risk management systems and procedures are designed to identify and analyze the Company's risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

  The Company manages its market risk by maintaining a portfolio of invest-ments that is diverse by industry, geographic area, size of individual invest-ment and borrower. The Company is exposed to a degree of risk of public market price fluctuations as four of the Company's thirty investments are in thinly traded, small public companies, whose stock prices have been volatile. The other twenty-six investments are in private business enterprises. Since there is typically no public market for the equity interests of the small companies in which the Company invests, the valuation of the equity interests in the Company's portfolio of private business enterprises is based on estimates made by the Company's Executive Committee. In the absence of a readily ascertain-able market value, the estimated value of the Company's portfolio of equity interests may differ significantly from the values that would be placed on the portfolio if a ready market for the equity interests existed. Any changes in estimated value are recorded in the Company's statement of operations as "Net unrealized gains (losses)." Each hypothetical 1% increase or decrease in value of the Company's portfolio of $33.7 million at June 30, 2001, and $35.9 mil-lion at June 30, 2000, would have resulted in unrealized gains or losses and would have changed net increase (decrease) in stockholders' equity resulting from operations for the year by 7% and 17% respectively.

  The Company's sensitivity to changes in interest rates is regularly moni-tored and analyzed by measuring the characteristics of assets and liabilities. The Company utilizes various methods to assess interest rate risk in terms of the potential effect of interest income net of interest expense, the market value of net assets and the value at risk in an effort to ensure that the Com-pany is insulated from any significant adverse effects from changes in inter-est rates. Based on a model used for the sensitivity of interest income net of interest expense, if the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical im-mediate 100 basis point change in interest rates would have a negligible ef-fect on the net increase (decrease) in stockholders' equity resulting from op-erations over a twelve-month period. Although management believes that this measure is indicative of the Company's sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composi-tion of the balance sheet and other business developments that could affect operating results. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this esti-mate.

                          Forward Looking Statements

  Included in this report and other written and oral information by management from time to time, including reports to shareholders, quarterly and semi-an-nual shareholder letters, filings with the Commission, news releases and in-vestor presentations, are forward-looking statements about business objectives and strategies, market potential, its available capital resources, including SBA leverage, the Company's ability to expand the geographic scope of its in-vestments, the quality of the Company's due diligence efforts, its financing plans, its vendors, suppliers, and portfolio companies, future financial per-formance and other matters that reflect management's expectations as of the date made.

  Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are "forward-looking statements" (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. When the Company uses words such as "believes", "expects", "anticipates", "intends", "plans", "estimates", "should", "likely" or similar expressions, the Company is making a forward-looking statement. It is possible that the assumptions made by management--in-cluding, but not limited to, the average maturity of our investments, the po-tential to realize investment gains as these investments mature, investment opportunities, results, performance or expectations--may not materialize. Ac-tual results may differ materially from those projected or implied in any for-ward-looking statements. In addition to the above factors, other important factors that may affect the company's performance include: the risks associ-ated with the performance of the Company's portfolio companies, dependencies on key employees, interest rates, the level of economic activity, and competi-tion, as well as other risks described from time to time in the Company's fil-ings with the Securities Exchange Commission, press releases, and other commu-nications. The Company disclaims any intent or obligation to update these for-ward-looking statements, whether as a result of new information, future events, or otherwise.

                          PRICE RANGE OF COMMON STOCK

  The Company's Common Stock is quoted on the NASDAQ Stock Market under the symbol WSCC. As of August 31, 2001, the Company had 98 stockholders of record and approximately 600 beneficial owners. The following table sets forth the range of high and low bid prices of the Company's common stock as reported on the NASDAQ stock market for the period from February 2, 1998, when public trading of the common stock commenced pursuant to the IPO, through June 30, 2001.

                                                                Bid Price
                                          Net Asset      -----------------------
                                      Value Per Share(1)  High     Low    Close
                                      ------------------ ------- ------- -------
1998
 Third Quarter.......................       $ 8.18       $11.750 $10.750 $10.875
 Fourth Quarter......................         8.24        11.375  10.125  11.125
1999
 First Quarter.......................       $ 8.25       $11.375 $ 9.000 $ 9.250
 Second Quarter......................         8.37        10.620   7.500   8.500
 Third Quarter.......................         8.72         8.750   6.500   7.250
 Fourth Quarter......................         8.90         7.875   6.000   6.750
2000
 First Quarter.......................       $ 8.98       $ 7.063 $ 6.625 $ 6.875
 Second Quarter......................        11.13         9.438   6.625   9.000
 Third Quarter.......................        12.16        10.750   7.563   8.375
 Fourth Quarter......................        10.65         8.500   6.500   6.500
2001
 First Quarter.......................       $10.44       $ 7.000 $ 4.000 $ 6.250
 Second Quarter......................         9.75         6.250   2.531   3.750
 Third Quarter.......................         8.35         5.250   3.250   3.250
 Fourth Quarter......................         7.59         4.000   3.000   3.650

-------
(1) Net asset value per share is determined as of the last day in the calendar quarter and therefore may not reflect the net asset value per share on the date of the high or low sales prices for the specific quarter. The net as-set values shown are based on outstanding shares at the end of each quar-ter and the previously reported values have been restated to reflect the 5% stock dividend declared on February 5, 1999 and the 6% stock dividend declared on December 7, 1999.

                         INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Waterside Capital Corporation:

  We have audited the accompanying balance sheets of Waterside Capital Corpo-ration, including the schedule of portfolio investments, as of June 30, 2000 and 2001 and the related statements of operations, changes in stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these fi-nancial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally ac-cepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the finan-cial statements are free of material misstatement. An audit includes examin-ing, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting princi-ples used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits pro-vide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterside Capital Corpora-tion as of June 30, 2000 and 2001, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

                              [LOGO OF KPMG LLP]
July 31, 2001
Norfolk, Virginia

                                 BALANCE SHEETS
                             JUNE 30, 2000 AND 2001

                                                         2000         2001
                                                      -----------  -----------
ASSETS:
Investments in portfolio companies, at fair value
 (note 2):
 Equity securities................................... $23,237,050  $23,146,571
 Debt securities.....................................   8,877,766    6,514,395
 Options and warrants................................   3,752,744    4,025,942
                                                      -----------  -----------
   Total investments, cost of $37,826,396 and
    $41,702,728 at June 30, 2000 and 2001,
    respectively.....................................  35,867,560   33,686,908
                                                      -----------  -----------
Current Assets:
 Cash and cash equivalents...........................     118,314    1,089,386
 Current portion of dividends receivable.............     654,767      719,188
 Interest receivable.................................     222,517      101,304
 Note receivable (note 3)............................     237,550      237,550
 Refundable income taxes.............................     323,322      533,225
 Prepaid expenses....................................      15,445      131,891
 Other current assets................................     124,958       50,466
                                                      -----------  -----------
  Total Current Assets...............................   1,696,873    2,863,010
Dividends receivable, excluding current portion......          --      278,583
Property and equipment, net (note 4).................     167,919      133,217
Deferred income taxes, net (note 7)..................     650,000      550,000
Deferred financing costs, net........................     716,391      867,040
                                                      -----------  -----------
  Total Assets....................................... $39,098,743  $38,378,758
                                                      ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY:
Current Liabilities:
 Lines of credit..................................... $ 2,200,000  $        --
 Accounts payable....................................      31,310       85,224
 Accrued interest....................................     485,574      657,514
 Accrued expenses (note 5)...........................     247,468      237,009
                                                      -----------  -----------
  Total Current Liabilities..........................   2,964,352      979,747
Debentures payable (note 6)..........................  19,300,000   25,400,000
                                                      -----------  -----------
  Total Liabilities..................................  22,264,352   26,379,747
                                                      -----------  -----------
Stockholders' Equity (note 8):
 Common stock, $1 par value, 10,000,000 shares
  authorized, 1,581,430 issued and outstanding.......   1,581,430    1,581,430
 Preferred stock, $1 par value, 25,000 shares
  authorized, no shares issued and outstanding.......          --           --
 Additional paid-in capital..........................  14,618,719   14,618,719
 Net unrealized depreciation on investments, net of
  income taxes.......................................  (1,216,357)  (7,464,341)
 Undistributed accumulated earnings..................   1,850,599    3,263,203
                                                      -----------  -----------
  Total Stockholders' Equity.........................  16,834,391   11,999,011
Commitments and contingencies (notes 2, 11, 12 and
 13)
  Total Liabilities and Stockholders' Equity......... $39,098,743  $38,378,758
                                                      ===========  ===========
  Net asset value per common share (note 8)..........      $10.65        $7.59
                                                      ===========  ===========

                See accompanying notes to financial statements.

                            STATEMENTS OF OPERATIONS
                    YEARS ENDED JUNE 30, 1999, 2000 AND 2001

                                             1999        2000         2001
                                          ----------  -----------  -----------
Operating Income:
 Dividends..............................  $1,071,899  $ 2,189,862  $ 2,865,832
 Interest on debt securities............     717,437    1,009,744    1,008,202
 Interest on cash equivalents...........     160,889       37,203       17,642
 Fee and other income...................     947,013      677,205      354,827
                                          ----------  -----------  -----------
  Total Operating Income................   2,897,238    3,914,014    4,246,503
                                          ----------  -----------  -----------
Operating Expenses:
 Salaries and benefits..................     913,786      994,717      902,874
 Legal and accounting...................     122,080      167,580      338,681
 Interest expense.......................     417,605    1,224,066    1,956,330
 Other operating expenses (note 10).....     351,659      483,021      384,386
                                          ----------  -----------  -----------
  Total Operating Expenses..............   1,805,130    2,869,384    3,582,271
                                          ----------  -----------  -----------
  Net operating income before income
   taxes................................   1,092,108    1,044,630      664,232
Income tax expense (benefit) (note 7)...      51,000     (352,000)    (675,000)
                                          ----------  -----------  -----------
  Net Operating Income..................   1,041,108    1,396,630    1,339,232
Realized gain on investments, net of
 income taxes of $144,000, $873,000 and
 $40,000 for 1999, 2000 and 2001,
 respectively...........................     234,312    1,426,474       73,372
Change in unrealized appreciation
 (depreciation) on investments, net of
 income tax expense (benefit) of
 $(145,000), $(926,000) and $191,000 for
 1999, 2000 and 2001, respectively......    (238,376)  (1,514,791)  (6,247,984)
                                          ----------  -----------  -----------
  Net Increase (Decrease) in
   Stockholders' Equity Resulting From
   Operations...........................  $1,037,044  $ 1,308,313  $(4,835,380)
                                          ==========  ===========  ===========
Net increase (decrease) in stockholders'
 equity resulting from operations per
 share -- basic and diluted
 (notes 8 and 9)........................  $     0.66  $      0.83  $     (3.06)
                                          ==========  ===========  ===========

                See accompanying notes to financial statements.

            STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (NOTE 8)
                   YEARS ENDED JUNE 30, 1999, 2000 AND 2001

                                                            Net Unrealized
                              Common Stock     Additional    Appreciation    Undistributed Stockholders'     Total
                          --------------------   Paid-in   (Depreciation) on  Accumulated      Notes     Stockholders'
                           Shares     Amount     Capital      Investments      Earnings     Receivable      Equity
                          --------- ---------- ----------- ----------------- ------------- ------------- -------------
Balance at June 30,
 1998...................  1,420,900 $1,420,900 $12,272,636    $   536,810     $   258,942   $(1,455,000)  $13,034,288
5% stock dividend.......     71,037     71,037     497,259             --        (568,359)           --           (63)
Net operating income....         --         --          --             --       1,041,108            --     1,041,108
Net realized gain on
 investments, net of
 income taxes...........         --         --          --             --         234,312            --       234,312
Decrease in net
 unrealized appreciation
 on investments, net of
 income taxes...........         --         --          --       (238,376)             --            --      (238,376)
                          --------- ---------- -----------    -----------     -----------   -----------   -----------
Balance at June 30,
 1999...................  1,491,937  1,491,937  12,769,895        298,434         966,003    (1,455,000)   14,071,269
6% stock dividend.......     89,493     89,493     648,824             --        (738,508)           --          (191)
Capitalization of
 undistributed
 accumulated earnings...         --         --   1,200,000             --      (1,200,000)           --            --
Repayment of
 stockholders' notes
 receivable.............         --         --          --             --              --     1,455,000     1,455,000
Net operating income....         --         --          --             --       1,396,630            --     1,396,630
Net realized gain on
 investments, net of
 income taxes...........         --         --          --             --       1,426,474            --     1,426,474
Decrease in net
 unrealized appreciation
 on investments, net of
 income taxes...........         --         --          --     (1,514,791)             --            --    (1,514,791)
                          --------- ---------- -----------    -----------     -----------   -----------   -----------
Balance at June 30,
 2000...................  1,581,430  1,581,430  14,618,719     (1,216,357)      1,850,599            --    16,834,391
Net operating income....         --         --          --             --       1,339,232            --     1,339,232
Net realized gain on
 investments, net of
 income taxes...........         --         --          --             --          73,372            --        73,372
Increase in net
 unrealized depreciation
 on investments, net of
 income taxes...........         --         --          --     (6,247,984)             --            --    (6,247,984)
                          --------- ---------- -----------    -----------     -----------   -----------   -----------
Balance at June 30,
 2001...................  1,581,430 $1,581,430 $14,618,719    $(7,464,341)    $ 3,263,203   $        --   $11,999,011
                          ========= ========== ===========    ===========     ===========   ===========   ===========

                See accompanying notes to financial statements.

                            STATEMENTS OF CASH FLOWS
                    YEARS ENDED JUNE 30, 1999, 2000 AND 2001

                                           1999          2000         2001
                                       ------------  ------------  -----------
Cash flows from operating activities:
 Net increase (decrease) in
  stockholders' equity resulting from
  operations.......................... $  1,037,044  $  1,308,313  $(4,835,380)
 Adjustments to reconcile net increase
  (decrease) in stockholders' equity
  resulting from operations to net
  cash provided by (used in) operating
  activities:
    Unrealized depreciation on
     investments......................      383,376     2,440,791    6,056,984
    Realized gain on investments......     (378,312)   (2,299,474)    (113,372)
    Accretion of preferred stock and
     loan investments.................      (71,823)     (356,423)    (570,190)
    Depreciation and amortization.....       42,185        66,959       85,307
    Deferred income tax expense
     (benefit)........................      (63,000)     (845,000)     100,000
    Loss on disposal of property and
     equipment........................           --           828           --
    Changes in assets and liabilities
     increasing (decreasing) cash
     flows from operating activities:
       Dividends receivable...........     (138,895)     (343,030)    (343,004)
       Interest receivable............     (207,166)        5,921      121,213
       Refundable income taxes........      (43,322)     (280,000)    (209,903)
       Prepaid expenses and other
        current assets................      (32,779)      (62,487)     (41,954)
       Accounts payable and accrued
        expenses......................      347,529       334,382      215,395
       Deferred revenue...............      113,631      (113,631)          --
                                       ------------  ------------  -----------
    Net cash provided by (used in)
     operating activities.............      988,468      (142,851)     465,096
                                       ------------  ------------  -----------
Cash flows from investing activities:
 Investments in equity securities
  made................................  (12,872,180)  (10,778,709)  (2,495,113)
 Investments in debt securities made..   (5,633,270)   (6,074,509)  (3,491,249)
 Principal collected on debt
  securities..........................       66,163     1,254,587    2,421,877
 Issuance of note receivable..........     (150,000)     (727,500)          --
 Proceeds from collection of note
  receivable..........................           --       639,950           --
 Proceeds from repayment of
  stockholders' notes receivable......           --     1,455,000           --
 Proceeds from sales of investments...    2,670,021     4,288,427      371,715
 Acquisition of property and
  equipment...........................      (24,731)      (92,299)      (8,754)
 Proceeds from sale of property and
  equipment...........................           --         2,000           --
                                       ------------  ------------  -----------
    Net cash used in investing
     activities.......................  (15,943,997)  (10,033,053)  (3,201,524)
                                       ------------  ------------  -----------
Cash flows from financing activities:
 Proceeds from (repayments of) lines
  of credit...........................           --     2,200,000   (2,200,000)
 Proceeds from debentures payable.....   12,300,000     7,000,000    6,100,000
 Payment of deferred financing costs..     (468,500)     (175,000)    (192,500)
 Payments in lieu of fractional shares
  associated with stock dividend......          (63)         (191)          --
                                       ------------  ------------  -----------
    Net cash provided by financing
     activities.......................   11,831,437     9,024,809    3,707,500
                                       ------------  ------------  -----------
Net increase (decrease) in cash and
 cash equivalents.....................   (3,124,092)   (1,151,095)     971,072
Cash and cash equivalents, beginning
 of year..............................    4,393,501     1,269,409      118,314
                                       ------------  ------------  -----------
Cash and cash equivalents, end of
 year................................. $  1,269,409  $    118,314  $ 1,089,386
                                       ============  ============  ===========
Supplemental disclosure of cash flow
 information:
 Cash paid during the year for
  interest............................ $    196,462  $    908,775  $ 1,741,604
                                       ============  ============  ===========
 Cash paid during the year for income
  taxes............................... $    160,000  $    720,000  $        --
                                       ============  ============  ===========

                See accompanying notes to financial statements.

                         NOTES TO FINANCIAL STATEMENTS
                         JUNE 30, 1999, 2000 AND 2001

(1) Summary of Significant Accounting Policies

 Description of Business

  Waterside Capital Corporation (the "Company") was incorporated in the Com-monwealth of Virginia on July 13, 1993 and is a closed-end investment company licensed by the Small Business Administration (the "SBA") as a Small Business Investment Corporation ("SBIC"). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development. Under applicable SBA regulations, the Company is restricted to investing only in qualified small business concerns as contemplated by the Small Business Investment Act of 1958. The Company made its first loan to a small business concern in October 1996 and its first equity investment in No-vember 1996.

  In January 1998, the Company completed an Initial Public Offering ("IPO") of 852,000 shares of common stock at a price of $11.00 per share. The net pro-ceeds, after $1,288,464 of offering costs, were $8,083,536.

 Cash and Cash Equivalents

  The Company considers all highly liquid securities purchased with insignifi-cant interest rate risk and original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at June 30, 2000 and 2001:

                                                              2000      2001
                                                            -------- ----------
      Cash in banks........................................ $118,314 $1,075,635
      Cash deposits in brokerage accounts..................       --     13,751
                                                            -------- ----------
         Total............................................. $118,314 $1,089,386
                                                            ======== ==========

  The brokerage accounts reflected above consist of deposit accounts held with three brokerage houses to facilitate the trading of stock.

 Investment Valuation

  Investments are carried at fair value, as determined by the Executive Com-mittee of the Board of Directors. The Company, through its Board of Directors, has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations (the "Policy"). The Policy, among other things, presumes that loans and investments are ac-quired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are val-ued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guide-lines. The fair value of equity securities of publicly traded companies are generally valued at their quoted market price discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities. Discounts can range from 0% to 40% for investment size and market liquidity concerns. Actual liquidity discounts in the portfo-lio at June 30, 2001 ranged from 15% to 40%. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Poli-cy. The Company maintains custody of its investments as permitted by the In-vestment Company Act of 1940.

 Realized and Unrealized Gain or Loss on Investments

  Realized gains or losses recorded upon disposition of investments are calcu-lated as the difference between the net proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments are included as changes in the unrealized appreciation or depreci-ation in the statement of operations.

 Recognition of Interest and Dividend Income

  Interest income is recorded on the accrual basis. In the case of dividends on preferred stock investments where the Company has an agreement stipulating dividends payable, the Company accrues the dividends in income on a pro-rata basis during the year. Otherwise, dividends are recorded as income on the ex-divi-dend date. The Company ceases to accrue dividends and interest income if the investee is more than 120 days delinquent in their payments. Accretion of loans and preferred stock investments are recorded as a component of interest and dividend income in the statement of operations.

 Fee Income

  Portfolio investment processing fees are recognized as income upon consummation of the related investment transaction.

 Property and Equipment

  Property and equipment is stated at cost. Depreciation and amortization of property and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from five to seven years. Prop-erty and equipment held under leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

 Deferred Financing Costs

  Deferred financing costs consist of origination and processing fees paid in connection with the issuance of SBA debentures. The origination and processing fees are amortized using the effective interest method over the life of the related debentures. Accumulated amortization was $50,859 and $93,645 at June 30, 2000 and 2001, respectively.

 Income Taxes

  Income taxes are accounted for under the asset and liability method. De-ferred tax assets and liabilities are recognized for the future tax conse-quences attributable to differences between the financial carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are ex-pected to be recovered or settled. The effect on deferred tax assets and lia-bilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 Net Increase (Decrease) in Stockholders' Equity Resulting From Operations per Share

  Basic earnings per share has been computed by dividing net increase (de-crease) in stockholders' equity resulting from operations by the weighted av-erage number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur assuming the inclusion of common share equivalents and has been computed by dividing net increase (decrease) in stockholders' equity resulting from operations by the weighted average number of common shares and dilutive common shares outstanding. Dilutive common shares include all outstanding stock options and warrants after applying the treasury stock method.

 Stock Option Plan

  As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation , the Company has chosen to ac-count for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Accordingly, com-pensation cost for stock options is measured as the excess, if any, of the es-timated fair value of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

 Use of Estimates

  The preparation of financial statements in conformity with accounting prin-ciples generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and ex-penses during the reporting period. Actual results could differ from those es-timates.

 Reclassification

  Certain reclassifications have been made to the 2000 balance sheet to conform to the 2001 financial statement presentation.

(2) Investments

  Investments consist primarily of preferred stock and debt securities ob-tained from portfolio companies in accordance with SBIC investment regula-tions. The financial statements include securities valued at $35,867,560 and $33,686,908 at June 30, 2000 and 2001 (91.7% and 87.8% of assets), respective-
ly. The valuation process completed by management includes estimates made by management and the Executive Committee in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material.

(3) Note Receivable

  At June 30, 2000 and 2001, the Company has a note receivable due from a guarantor of one of its liquidated investments. The note earns interest at 9.25% per annum and is due on demand.

(4) Property and Equipment

  Property and equipment at June 30, 2000 and 2001 consists of the following:

                                                                2000     2001
                                                              -------- --------
      Furniture and fixtures................................. $ 86,895 $ 90,216
      Computer equipment and software........................  119,818  125,251
      Leasehold improvements.................................   31,298   31,298
                                                              -------- --------
                                                               238,011  246,765
      Less accumulated depreciation and amortization.........   70,092  113,548
                                                              -------- --------
       Property and equipment, net........................... $167,919 $133,217
                                                              ======== ========

(5) Accrued Expenses

  Accrued expenses at June 30, 2000 and 2001 consist of the following:

                                                                2000     2001
                                                              -------- --------
      Accrued accounting and legal expense................... $ 40,856 $130,040
      Accrued salaries and benefits..........................  163,502  104,108
      Other accrued expenses.................................   43,110    2,861
                                                              -------- --------
       Total accrued expenses................................ $247,468 $237,009
                                                              ======== ========

(6) Debentures Payable

  Based on its existing regulatory capital, the SBA has approved the issuance of up to $32.4 million of debentures for the Company. All debentures, if and when issued, bear interest payable semi-annually at a fixed rate and are due at maturity, which is generally 10 years from the date the interest rate is fixed. The debentures are subject to a prepayment penalty for the first five years they are outstanding. During 1999, the Company utilized $12,300,000 of the available facility, $6,000,000 of which bears interest at 7.24% and ma-tures on March 1, 2009 and $6,300,000 of which bears interest at 8.22% and ma-tures on September 1, 2009. During 2000, the Company utilized an additional $7,000,000, which bears interest at 8.64% and matures on March 1, 2010. During fiscal 2001, the Company has drawn an additional $6,100,000 of the available facility, $3,100,000 of which bears interest at 8.45% and matures on September 1, 2010 and $3,000,000 of which bears interest at an interim rate of 6.25% and matures on September 1, 2011.

(7) Income Taxes

  The Company's provision for income taxes for the years ended June 30, 1999, 2000 and 2001 was allocated as follows:

                                                 1999       2000       2001
                                               ---------  ---------  ---------
      Income tax expense (benefit)
       attributable to operations............. $  51,000  $(352,000) $(675,000)
      Deferred tax expense (benefit)
       attributable to change in unrealized
       appreciation on investments............  (145,000)  (926,000)   191,000
      Current tax expense attributable to
       realized gain on investments...........   144,000    873,000     40,000
                                               ---------  ---------  ---------
         Total income tax expense (benefit)... $  50,000  $(405,000) $(444,000)
                                               =========  =========  =========

  The Company's income tax expense (benefit) attributable to operations for the years ended June 30, 1999, 2000 and 2001 is as follows:

                                                 1999       2000       2001
                                               ---------  ---------  ---------
      Current:
       Federal................................ $ (25,000) $(364,500) $(485,000)
       State..................................    (6,000)   (68,500)   (99,000)
                                               ---------  ---------  ---------
        Total current taxes...................   (31,000)  (433,000)  (584,000)
                                               ---------  ---------  ---------
      Deferred:
       Federal................................    68,000     67,000    (76,000)
       State..................................    14,000     14,000    (15,000)
                                               ---------  ---------  ---------
        Total deferred taxes..................    82,000     81,000    (91,000)
                                               ---------  ---------  ---------
        Total income tax expense (benefit)
         attributable to operations........... $  51,000  $(352,000) $(675,000)
                                               =========  =========  =========

  The 1999, 2000 and 2001 actual tax expense (benefit) attributable to opera-tions differs from the amount which would be provided by applying the statu-tory federal rate to net operating income before income taxes as follows:

                                                 1999       2000       2001
                                               ---------  ---------  ---------
      Computed "expected" tax expense......... $ 371,000  $ 355,000  $ 226,000
      State taxes, net of federal impact......     5,000    (36,000)   (75,000)
      Nontaxable dividend income..............  (348,000)  (674,000)  (835,000)
      Other...................................    23,000      3,000      9,000
                                               ---------  ---------  ---------
       Total income tax expense (benefit)
        attributable to operations............ $  51,000  $(352,000) $(675,000)
                                               =========  =========  =========

  The Company's deferred tax assets and liabilities at June 30, 2000 and 2001 are as follows:

                                                           2000       2001
                                                         --------  -----------
      Deferred tax assets:
       Investments, due to recognition of unrealized
        depreciation and accretion for financial
        statement purposes.............................. $645,000  $ 2,790,000
       Organization costs, due to the differing
        amortization methods and implementation of SOP
        98-5............................................    8,000           --
       Net operating loss carryforward..................       --      254,000
                                                         --------  -----------
         Total gross deferred tax assets................  653,000    3,044,000
       Less valuation allowance.........................       --   (2,492,000)
                                                         --------  -----------
         Total net deferred tax assets..................  653,000      552,000
                                                         --------  -----------
      Deferred tax liabilities:
       Property and equipment due to differing
        depreciation methods............................   (3,000)      (2,000)
                                                         --------  -----------
         Net deferred tax assets........................ $650,000  $   550,000
                                                         ========  ===========

  The Company's valuation allowance increased $2,492,000 for the year ended June 30, 2001.

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax as-sets is dependent upon the generation of future taxable income during the pe-riods in which those temporary differences become deductible. Management con-siders projected future taxable income and tax planning strategies in making this assessment. Because the Company's dividend income is not taxable, the primary source of future taxable income available to the Company will be real-ized gains on sales of investments, the realization of which are uncertain. As a result, management has recognized deferred tax assets it believes are more likely than not to be realized based on existing scenarios under which the Company is likely to realize a gain on the settlement of an investment. The amount of the deferred tax asset considered realizable, however, could be re-duced in the near term if estimates of future taxable income are reduced.

(8) Stockholders' Equity

 Stock Dividend

  On February 5, 1999, the Company declared a 5% stock dividend to sharehold-ers of record as of February 26, 1999. On March 15, 1999, the Company issued 71,037 shares of common stock in conjunction with this dividend. Accordingly, amounts equal to the fair market value (based on quoted market prices) of the additional shares issued have been charged to retained earnings and capital-ized as common stock and additional paid-in capital. Historical earnings per share, weighted average shares outstanding and net asset value per share have been restated to reflect the 5% stock dividend.

  On December 7, 1999, the Company declared a 6% stock dividend to sharehold-ers of record as of January 14, 2000. On January 31, 2000, the Company issued 89,493 shares of common stock in conjunction with this dividend. Accordingly, amounts equal to the fair market value (based on quoted market prices) of the additional shares issued have been charged to retained earnings and capital-ized as common stock and additional paid-in capital. Historical earnings per share, weighted average shares outstanding and net asset value per share have been restated to reflect the 6% stock dividend.

 Undistributed Accumulated Earnings

  Undistributed accumulated earnings at June 30, 2000 and 2001 consist of the following:

                                                             2000       2001
                                                          ---------- ----------
      Undistributed accumulated investment income........ $1,389,813 $2,729,045
      Undistributed accumulated net realized gains.......    460,786    534,158
                                                          ---------- ----------
      Undistributed accumulated earnings................. $1,850,599 $3,263,203
                                                          ========== ==========

  Effective December 7, 1999, the Executive Committee of the Company's Board of Directors and the SBA approved the capitalization of $1,200,000 of the Company's undistributed accumulated earnings, which reduced the undistributed accumulated net realized gains disclosed above.

 Stock Option Plan

  During 1998, the Company adopted the Waterside Capital Corporation 1998 Em-ployee Stock Option Plan (the "Plan") pursuant to which the Company may grant stock options to officers and key employees. The Plan, as amended, authorizes the grant of options to purchase up to 212,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock's fair market value at the date of grant. All stock options have ten-year terms and vest on a graded schedule, at which time they become fully exercisable. At June 30, 2001, there were 18,055 additional shares available for future grant under the Plan.

  The per share weighted-average fair value of all stock options granted is $3.3823. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: ex-pected life of five years, expected volatility of 17.3%, expected dividend yield of 0% and risk-free interest rate of 6.01% for options granted in fiscal 1999; expected life of five years, expected volatility of 51.01%, expected dividend yield of 0% and risk-free interest rate of 6.23% for options granted in fiscal 2000; and expected life of five years, expected volatility of 67.64%, expected divi-dend yield of 0% and risk-free interest rate of 4.82% for options granted in fiscal 2001.

  Under the Plan, the employee stock options are dividend protected. As a re-sult, the exercise price of the outstanding options was adjusted downward and the number of options increased so as to equalize the holder's value before and after a stock dividend or split. As a result of the stock dividends de-scribed above, all options outstanding were adjusted in accordance with the Plan.

  The Company applies APB Opinion No. 25 in accounting for its Plan and, ac-cordingly, no compensation cost has been recognized for its stock options in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net increase (decrease) in stockholders' equity resulting from operations would have been reflected at the pro forma amounts indicated below:

                                                1999       2000       2001
                                             ---------- ---------- -----------
Net increase (decrease) in
 stockholders' equity resulting  As reported $1,037,044 $1,308,313 $(4,835,380)
 from operations...............  Pro Forma      855,516  1,154,537  (5,011,656)

Net increase (decrease) in
 stockholders' equity resulting
 from                            As reported $     0.66 $     0.83 $     (3.06)
 operations per share -- basic
  and diluted..................  Pro Forma         0.54       0.73       (3.17)

  Stock option activity during the periods indicated is as follows:

                                                      Number of Weighted-Average
                                                       Shares    Exercise Price
                                                      --------- ----------------
      Balance at June 30, 1998.......................   86,258       $9.900
      Granted........................................   22,260        7.750
      Exercised......................................       --           --
      Forfeited......................................       --           --
      Expired........................................       --           --
                                                       -------

      Balance at June 30, 1999.......................  108,518        9.459
      Granted........................................   83,100        8.190
      Exercised......................................       --           --
      Forfeited......................................  (25,043)       9.883
      Expired........................................       --           --
                                                       -------

      Balance at June 30, 2000.......................  166,575        8.762
      Granted........................................   50,000        4.125
      Exercised......................................       --           --
      Forfeited......................................  (22,630)       9.053
      Expired........................................       --           --
                                                       -------

      Balance at June 30, 2001.......................  193,945        7.533
                                                       =======

  At June 30, 1999, 2000 and 2001, 79,951, 96,715 and 133,036 options, respec-
tively, were exercisable. The difference between the weighted average exercise prices for all outstanding options and those exercisable on June 30, 2001 was not significant.

  The weighted average remaining contractual life of outstanding options at June 30, 2001 is 8.3 years.

(9) Net Increase (Decrease) in Stockholders' Equity Resulting From Operations per Share

  The following table sets forth the calculation of basic and diluted net in-crease (decrease) in stockholders' equity resulting from operations per share for the years ended June 30, 1999, 2000 and 2001:

                                               1999       2000       2001
                                            ---------- ---------- -----------
Basic net increase (decrease) in
 stockholders' equity resulting from
 operations per share:
   Net increase (decrease) in stockholders'
    equity resulting from operations....... $1,037,044 $1,308,313 $(4,835,380)
                                            ========== ========== ===========
   Weighted average number of common shares
    outstanding............................  1,581,430  1,581,430   1,581,430
                                            ========== ========== ===========
   Basic net increase (decrease) in
    stockholders' equity resulting from
    operations per share...................      $0.66      $0.83      $(3.06)
                                            ========== ========== ===========
Diluted net increase (decrease) in
 stockholders' equity resulting from
 operations per share:
   Net increase (decrease) in stockholders'
    equity resulting from operations....... $1,037,044 $1,308,313 $(4,835,380)
                                            ========== ========== ===========
   Weighted average number of common shares
    outstanding............................  1,581,430  1,581,430   1,581,430
   Dilutive effect of stock options (as
    determined by using the treasury stock
    method)................................         --      1,677          --
                                            ---------- ---------- -----------
   Weighted average number of common shares
    and dilutive common shares outstanding.  1,581,430  1,583,107   1,581,430
                                            ========== ========== ===========
   Diluted net increase (decrease) in
    stockholders' equity resulting from
    operations per share...................      $0.66      $0.83      $(3.06)
                                            ========== ========== ===========

(10) Related Party Transactions

  For the fiscal years ended June 30, 1999, 2000 and 2001, the Company paid fees of approximately $88,000, $126,000 and $70,000, respectively, to an offi-cer and director of the Company and to a partnership owned by an officer and director of the Company for the use of an airplane.

(11) Leases

  The Company has two noncancelable operating leases, primarily for office space, that expire over the next three years.

  Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2001 are:

      Year ending June 30,
         2002......................................................... $ 67,156
         2003.........................................................   35,110
         2004.........................................................    1,637
                                                                       --------
          Total minimum lease payments................................ $103,903
                                                                       ========

  Net rental expense for operating leases for the years ended June 30, 1999, 2000 and 2001 was $68,376, $62,468 and $68,056, respectively. Sublease income for the years ended June 30, 1999 and 2000 was $4,900 and $5,400, respective-ly.

(12) Commitments and Contingencies

 Employment Agreements

  The Company has employment agreements with four active members of manage-ment. These agreements provide for a specified annual base salary and certain discretionary and performance-based bonuses. The contracts also provide for stock options to be granted to the executives, where the executives may purchase common shares of the Company at the fair value of the Company's common stock at the time of grant. Annual base salaries under these agreements range from $100,000 to $150,000. The agreements expire on January 31, 2004. If the em-ployees are terminated by the Executive Committee without cause, these employ-ees will receive compensation equal to two times their annual base salary in effect at the time of termination and two times their average bonus received during the previous two years. The Company's commitment for termination bene-fits is approximately $1,200,000.

 Lines of Credit

  The Company has open lines of credit with two financial institutions with a total availability of $4,000,000. The lines bear interest at the banks' prime rates. There were no outstanding borrowings under the lines of credit at June 30, 2001. The $2,500,000 and $1,500,000 lines of credit expire on November 1, 2001 and October 31, 2001, respectively.

(13) Concentration of Credit Risk

  Most of the Company's portfolio investment companies are located in the Mid-Atlantic region of the United States. In addition, three of the Company's portfolio investment companies are in the telecommunications industry. As a result, any adverse impact on the economy of that region or the telecommunica-tions industry could adversely impact the Company's results of operations and financial position.

(14) Fair Value of Financial Instruments

  The following summary disclosures are made in accordance with the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Fair value is defined in the statement as the amount at which an instrument could be exchanged in a current transaction between willing parties.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2000 and 2001:

 Cash and cash equivalents, dividends receivable, interest receivable, note receivable, accounts payable and accrued expenses:

  The carrying amounts approximate fair value because of the short maturity of these instruments.

 Investments in portfolio companies:

  The Company's investments are reflected at fair value in the Company's bal-ance sheets. The fair value of portfolio investments is determined by the Ex-ecutive Committee of the Board of Directors or by current market prices, if available, in accordance with the Company's valuation policy (see note 2).

 Debentures payable:

  The fair value of the debentures payable is estimated by discounting the fu-ture cash flows using current interest rates at which similar notes would be made to borrowers with similar credit ratings. The fair value of the $19,300,000 debentures at June 30, 2000 was estimated to be $18,612,743. At June 30, 2001, the fair value of the debentures issued was estimated to be $28,199,882.

(15) Employee Benefit Plan

  Effective July 1, 1998, the Company adopted the Waterside Capital Corpora-tion Defined Contribution Plan (the Plan). The Plan is available to all em-ployees of the Company, regardless of age, who have completed at least three months of service. Eligible employees may contribute up to 8% of their compen-sation annually with the Company providing contributions of 50% of the first 6% of participating employees' contributions. In addition, the Company has the ability to make discretionary contributions which will be determined by a res-olution of the Board of Directors. Total employer expense for the Plan for the years ended June 30, 2000 and 2001 was $20,721 and $21,248, respectively.

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                             JUNE 30, 2000 AND 2001

  The Company's investment portfolio at June 30, 2000 consisted of the follow-ing:

                                                          Cost or
                                              Number of Contributed Fair Market
             Equity Securities:                Shares      Value       Value
             ------------------               --------- ----------- -----------
Publicly Traded Companies:
 Avery Communications, Inc. Common Stock.....   245,000 $   249,900 $   156,310
 Netplex Group, Inc. Common Stock (a)........    66,400     464,800     129,281
 Netplex Group, Inc. Preferred Stock......... 1,500,000   1,151,784   1,151,784
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) Convertible
  Preferred Stock (b)(c).....................       700   2,046,004   1,346,004
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) Common Stock
  (b)(c).....................................   500,000     225,000      28,000
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) Common Stock
  (b)(c)..................................... 1,423,821      60,484      60,484

Private Companies:
 Real Time Data Management Services, Inc.
  Preferred Stock............................       300     286,859     463,500
 Delta Education Systems, Inc. Preferred
  Stock......................................     1,625   1,594,283   1,594,283
 Diversified Telecom, Inc. Preferred Stock
  (c)........................................     1,500   1,500,000     750,000
 Crispies, Inc. Preferred Stock..............       400     398,320     398,320
 Triangle Biomedical Sciences Preferred
  Stock......................................     2,000   1,988,481   1,988,481
 JMS Worldwide, Inc. Preferred Stock.........     1,500   1,500,000   1,500,000
 EPM Development Systems Corp. Preferred
  Stock......................................     1,500   1,492,847   1,492,847
 Fire King International Preferred Stock.....     2,000   2,000,000   2,000,000
 SECC (formerly MilleCom, Inc.) Common Stock.   840,000          60          60
 Eton Court Asset Management, Ltd. Preferred
  Stock......................................     1,000     973,397     973,397
 Fairfax Publishing Co., Inc. Preferred
  Stock......................................     1,100   1,042,347   1,042,347
 DigitalSquare.com Preferred Stock........... 1,210,739   1,513,425   1,513,425
 Answernet, Inc. Preferred Stock.............       550     303,194     303,194
 Answernet, Inc. Preferred Stock.............       700     376,926     376,926
 ISR Solutions, Inc. Preferred Stock.........       500     497,407     497,407
 Capital Markets Group, Inc. Preferred Stock.     1,500   1,500,000   1,500,000
 Jubilee Tech International, Inc. Convertible
  Preferred Stock............................ 2,200,000   1,971,000   1,971,000
 VentureCom, Inc. Preferred Stock............   278,164   2,000,000   2,000,000
                                                        ----------- -----------
   Total equity securities...................            25,136,518  23,237,050
                                                        ----------- -----------

                                                          Cost or
                                                        Contributed
              Debt Securities:                Maturity     Value    Fair Value
              ----------------                --------- ----------- -----------
 Avery Communications, Inc. Convertible Note.  12/10/02 $   350,000 $   350,000
 Extraction Technologies of VA, LLC..........   7/22/03     900,000     900,000
 Extraction Technologies of VA, LLC..........   8/31/04     202,316     202,316
 Extraction Technologies of VA, LLC..........   11/2/04     373,711     373,711
 Extraction Technologies of VA, LLC..........    2/7/05     263,742     263,742
 Extraction Technologies of VA, LLC..........   2/25/05      97,409      97,409
 Extraction Technologies of VA, LLC..........   3/14/05      95,584      95,584
 JMS Worldwide, Inc. ........................   7/31/03     950,000     950,000
 Diversified Telecom, Inc. ..................    Demand      84,250      84,250
 Diversified Telecom, Inc. ..................   5/19/02     156,387     156,387
 SECC (formerly MilleCom, Inc.)..............   3/31/04     900,000     900,000
 SECC (formerly MilleCom, Inc.)..............   5/11/04     360,000     360,000
 ISR Solutions, Inc. ........................   6/30/04     742,167     742,167
 Fire King International.....................    Demand     550,000     550,000
 TABET Manufacturing Co., Inc. ..............  12/31/04     283,230     283,230
 National Assisted Living, LP................  12/31/04   1,408,689   1,408,689
 Electronic Business Systems, Inc.
  (formerly Triangle Imaging Group, Inc.)
  (b)(c).....................................   1/31/05     424,931     424,931
 New Dominion Pictures LLC...................   4/30/06     735,350     735,350
                                                        ----------- -----------
   Total debt securities.....................             8,877,766   8,877,766
                                                        ----------- -----------

                                                          Cost or
                                   Number of Percentage Contributed Fair Market
   Stock Options and Warrants:      Shares   Ownership     Value       Value
   ---------------------------     --------- ---------- ----------- -----------
Publicly Traded Companies:
 Avery Communications, Inc. ......   161,000    0.00    $        -- $        --
 Netplex Group, Inc. (a)..........   300,000    2.10        900,000     171,600
 Electronic Business Systems, Inc.
  (formerly Triangle Imaging
  Group, Inc.) (a)(b).............    56,000    0.39             --          --

Private Companies:
 Real Time Data Management
  Services, Inc. .................       125   29.41        115,000     139,573
 Delta Education Systems, Inc. ...       639   39.00         48,200      69,546
 Diversified Telecom, Inc. .......     8,998   15.00             --          --
 Crispies, Inc. ..................       524    6.37          2,800       3,235
 Triangle Biomedical Sciences.....    50,743   11.70        127,449     127,449
 Extraction Technologies of VA,
  LLC.............................        --   39.00        337,567     337,567
 JMS Worldwide, Inc. .............       199    5.00             --          --
 EPM Development Systems Corp. ...        87    8.00         11,600     634,278
 Fire King International..........         4    4.00             --          --
 SECC (formerly MilleCom, Inc.)...   150,000    3.15             --          --
 Eton Court Asset Management,
  Ltd. ...........................    14,943   13.00         34,700      34,700
 Fairfax Publishing Co., Inc. ....       526   16.50         73,600      73,600
 ISR Solutions, Inc. .............   550,973    7.20         12,936      12,936
 DigitalSquare.com................    81,074    5.70             --          --
 Answernet, Inc. .................    69,837   17.64        268,615     268,615
 TABET Manufacturing Co., Inc. ...   500,000   20.00        175,400     175,400
 National Assisted Living, LP.....        --   15.00        667,000     667,000
 Capital Markets Group, Inc. ..... 2,294,118   15.00             --          --
 Jubilee Tech International,
  Inc. ...........................   400,000    1.60        240,000     240,000
 Signius Investment Corporation...        12   11.67        332,595     332,595
 VentureCom, Inc. ................    38,943    0.37             --          --
 New Dominion Pictures LLC........        --    9.00        464,650     464,650
                                                        ----------- -----------
  Total options and warrants......                        3,812,112   3,752,744
                                                        ----------- -----------
  Total investments...............                      $37,826,396 $35,867,560
                                                        =========== ===========

  The Company's investment portfolio at June 30, 2001 consisted of the follow-ing:

                                                          Cost or
                                              Number of Contributed Fair Market
             Equity Securities:                Shares      Value       Value
             ------------------               --------- ----------- -----------
Publicly Traded Companies:
 Avery Communications, Inc. Common Stock.....   245,000 $   235,597 $    65,660
 Avery Communications, Inc. Common Stock (a).   190,167      95,084      43,359
 Avery Communications, Inc. Preferred Stock.. 1,250,000   1,250,000   1,250,000
 Netplex Group, Inc. Common Stock............    66,400     464,800       9,761
 Netplex Group, Inc. Preferred Stock......... 1,500,000   1,355,504   1,355,504
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) Common Stock
  (b)(c).....................................   500,000     225,000          --
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) Common Stock
  (b)(c)..................................... 1,423,821      60,484          --
 Primal Solutions, Inc. Common Stock.........   715,167       9,503      11,404

                                                          Cost or
                                              Number of Contributed Fair Market
             Equity Securities:                Shares      Value       Value
             ------------------               --------- ----------- -----------
Private Companies:
 Real Time Data Management Services, Inc.
  Preferred Stock............................       300 $   296,715 $   512,848
 Delta Education Systems, Inc. Preferred
  Stock......................................     1,625   1,603,923   1,603,923
 Diversified Telecom, Inc. Preferred Stock
  (c)........................................     1,500   1,500,000     508,512
 Crispies, Inc. Preferred Stock..............       400     398,880     398,880
 Triangle Biomedical Sciences Preferred Stock
  (c)........................................     2,100   2,113,969   2,113,969
 JMS Worldwide, Inc. Preferred Stock.........     1,500   1,500,000   1,500,000
 EPM Development Systems Corp. Preferred
  Stock......................................     1,500   1,495,167   1,495,167
 Fire King International Preferred Stock.....     2,000   2,000,000   2,000,000
 SECC (formerly MilleCom, Inc.) Common Stock.   840,000          60          60
 Eton Court Asset Management, Ltd. Preferred
  Stock......................................     1,000     980,337     980,337
 Fairfax Publishing Co., Inc. Preferred
  Stock......................................     1,100   1,663,746   1,663,746
 DigitalSquare.com Convertible Preferred
  Stock (c).................................. 1,210,739   1,513,425   1,513,425
 Answernet, Inc. Preferred Stock.............       550     336,232     336,232
 Answernet, Inc. Preferred Stock.............       700     412,369     412,369
 ISR Solutions, Inc. Preferred Stock.........       500     497,995     497,995
 Capital Markets Group, Inc. Preferred Stock
  (c)........................................     1,500   1,500,000          --
 Jubilee Tech International, Inc. Convertible
  Preferred Stock (c)........................ 2,200,000   2,007,514   2,007,514
 VentureCom, Inc. Preferred Stock............   278,164   2,000,000   2,000,000
 Phoenix Fabrications, Inc. Preferred Stock
  (c)........................................       400     279,063     279,063
 AmeriComm Direct Marketing LLC Preferred
  Stock......................................    27,696          28          28
 Signius Investment Corporation Common Stock.     2,059     332,595     586,815
                                                        ----------- -----------
   Total equity securities...................            26,127,990  23,146,571
                                                        ----------- -----------
                                                          Cost or
                                                        Contributed
              Debt Securities:                Maturity     Value    Fair Value
              ----------------                --------- ----------- -----------
 Avery Communications, Inc. Convertible Note.  12/10/02 $   350,000 $   350,000
 Extraction Technologies of VA, LLC (c)(d)...   7/22/03     900,000          --
 Extraction Technologies of VA, LLC (c)(d)...   8/31/04     202,316          --
 Extraction Technologies of VA, LLC (c)(d)...   11/2/04     373,711          --
 Extraction Technologies of VA, LLC (c)(d)...    2/7/05     263,742          --
 Extraction Technologies of VA, LLC (c)(d)...   2/25/05      97,409          --
 Extraction Technologies of VA, LLC (c)(d)...   3/14/05      95,584          --
 JMS Worldwide, Inc. ........................   7/31/03     900,000     900,000
 Diversified Telecom, Inc. (c)...............    Demand      84,250      84,250
 Diversified Telecom, Inc. (c)...............   5/19/02     131,238     131,238
 ISR Solutions, Inc. ........................   6/30/04     744,167     744,167
 Fire King International.....................    Demand     550,000     550,000
 TABET Manufacturing Co., Inc. ..............  12/31/04     304,575     304,575
 National Assisted Living, LP (c)............  12/31/04     835,880          --
 New Dominion Pictures LLC...................   4/30/06     784,103     784,103
 Mayfair Enterprises, Inc. ..................   7/18/05     243,519     243,519
 DigitalSquare.com (c).......................   9/15/05     289,250     289,250
 Phoenix Fabrications, Inc. .................    9/8/05     348,830     348,830
 Kotarides Baking Co. of VA (c)..............    6/5/01     577,336     577,336
 Kotarides Baking Co. of VA (c)..............    Demand     200,000     200,000
 AmeriComm Direct Marketing LLC..............  12/29/05     750,000     750,000
 Triangle Biomedical Sciences................   12/8/01     164,843     164,843
 Electronic Business Systems, Inc. (formerly
  Triangle Imaging Group, Inc.) (b)(c).......        --   2,038,287      92,284
                                                        ----------- -----------
   Total debt securities.....................            11,229,040   6,514,395
                                                        ----------- -----------

                                                             Cost or
                                      Number of Percentage Contributed Fair Market
     Stock Options and Warrants:       Shares   Ownership     Value       Value
     ---------------------------      --------- ---------- ----------- -----------
Publicly Traded Companies:
 Netplex Group, Inc. (a).............   300,000    2.10    $   900,000 $        --
 Electronic Business Systems, Inc.
  (formerly Triangle Imaging Group,
  Inc.) (a)(b).......................    98,000    0.63             --          --

Private Companies:
 Real Time Data Management Services,
  Inc. ..............................       125   29.41        115,000     157,270
 Delta Education Systems, Inc. ......       639   39.00         48,200      75,413
 Diversified Telecom, Inc. ..........     8,998   15.00             --          --
 Crispies, Inc. .....................       524    6.37          2,800       4,395
 Triangle Biomedical Sciences........   632,916   12.20        171,967     216,485
 Extraction Technologies of VA, LLC
  (d)................................        --   39.00        337,567          --
 JMS Worldwide, Inc. ................       199    5.00             --          --
 EPM Development Systems Corp. ......        87    8.00         11,600   1,177,415
 Fire King International.............         4    4.00             --          --
 SECC (formerly MilleCom, Inc.)......   150,000    3.15             --          --
 Eton Court Asset Management, Ltd. ..    14,943   13.00         34,700      34,700
 Fairfax Publishing Co., Inc. .......     1,026   20.30        123,238     426,638
 ISR Solutions, Inc. ................   588,334    5.90         12,936      12,936
 DigitalSquare.com...................   150,000      --         75,000      75,000
 Answernet, Inc. ....................    69,837   16.50        268,615     268,615
 TABET Manufacturing Co., Inc. ......   487,500   19.50        175,400     175,400
 National Assisted Living, LP........        --   15.00        667,000          --
 Capital Markets Group, Inc. ........ 2,294,118   15.00             --          --
 Jubilee Tech International, Inc. ...   400,000    1.60        240,000     240,000
 Signius Investment Corporation......        12   11.67             --          --
 VentureCom, Inc. ...................    38,943    0.37             --          --
 New Dominion Pictures LLC...........        --    9.00        464,650     464,650
 Mayfair Enterprises, Inc. ..........        --   15.00        214,400     214,400
 Phoenix Fabrications, Inc. .........        --   25.00        297,000     297,000
 Kotarides Baking Co. of VA..........        --   13.75        185,625     185,625
                                                           ----------- -----------
   Total options and warrants........                        4,345,698   4,025,942
                                                           ----------- -----------
   Total investments.................                      $41,702,728 $33,686,908
                                                           =========== ===========

(a)  Rule 144A restricted securities.

(b) This entity, which was considered an affiliate of the Company as of June 30, 2000, filed Chapter 11 bankruptcy on September 1, 2000.

(c)  Entity is in arrears with respect to dividend/interest payments.

(d)  This entity filed Chapter 11 bankruptcy on December 26, 2000.

Shareholder Information

Corporate Office                  Stock Transfer Agent and           Investor Relations                 Stock Listing
                                  Registrar

Norfolk, Virginia                 Investors with questions           Investors requiring information   Waterside Capital Corporation
300 E. Main Street, Suite 1380    concerning account                 about the company should          Common Stock is traded on
Norfolk, Virginia 23510           information, replacing lost or     contact:                          the Nasdaq Stock Market
Telephone: 757-626-1111           stolen certificates,                                                 under the symbol WSCC.
Facsimile: 757-626-0114           transferring securities or         Gerald T. McDonald
waterside@watersidecapital.com    processing a change of             Chief Financial Officer           Independent Public
                                  address should contact:            Telephone: 757-626-1111           Accountants
                                                                     Facsimile: 757-626-0114
                                  Registrar and Transfer             gmcdonald@watersidecapital.com    KPMG LLP
                                  Company                                                              Norfolk, Virginia
                                                                     Annual Meeting of
                                  10 Commerce Drive                  Shareholders                      Corporate Counsel
                                  Cranford, New Jersey 07016-3572
                                  Telephone: 800-368-5948            The annual shareholders'          Williams, Mullen, Clark &
                                  Facsimile: 908-497-2310            meeting will be held              Dobbins, P.C.
                                                                     Monday, October 29, 2001 at       Virginia Beach, Virginia
                                                                     11:00 a.m. at Nauticus,
                                                                     One Waterside Drive,
                                                                     Norfolk, Virginia
                                                                     All shareholders are invited to
                                                                     attend.


Directors and Officers

Directors                                                                                              Officers

Peter M. Meredith, Jr./1/,/2/,/3/  Roger L. Frost/2/                  Augustus C. Miller               J. Alan Lindauer
Chairman of the Board              Retired                            President and Chief              President and Chief
President                                                             Executive Officer                Executive Officer
Meredith Construction Co., Inc.    Ernest F. Hardee/1/,/3/            Miller Oil Co., Inc.
                                   President and Chief Executive                                       Gerald McDonald
J. Alan Lindauer/1/                Officer                            Juan N. Montero, II              Secretary and Chief
President and Chief Executive      Hardee Realty Corporation          General and Thoracic Surgery     Financial Officer
Officer
                                   Henry U. Harris, III               R. Scott Morgan, Sr../1/          Martin N. Speroni
James E. Andrews                   President                          President                        Vice President and Director
Principal Owner                    Virginia Investment                TowneBank                        of Research
Anzell Automotive, Inc.            Counselors, Inc.
                                                                      Richard G. Ornstein/1/           Lex W. Troutman
J.W. Whiting Chisman, Jr./1/,/3/   Robert I. Low/1/,/2/               Real Estate Management and       Vice President and Business
President                          Senior Partner                     Development                      Development Officer
Dare Investment Company            Goodman & Company
                                                                      Jordan E. Slone
Marvin S. Friedberg                Charles H. Merriman, III/1/        Chairman and Chief
Chief Executive Officer            Vice President and Managing        Executive Officer
Virginia Commonwealth              Director                           Harbor Group Companies
Trading Company                    BB&T Capital Markets

Eric L. Fox
Portfolio Manager
Pain Webber


/1/ Executive Committee
/2/ Audit Committee
/3/ Compensation/Stock Option Committee

                         WATERSIDE CAPITAL CORPORATION
          300 East Main Street . Suite 1380 . Norfolk, Virginia 23510
                       www.waterside@watersidecapital.com