Form 10-K, Exhibit 13
period 2002-06-30
WATERSIDE CAPITAL CORP
filed 2002-09-27
CIK 924095

WATERSIDE CAPITAL CORPORATION

2002 Annual Report

Letter to Stockholders	1

Five-Year Summary of Selected Financial Data	2

Management’s Discussion And Analysis	3

Independent Auditors’ Report	10

Financial Statements	11

Corporate Information	28

WATERSIDE CAPITAL CORPORATION

A Small Business Investment Company

Letter to Stockholders

Fiscal 2002 was a very challenging year for the U.S. economy, for the venture capital industry and for our Company. It was a year of uncertainty with no precedents and significant adjustment.

Some of our portfolio companies reached significant milestones during the fiscal year. Others began generating positive cash flow during the year. Most have undertaken pro-active changes to adapt to current economic conditions. We have remained in close contact with the management teams of our portfolio companies, offering support, advice and encouragement.

As our portfolio companies have adapted to the changing economic conditions, so have we. Our portfolio composition has moved more toward a mezzanine type fund with subordinated debt instruments composing 31% of our portfolio for 2002 compared to 19% for 2001. We have continued to minimize operating expenses and are in compliance with the SBA guidelines for management expenses.

Subsequent to June 30, 2002, a settlement was reached in a specific litigation related to one investee company. Under the settlement agreement, the Company expects to recover approximately $455,000 during the first quarter of fiscal 2003.

For fiscal 2003, we see more challenges and renewed opportunities. We continue to evaluate potential investments at attractive valuations. The current economic conditions provide unique opportunities for well-managed venture capital firms with a clear strategic direction. We will stay the course with quality-controlled growth and continued improvement in our operating efficiency.

With the proceeds received from the sales of investments and principal collected on debt securities during fiscal 2002 we have improved our cash position significantly. At present, we have a pool of funds available to invest in new opportunities.

Our original business plan envisioned investments maturing in three to five years. We are beginning to see many of our investments reaching this stage of maturity. We believe that our strategy is on course and we remain confident in the fundamental strength of your Company.

We are grateful for the loyalty of our staff and their dedication to the achievement of our goals. On behalf of all directors, managers and employees, we thank you for your continued support.

J. Alan Lindauer
President & CEO

300 East Main Street · Suite 1380 · Norfolk, Virginia 23510
(757) 626-1111 · (757) 626-0114 Fax · E-mail to waterside@watersidecapital.com
NASDAQ Symbol WSCC

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL DATA

	Year Ended June 30,
	1998	1999	2000	2001	2002
Summary of Earnings Information:
Operating Income:
Dividends	$299,080	$1,071,899	$2,189,862	$2,865,832	$2,007,981
Interest on debt securities	24,290	717,437	1,009,744	1,008,202	1,220,768
Interest on cash equivalents	211,440	160,899	37,203	17,642	35,712
Fee and other income	271,714	947,013	677,205	354,827	462,522

Total operating income	806,524	2,897,238	3,914,014	4,246,503	3,726,983
Operating expenses:
Interest expense	—	417,605	1,224,066	1,956,330	2,087,323
Other	635,519	1,387,525	1,645,318	1,625,941	1,509,832

Net operating income before income taxes	171,005	1,092,108	1,044,630	664,232	129,828
Income tax expense (benefit)	(47,220)	51,000	(352,000)	(675,000)	—

Net operating income	218,225	1,041,108	1,396,630	1,339,232	129,828
Realized gain on investments, net of income taxes (1)	—	234,312	1,426,474	73,372	(3,213,047)
Change in unrealized appreciation (depreciation) on investments, net of income taxes (2)	325,110	(238,376)	(1,514,791)	(6,247,984)	(237,934)

Net increase in stockholders’ equity resulting from operations	$543,335	$1,037,044	$1,308,313	$(4,835,380)	$(3,321,153)

Net operating income per share—basic and diluted	$0.22	$0.66	$0.88	$0.85	$0.08
Net increase (decrease) in stockholders’ equity resulting from operations per share—basic and diluted	$0.54	$0.66	$0.83	$(3.06)	$(2.11)
Weighted average number of shares outstanding	1,013,094	1,581,430	1,581,430	1,581,430	1,576,306

	At June 30,
	1998		1999	2000	2001	2002
Balance Sheet Information:
Investments in portfolio companies, at fair value (3):
Equity securities	$6,724,337		$17,070,782	$23,237,050	$23,146,571	$15,304,120
Debt Securities	1,575,264		6,894,468	8,877,766	6,514,395	8,463,170
Options and warrants	206,624		377,000	3,752,744	4,025,942	3,879,533

Total Investments	8,506,225		24,342,250	35,867,560	33,686,908	27,646,823
Cash and cash equivalents	4,393,501		1,269,409	118,314	1,089,386	5,417,202
Total Assets	13,374,729		27,109,870	39,098,743	38,378,758	35,081,369
Debentures payable	—		12,300,000	19,300,000	25,400,000	25,400,000
Total stockholders’ equity	13,034,288	(4)	14,071,269	16,834,391	11,999,011	8,605,658

(1)	Amount presented net of income tax expense of $144,000 for 1999, $873,000 for 2000, $40,000 for 2001 and $0 for 2002.
(2)
Amounts have been presented net of deferred income tax expense (benefit) of $198,920, ($145,000), ($926,000), $191,000 and $550,000 respectively, for the years ended June 30, 1998, 1999, 2000, 2001 and 2002.

(3)
The Company’s portfolio investments are presented at fair value, as determined by the Executive Committee of the Board of Directors, using the Model Valuation Policy as published by the Small Business Administration (SBA). The valuation policy includes estimates made by management in the absence of readily ascertainable market values. These estimated values may differ from those that would have been used had a ready market for the securities existed See the Notes to the Company’s Financial Statements included elsewhere herein. The cost of the portfolio investments was $7,640,893, $23,860,295, $37,826,396, $41,702,728 and $35,349,098 at June 30, 1998, 1999, 2000, 2001 and 2002 respectively.

(4)	In January 1998, the Company completed an initial public offering of 852,000 shares of common stock at $11 per share. The net proceeds for the offering after $1,288,464 of expenses, were $8,083,536.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL  CONDITION AND RESULTS OF OPERATIONS

The following analysis of the financial condition and results of operations of the Company should be read in conjunction with the Company’s fiscal year 2002 financial statements and the notes thereto and the other information included elsewhere in this report.

General

Waterside Capital Corporation (“Waterside” or the “Company”) is a specialty finance company headquartered in Norfolk, Virginia. The Company invests in equity and debt securities to finance the growth, expansion and modernization of small private businesses, primarily in the Mid-Atlantic Region. The Company was formed in 1993 as the Eastern Virginia Small Business Investment Corporation. Through June 30, 1996, the Company operated as a development stage company focused primarily on preparation to commence operation. The Company was licensed in 1996 by the Small Business Administration (SBA) as a Small Business Investment Company (SBIC) under the Small Business Investment Act of 1958. In October 1996, the Company made its first portfolio investment. In January 1998, the Company completed its Initial Public Offering (IPO) to raise additional equity to support its growth strategy.

The majority of the Company’s operating income is derived from dividend and interest income on portfolio investments and application and processing fees related to investment originations. The remaining portion of the Company’s operating income comes from interest earned on cash equivalents. The Company’s operating expenses primarily consist of payroll, interest expense on SBA debentures and the Company’s lines of credit and other expenses incidental to the Company’s operations. Waterside currently has 6 full time employees.

Portfolio Composition

The Company’s primary business is investing in and lending to privately owned businesses through investments in subordinated debt, preferred stock and common stock. Substantially all of the Company’s investments in subordinated debt securities and preferred stock also include detachable warrants or conversion features. The portfolio composition at June 30, 2002 and 2001 is shown in the following table:

	June 30,		June 30,
	2001	2002	2001	2002
Subordinated Debt	27.0%	34.9%	19.3%	30.6%
Preferred Stock	59.2	54.7	66.6	50.9
Common Equity	10.4	7.2	12.0	14.0
Warrants and Options	3.4	3.2	2.1	4.5

Total	100.0%	100.0%	100.0%	100.0%

The weighted effective yield on the investment portfolio was 7.27% at June 30, 2002 and 9.31% at June 30, 2001.

The following tables show the Portfolio Composition by geographic region and industry grouping:

Geographic Region	2001	2002	2001	2002
Mid Atlantic	59.8%	54.1%	68.6%	60.6%
Southeast	12.8	8.5	0.3	—
Midwest	10.7	13.0	12.6	16.2
Northeast	12.2	13.9	12.9	16.9
West	4.5	10.5	5.6	6.3

Total	100.0%	100.0%	100.0%	100.0%

	Cost		Fair Value
	June 30,		June 30,
Industry Grouping	2001	2002	2001	2002
Service	30.4%	15.7%	23.4%	20.1%
Manufacturing	26.7	29.4	29.9	38.4
Telecommunications	17.7	20.5	19.1	17.7
Information technology	12.9	15.6	11.5	7.2
Education	4.0	1.2	5.0	1.5
Other	8.3	17.6	11.1	15.1

Total	100.0%	100.0%	100.0%	100.0%

Results of Operations

2002 Compared to 2001

For the year ended June 30, 2002 total operating income was $3.7 million compared to the $4.2 million generated during 2001. The decrease in operating income is primarily due to management’s decision to discontinue the accrual of dividend income on an increased number of investments due to the uncertainty of collection of the income. This decrease was partially off-set by an increase in interest income due to an increase in the Company’s investments in debt securities. Additionally, the Company realized additional fee income due primarily to the final resolution of a non-compete agreement related to a former investee. The 2002 operating income consisted of dividends of $2.0 million, interest on debt securities of $1.2 million, interest on cash equivalents of $35,000 and fee and other income of $463,000.

Total operating expenses for the year ending June 30, 2002 were $3,597,000 compared to $3,582,000 for the year ended June 30, 2001. The expenses for the year ended June 30, 2002, consisted of interest expense of $2,087,000, salaries and benefits of $690,000, legal and accounting expenses of $508,000 and other operating expenses of $312,000. The expenses for the year ended June 30, 2001 consisted of interest expense of $1,956,000, salaries and benefits of $903,000, legal and accounting expenses of $339,000 and other operating expenses of $384,000. The significant decrease in salaries and benefits and other operating expenses when comparing 2002 to 2001 is due to a combination of a reduction in the number of employees and reduced travel expense. As an SBIC, the Company is regulated by the SBA and must operate within certain prescribed expense guidelines. At June 30, 2002, the Company is in compliance with the SBA guidelines for management expense. The significant increase in legal and accounting expense is due to increased legal costs associated with a collection effort on two investments previously written off. Subsequent to June 30, 2002, a settlement was reached in specific litigation related to one investee company. Under the settlement, the Company expects to recover $455,000 related to this litigation during the first quarter of fiscal 2003.

Net operating income for fiscal 2002 was $130,000 compared to $1,339,000 for fiscal 2001. The Company recognized $675,000 in income tax benefits for fiscal 2001. During the year ended June 30, 2002, the Company ceased recognizing deferred tax benefits associated with the generation of net operating losses from operations and its realized losses because management concluded that it is not more likely than not that those benefits could be realized. Because the Company operates as a licensed SBIC, its dividend income is not taxable. As a result, it is unlikely that the Company will generate taxable income in the foreseeable future. Unless the Company is able to generate significant realized gains on sales of investments, the benefits of tax losses from operations and any realized losses from settlement of investments are not likely to be realized. As a result, the Company has provided a valuation allowance for the full amount of its deferred tax asset at June 30, 2002.

For the year ended June 30, 2002, the Company realized a loss on investments of $3.2 million due primarily to the realization of the previously recorded unrealized loss related to Tanget Solutions, Inc. (formerly named Electronic Business Systems, Inc. and Triangle Image Group Inc) of $2.3 million coupled with the realization of a loss of $2.3 million of the previously recorded unrealized loss on Extraction Technologies, Inc. These losses were partially offset by a realized gain of $1.1 million on the sale of the Delta Education Systems investment. The Company also realized numerous other smaller gains and losses during the year ending June 30, 2002.

The change in unrealized depreciation on investments, net of income tax benefit, for the year ended June 30, 2002 of $238,000 consisted of unrealized losses of $1.9 million related to the Digital Square Inc. investment, $1.0 million related to the Eton Court investment, $2.1 million related to the JMS Worldwide Inc investment and $959,000 related to the Phoenix Fabrications Inc. investment. These losses were partially offset by the reclassification of realized depreciation related to Tanget Solutions, Inc. and Extraction Technologies, Inc. of $4.6 million to realized losses. Management is pursuing recovery of the various write downs through all available channels, including restructuring and litigation where appropriate. The potential for recovery is uncertain at this time due to the current economic environment.

The net decrease in stockholder’s equity resulting from operations of $3,321,000 for the year ended June 30, 2002 or $2.11 per share compared to a decrease of $4,835, 000 or $3.06 per share for the year ended June 30, 2001.

2001 Compared to 2000

For the year ended June 30, 2001, total operating income was $4.2 million compared to the $3.9 million generated during 2000. The increase in operating income was due to the increased dividends as a result of the growth in the Company’s investment portfolio during the prior period. This increase was partially offset by a decrease in fee and other income resulting from less investment origination in 2001 than 2000. The 2001 operating income consisted of dividends of $2.9 million, interest on debt securities of $1.0 million, fee and other income of $355,000 and interest on cash equivalents of $18,000.

Total operating expenses for the year ended June 30, 2001 were $3.6 million, an increase of $713,000 from the $2.9 million for fiscal 2000. The majority of the increase was attributable to increased interest expense due to additional borrowings necessary to fund the growth in the investment portfolio. The Company also experienced a significant increase in legal expenses from $96,000 reported in fiscal 2000 to the $274,000 reported for fiscal 2001. The significant increase in legal expense was due to the additional costs associated with the collection efforts related to various portfolio companies experiencing deteriorating financial condition, two of which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. Somewhat offsetting the increases in interest expense and legal expense were reductions in salaries and benefits, from $995,000 for fiscal 2000 to $903,000 for fiscal 2001, and travel from $193,000 for fiscal 2000 to $81,000 for fiscal 2001 due to the Company’s cost containment program. Total operating expenses (excluding interest expense) as a percentage of total operating revenue declined to 38% for fiscal 2001 from 42% in the previous year.

Net operating income after taxes for the year 2001 was $1.3 million compared to the $1.4 million reported for fiscal 2000.

The realized gain on investments, net of income taxes, of $1.4 million for the year ended June 30, 2000 was primarily due to the sale of a significant block of stock in one of the publicly held securities (The Netplex Group, Inc.). This significant gain was partially offset by a realized loss of $527,000 in one of the Company’s privately held companies.

Unrealized depreciation on investments, net of taxes, was $6.2 million for the year ended June 30, 2001 as compared to $1.5 million for the year ended June 30, 2000. The significant change for the year ended June 30, 2001 was primarily due to the deteriorating financial condition of four portfolio companies, two of which filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. The decrease of $1.5 million, net of taxes, for the year ended June 30, 2000 was due to a combination of the negative impact of the weakness in the high tech sector of the stock market between March and June 2000, causing an unrealized decline in the value of the Company’s publicly traded investments as well as a write down in two portfolio companies which had operational performance below expectations and had not made the required dividend payments to the Company on a timely basis.

Financial Condition, Liquidity and Capital Resources

At June 30, 2002, the Company’s investment portfolio totaled $27.6 million compared with the $33.7 million reported at June 30, 2001. In fiscal 2002, the Company funded $3.6 million in new loans and received proceeds from the sales of investments and principal collected on debt securities of $7.6 million. For the comparable year of 2001, the Company funded $6.0 million in new investments and loans and received $2.8 million in principal collected on debt securities and sales of investments. The Company’s cash position at June 30, 2002 increased to $5.4 million from the $1.1 million reported at June 30, 2001, due primarily to the net cash provided by investing activities.

Net asset value per common share declined to $5.52 per share at June 30, 2002 from the $7.59 per share reported June 30, 2001, as a result of write downs of the Company’s investment portfolio.

The Company utilizes cash flow from operations, proceeds from borrowings under lines of credit and approved SBA leverage, and proceeds from investment repayments and sales to fund its operations and investments. Based on the Company’s current regulatory capital, the SBA has approved the issuance of up to $32.4 million of debentures for the Company, of which $25.4 million have been issued at June 30, 2002. The Company also maintains a short-term line of credit agreement which allows for maximum borrowing of $2.5 million at June 30, 2002. There was no borrowing under the line of credit during fiscal 2002. Under the regulations governing the SBIC programs available, SBA leverage is determined based on the SBIC’s regulatory capital and investment portfolio mix. Therefore, additional SBA leverage, beyond the amounts currently approved, is unlikely to be available to the Company unless it raises additional capital. Without additional SBA leverage or other alternative sources of capital, the Company will not be able to make additional investments or provide additional funding to existing portfolio companies beyond its current capacity. Management is continuing to evaluate various strategic alternatives for the Company, including but not limited to raising additional equity capital through private sources, exploring other sources of financing and managing the existing investment portfolio and reinvesting proceeds from repayments and liquidations.

During the year ended June 30, 2002, cash provided by operating activities was $330,000 as compared to the $465,000 of cash provided by operating activities for the year ended June 30, 2001. The primary source of cash provided by operating activities for fiscal 2002 was the refund of previously paid income taxes. The Company had $4.1 million in cash provided by investment activities due to the proceeds received from sales of investments of $5.7 million and principal collected on debt securities of $1.9 million, offset by $3.6 million in new investments in debt securities made in 2002. The Company used $3.2 million in investment activities during the year ended June 30, 2001. Cash flows used in financing activities of $72,000 for fiscal 2002 compared to cash provided by financing activities of $3.7 million for fiscal 2001 due primarily to the proceeds received from debentures payable in 2001 of $6.1 million.

Contractual Obligations and Commitments

The following table summarizes our material contractual obligations, including both on and off balance sheet arrangements, and our commitments at June 30, 2002 (in thousands):

	Total	2003	2004	2005	2006	2007	Thereafter
Contractual Obligations —
Operating leases	$37	$35	$2	—	—	—	—
Borrowings —	—	—	—	—	—	—	—
SBA Debentures	$25,400	—	—	—	—	—	$25,400
Commitments:
Revolving credit facility	—	—	—	—	—	—	—
Employment contracts	—	—	—	—	—	—	—

Operating Leases

The company leases its office facility and various office equipment under non-cancelable operating leases. The termination date of the leased office space is December 2002. Preceding termination of the lease, the Company plans to negotiate a new lease term based on fair market values at the time of termination.

SBA Debentures

The SBA has approved the issuance of up to $32,400,000 of debentures for the Company. All debentures bear interest payable semi-annually at a fixed rate and are due at maturity, which is ten years from the date that the interest rate is fixed. The debentures are subject to numerous covenants through the SBA, including restrictions on dividend payments and retirement of various equity interests. The debentures are subject to a prepayment penalty for the first five years they are outstanding. During 1999, the Company utilized $12,300,000 of the available facility, $6,000,000 of which bears interest at 7.24% and matures on March 1, 2009 and $6,300,000 of which bears interest at 8.22% and matures on September 1, 2009. During 2000, the Company utilized an additional $7,000,000 which bears interest at 8.64% and matures March 1, 2010. During 2001, the Company utilized an additional $6,100,000 of the available facility, $3,100,000 of which bears interest at

8.45% and matures on September 1, 2010 and $3,000,000 of which bears interest at 6.89% and matures on September 1, 2011. Currently, $7,000,000 of the approved amount remains available.

Revolving Credit Facility

The Company has a line of credit with a financial institution with a total availability of $2,500,000. The line bears interest at the bank’s prime rate. There were no outstanding borrowings under the line at June 30, 2002. The line of credit expires on November 1, 2002.

Employment Contracts

The Company has employment contracts with each member of management. These employment agreements are terminable by the Company with or without cause. In the event that the employment agreements are terminated without cause and provided that executives comply with the confidentiality and non-competition covenants, they will be entitled to receive all payments as defined in the respective agreements. The contracts extend through January 2004 with an automatic one-year extension thereafter unless notice of intent not to renew is given, either by the Company or by the executive. If termination without cause had occurred as of June 30, 2002, the Company would have been required to pay approximately $1.2 million to satisfy its obligations.

Critical Accounting Policies and Estimates

Critical accounting policies are those that are both most important to the portrayal of our financial condition and results of operations and which require our most complex or subjective judgements or estimates. The discussion and analysis of our financial condition and results of operations is based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgements that affect reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate the judgements and estimates underlying our accounting policies, primarily the periodic valuation of our investment portfolio.

The Company values its investment portfolio at fair values as determined in good faith by the Company’s Board of Directors in accordance with the Company’s valuation policy, which is the Model Valuation Policy as published by the SBA. The policy presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. The company determines fair value to be the amount for which an investment can be exchanged in an orderly disposition over a reasonable period of time between willing parties other than in a forced or liquidation sale.

The Company invests primarily in illiquid securities, including the debt and equity of private companies. The Company’s valuation policy considers the fact that privately negotiated securities change in value over a long period of time, that the Company does not intend to trade the securities, and that no readily available market exists for their liquidation. The Company’s valuation policy is intended to provide a consistent basis for establishing the fair value of the portfolio. Unlike banks, the Company is not permitted to provide a general reserve for anticipated loan losses. Instead, the Company must record each individual investment at fair value each quarter. The Company records unrealized depreciation on investments when it believes that an asset has been impaired and full collection of the loan or realization of an equity security is doubtful. Conversely, the Company records unrealized appreciation if it has a clear indication that the underlying portfolio company has appreciated in value and the Company’s security has also appreciated in value. Under it’s valuation policy, the Company does not consider temporary changes in the capital markets such as interest rate movements or changes in the public equity markets, in order to determine whether an investment in a private company has been impaired or whether such as investment has increased in value. The value of investments in public securities is determined using quoted market prices, discounted for illiquidity and or restrictions on resale. Due to the uncertainty inherent in the valuation process, estimates of fair value may differ significantly from the values that would have been used had a ready market for the securities existed, and the difference could be material. Additionally, changes in the market environment and other events that may occur over the life of the investments may cause the gains or losses ultimately realized on these investments to be different than the valuations currently assigned.

Quantitative and Qualitative Disclosure About Market Risk

The Company’s business activities contain elements of risk. The Company considers the principal types of market risk to be: risk of lending and investing in small privately owned companies, valuation risk of portfolio, risk of illiquidity of portfolio investments and the competitive market for investment opportunities. The Company considers the management of risk essential to conducting its business and to maintaining profitability. Accordingly, the Company’s risk management systems and procedures are designed to identify and analyze the Company’s risks, to set appropriate policies and limits and to continually monitor these risks and limits by means of reliable administrative and information systems and other policies and programs.

The Company manages its market risk by maintaining a portfolio of equity interests that is diverse by industry, geographic area, size of individual investment and borrower. The Company is exposed to a degree of risk of public market price fluctuations as three of the Company’s twenty-nine investments are in thinly traded, small public companies, whose stock prices have been volatile. The other twenty-six investments are in private business enterprises. Since there is typically no public market for the equity interests of the small companies in which the Company invests, the valuation of the equity interests in the Company’s portfolio of private business enterprises is subject to the estimate of the Company’s Executive Committee. In the absence of a readily ascertainable market value, the estimated value of the Company’s portfolio of equity interests may differ significantly from the values that would be placed on the portfolio if a ready market for the equity interests existed. Any changes in estimated value are recorded in the Company’s statement of operations as “Net unrealized gains (losses).” Each hypothetical 1% increase or decrease in value of the Company’s portfolio of equity securities of $27.6 million at June 30, 2002, and $33.7 million at June 30, 2001, would have resulted in unrealized gains or losses and would have changed net increase in stockholders’ equity resulting from operations for the year by 8% and 7%, respectively.

The Company’s sensitivity to changes in interest rates is regularly monitored and analyzed by measuring the characteristics of assets and liabilities. The Company utilizes various methods to assess interest rate risk in terms of the potential effect of interest income net of interest expense, the market value of net assets and the value at risk in an effort to ensure that the Company is insulated from any significant adverse effects from changes in interest rates. Based on the model used for the sensitivity of interest income net of interest expense, if the balance sheet were to remain constant and no actions were taken to alter the existing interest rate sensitivity, a hypothetical immediate 100 basis point change in interest rates would have affected net increase in stockholders’ equity resulting from operations negligibly over a twelve-month horizon. Although management believes that this measure is indicative of the Company’s sensitivity to interest rate changes, it does not adjust for potential changes in credit quality, size and composition of the balance sheet and other business developments that could affect operating results. Accordingly, no assurances can be given that actual results would not differ materially from the potential outcome simulated by this estimate.

Forward Looking Statements

Included in this report and other written and oral information by management from time to time, including reports to shareholders, quarterly and semi-annual shareholder letters, filings with the Securities and Exchange Commission, news releases and investor presentations, are forward-looking statements about business objectives and strategies, market potential, the Company’s ability to expand the geographic scope of its investments, the quality of the Company’s due diligence efforts, its financing plans, its vendors, suppliers, and portfolio companies, future financial performance and other matters that reflect management’s expectations as of the date made.

Except for historical information, all of the statements, expectations and assumptions contained in the foregoing are “forward-looking statements” (within the meaning of the Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. It is possible that the assumptions made by management—including, but not limited to, the average maturity of our investments, the potential to realize investment gains as these investments mature, investment opportunities, results, performance or expectations—may not materialize. Actual results may differ materially from those projected or implied in any forward-looking statements. In addition to the above factors, other important factors that may affect the Company’s performance include: the risks associated with the performance of the Company’s portfolio companies, dependencies on key employees, interest rates, the level of economic activity, and competition, as well as other risks described from time to time in the Company’s filings with the Commission, press releases, and other communications. The Company disclaims any intent or obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.

PRICE RANGE OF COMMON STOCK

The Company’s Common Stock is quoted on the NASDAQ Stock Market under the symbol WSCC. As of August 31, 2002, the Company had 96 stockholders of record and approximately 450 beneficial owners. The following table sets forth the range of high and low bid prices of the Company’s common stock as reported on the NASDAQ stock market for the period from February 2, 1998, when public trading of the common stock commenced pursuant to the IPO, through June 30, 2002.

		Bid Price
	Net Asset Value Per Share (1)	High	Low	Close
1998
Third Quarter	$8.18	$11.750	$10.750	$10.875
Fourth Quarter	8.24	11.375	10.125	11.125
1999
First Quarter	$8.25	$11.375	$9.000	$9.250
Second Quarter	8.37	10.620	7.500	8.500
Third Quarter	8.72	8.750	6.500	7.250
Fourth Quarter	8.90	7.875	6.000	6.750
2000
First Quarter	$8.98	$7.063	$6.625	$6.875
Second Quarter	11.13	9.438	6.625	9.000
Third Quarter	12.16	10.750	7.563	8.375
Fourth Quarter	10.65	8.500	6.500	6.500
2001
First Quarter	$10.44	$7.000	$4.000	$6.250
Second Quarter	9.75	6.250	2.531	3.750
Third Quarter	8.35	5.250	3.250	3.250
Fourth Quarter	7.59	4.000	3.000	3.650
2002
First Quarter	$8.00	$3.700	$2.000	$2.300
Second Quarter	6.76	4.750	2.250	2.740
Third Quarter	5.92	3.400	1.870	1.890
Fourth Quarter	5.52	2.990	1.390	2.600

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

INDEPENDENT AUDITORS’ REPORT

The Stockholders and Board of Directors
Waterside Capital Corporation:

We have audited the accompanying balance sheets of Waterside Capital Corporation, including the schedule of portfolio investments, as of June 30, 2001 and 2002 and the related statements of operations, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended June 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Waterside Capital Corporation as of June 30, 2001 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

August 23, 2002
Norfolk, Virginia

BALANCE SHEETS
JUNE 30, 2001 AND 2002

	2001	2002
ASSETS:
Investments in portfolio companies, at fair value (note 2):
Debt securities	$6,514,395	$8,463,170
Equity securities	23,146,571	15,304,120
Options and warrants	4,025,942	3,879,533

Total investments, cost of $41,702,728 and $35,349,098 at June 30, 2001 and 2002, respectively	33,686,908	27,646,823

CURRENT ASSETS:
Cash and cash equivalents	1,089,386	5,417,202
Current portion of dividends receivable	719,188	252,129
Interest receivable	101,304	98,586
Refundable income taxes	533,225	—
Prepaid expenses	131,891	89,190
Other current assets	52,151	—

TOTAL CURRENT ASSETS	2,627,145	5,857,107

Dividends receivable, excluding current portion	278,583	458,583
Notes receivable (note 3)	237,550	229,452
Property and equipment, net (note 4)	133,217	91,507
Deferred income taxes (note 7)	550,000	—
Deferred financing costs, net	865,355	797,897

TOTAL ASSETS	$38,378,758	$35,081,369

LIABILITIES AND STOCKHOLDERS’ EQUITY:
CURRENT LIABILITIES:
Accounts payable	$85,224	$7,010
Accrued interest	657,514	677,067
Accrued expenses (note 5)	237,009	300,008
Deferred revenue	—	91,626

TOTAL CURRENT LIABILITIES	979,747	1,075,711
Debentures payable (note 6)	25,400,000	25,400,000

TOTAL LIABILITIES	26,379,747	26,475,711

STOCKHOLDERS’ EQUITY (NOTE 8):
Common stock, $1 par value. Authorized 10,000,000 shares; issued and outstanding 1,581,430 and 1,557,630 shares at June 30, 2001 and 2002, respectively	1,581,430	1,557,630
Preferred stock, $1 par value. Authorized 25,000 shares; no shares issued and outstanding	—	—
Additional paid-in capital	14,618,719	14,570,319
Net unrealized depreciation on investments, net of income taxes	(7,464,341)	(7,702,275)
Undistributed accumulated earnings	3,263,203	179,984

TOTAL STOCKHOLDERS’ EQUITY	11,999,011	8,605,658
Commitments and contingencies (notes 2, 11, 12 and 13)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$38,378,758	$35,081,369

Net asset value per common share	$7.59	$5.52

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
YEARS ENDED JUNE 30, 2000, 2001 AND 2002

	2000	2001	2002
OPERATING INCOME:
Dividends	$2,189,862	$2,865,832	$2,007,981
Interest on debt securities	1,009,744	1,008,202	1,220,768
Interest on cash equivalents	37,203	17,642	35,712
Fee and other income	677,205	354,827	462,522

TOTAL OPERATING INCOME	3,914,014	4,246,503	3,726,983

OPERATING EXPENSES:
Salaries and benefits	994,717	902,874	690,331
Legal and accounting	167,580	338,681	265,950
Legal expenses related to investee litigation (note 12)	—	—	242,000
Interest expense	1,224,066	1,956,330	2,087,323
Other operating expenses	483,021	384,386	311,551

TOTAL OPERATING EXPENSES	2,869,384	3,582,271	3,597,155

Net operating income before income taxes	1,044,630	664,232	129,828
Income tax benefit (note 7)	(352,000)	(675,000)	—

NET OPERATING INCOME	1,396,630	1,339,232	129,828
Realized gain (loss) on investments, net of income taxes of $873,000, $40,000 and $0 for 2000, 2001 and 2002, respectively	1,426,474	73,372	(3,213,047)
Change in unrealized depreciation on investments, net of income tax expense (benefit) of $(926,000), $191,000 and $550,000 for 2000, 2001 and 2002, respectively	(1,514,791)	(6,247,984)	(237,934)

NET INCREASE (DECREASE) IN STOCKHOLDERS’ EQUITY RESULTING FROM OPERATIONS (NOTE 8)	$1,308,313	$(4,835,380)	$(3,321,153)

NET INCREASE (DECREASE) IN STOCKHOLDERS’ EQUITY RESULTING FROM OPERATIONS PER SHARE — BASIC AND DILUTED (NOTES 8 AND 9)	$0.83	$(3.06)	$(2.11)

Weighted average shares outstanding	1,581,430	1,581,430	1,576,306

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (NOTE 8)
YEARS ENDED JUNE 30, 2000, 2001 AND 2002

	Common Stock
			Additional Paid-in Capital	Net Unrealized Appreciation (Depreciation) on Investments	Undistributed Accumulated Earnings	Stockholders’ Notes Receivable	Total Stockholders’ Equity
	Shares	Amount
BALANCE AT JUNE 30, 1999	1,491,937	$1,491,937	$12,769,895	$298,434	$966,003	$(1,455,000)	$14,071,269
6% stock dividend	89,493	89,493	648,824	—	(738,508)	—	(191)
Capitalization of undistributed accumulated earnings	—	—	1,200,000	—	(1,200,000)	—	—
Repayment of stockholders’ notes receivable	—	—	—	—	—	1,455,000	1,455,000
Net operating income	—	—	—	—	1,396,630	—	1,396,630
Net realized gain on investments, net of income taxes	—	—	—	—	1,426,474	—	1,426,474
Change in net unrealized appreciation (depreciation) on investments, net of income taxes	—	—	—	(1,514,791)	—	—	(1,514,791)

BALANCE AT JUNE 30, 2000	1,581,430	$1,581,430	$14,618,719	$(1,216,357)	$1,850,599	$—	$16,834,391
Net operating income	—	—	—	—	1,339,232	—	1,339,232
Net realized gain on investments, net of income taxes	—	—	—	—	73,372	—	73,372
Increase in net unrealized depreciation on investments, net of income taxes	—	—	—	(6,247,984)	—	—	(6,247,984)

BALANCE AT JUNE 30, 2001	1,581,430	$1,581,430	$14,618,719	$(7,464,341)	$3,263,203	$—	$11,999,011
Net operating income	—	—	—	—	129,828	—	129,828
Repurchase of outstanding stock	(23,800)	(23,800)	(48,400)	—	—	—	(72,200)
Net realized loss on investments, net of income taxes	—	—	—	—	(3,213,047)	—	(3,213,047)
Increase in net unrealized depreciation on investments, net of income taxes	—	—	—	(237,934)	—	—	(237,934)

BALANCE AT JUNE 30, 2002	1,557,630	$1,557,630	$14,570,319	$(7,702,275)	$179,984	$—	$8,605,658

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
YEARS ENDED JUNE 30, 2000, 2001 AND 2002

	2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net increase (decrease) in stockholders’ equity resulting from operations	$1,308,313	$(4,835,380)	$(3,321,153)
Adjustments to reconcile net increase (decrease) in stockholders’ equity resulting from operations to net cash provided by (used in) operating activities:
Unrealized depreciation (appreciation) on investments	2,440,791	6,056,984	(312,066)
Realized (gain) loss on investments	(2,299,474)	(113,372)	3,213,047
Accretion of preferred stock and debt investments	(356,423)	(570,190)	(507,431)
Depreciation and amortization	66,959	85,307	110,927
Deferred income tax expense (benefit)	(845,000)	100,000	550,000
Loss on disposal of property and equipment	828	—	—
Other noncash items	—	—	(21,033)
Changes in assets and liabilities increasing (decreasing) cash flows from operating activities:
Dividends receivable	(343,030)	(343,004)	(108,941)
Interest receivable	5,921	121,213	2,718
Refundable income taxes	(280,000)	(209,903)	533,225
Prepaid expenses and other current assets	(62,487)	(41,954)	94,852
Accounts payable, accrued interest and accrued expenses	334,382	215,395	4,338
Deferred revenue	(113,631)	—	91,626

Net cash provided by (used in) operating activities	(142,851)	465,096	330,109

CASH FLOWS FROM INVESTING ACTIVITIES:
Investments in equity securities made	(10,778,709)	(2,495,113)	—
Investments in debt securities made	(6,074,509)	(3,491,249)	(3,596,258)
Principal collected on debt securities	1,254,587	2,421,877	1,946,860
Issuance of notes receivable	(727,500)	—	—
Proceeds from collection of notes receivable	639,950	—	29,258
Proceeds from repayment of stockholders’ notes receivable	1,455,000	—	—
Proceeds from sales of investments	4,288,427	371,715	5,691,806
Acquisition of property and equipment	(92,299)	(8,754)	(1,759)
Proceeds from sale of property and equipment	2,000	—	—

Net cash provided by (used in) investing activities	(10,033,053)	(3,201,524)	4,069,907

CASH FLOWS FROM FINANCING ACTIVITIES:
Repurchase of stock	—	—	(72,200)
Proceeds from (repayments of) lines of credit	2,200,000	(2,200,000)	—
Proceeds from debentures payable	7,000,000	6,100,000	—
Payment of deferred financing costs	(175,000)	(192,500)	—
Payments in lieu of fractional shares associated with stock dividend	(191)	—	—

Net cash provided by (used in) financing activities	9,024,809	3,707,500	(72,200)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,151,095)	971,072	4,327,816
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	1,269,409	118,314	1,089,386

CASH AND CASH EQUIVALENTS, END OF YEAR	$118,314	$1,089,386	$5,417,202

Supplemental disclosure of cash flow information:
Cash paid during the year for interest	$908,775	$1,741,604	$2,067,770

Cash paid during the year for income taxes	$720,000	$—	$—

Noncash investing activities:

In the first quarter of 2002, the Company’s preferred stock investment in Tangent Solutions, Inc. was settled in exchange for a $87,842 note receivable through a bankruptcy proceeding. Of this amount, $66,682 was written off as a realized loss upon completion of the bankruptcy process.

In the fourth quarter of 2002, the Company accepted a debt security in the amount of $358,916 from Triangle Biomedical Sciences and exercised warrants for 54,743 shares of common stock. The investment was obtained through the forgiveness of $396,000 of dividends receivable and a noncash financing fee of $14,687. The exercise price of $51,771 on the warrants was netted against these items.

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000, 2001 and 2002

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Waterside Capital Corporation (the “Company”) was incorporated in the Commonwealth of Virginia on July 13, 1993 and is a closed-end investment company licensed by the Small Business Administration (the “SBA”) as a Small Business Investment Corporation (“SBIC”). The Company makes equity investments in, and provides loans to, small business concerns to finance their growth, expansion and development. Under applicable SBA regulations, the Company is restricted to investing only in qualified small business concerns as contemplated by the Small Business Investment Act of 1958. The Company made its first loan to a small business concern in October 1996 and its first equity investment in November 1996.

In January 1998, the Company completed an Initial Public Offering (“IPO”) of 852,000 shares of common stock at a price of $11.00 per share. The net proceeds, after $1,288,464 of offering costs, were $8,083,536.

Cash and Cash Equivalents

The Company considers all highly liquid securities purchased with original maturities of three months or less at the acquisition date to be cash equivalents. Cash and cash equivalents consisted of the following at June 30, 2001 and 2002:

	2001	2002
Cash and cash equivalents in banks	$1,075,635	$5,389,655
Cash deposits in brokerage accounts	13,751	27,547

Total	$1,089,386	$5,417,202

The brokerage accounts reflected above consist of deposit accounts held with three brokerage houses to facilitate the trading of stock.

Investment Valuation

Investments are carried at fair value, as determined by the Executive Committee of the Board of Directors. The Company, through its Board of Directors, has adopted the Model Valuation Policy, as published by the SBA, in Appendix III to Part 107 of Title 12 of the Code of Federal Regulations (the “Policy”). The Policy, among other things, presumes that loans and investments are acquired with the intent that they are to be held until maturity or disposed of in the ordinary course of business. Except for interest-bearing securities which are convertible into common stock, interest-bearing securities are valued at an amount not greater than cost, with unrealized depreciation being recognized when value is impaired. Equity securities of private companies are presumed to represent cost unless the performance of the portfolio company, positive or negative, indicates otherwise in accordance with the Policy guidelines. The fair values of equity securities of publicly traded companies are generally based on quoted market prices discounted due to the investment size or market liquidity concerns and for the effect of restrictions on the sale of such securities. Discounts can range from 0% to 40% for investment size and market liquidity concerns. Actual liquidity discounts in the portfolio at June 30, 2002 ranged from 15% to 40%. Discounts for restriction on the sale of the investments are 15% in accordance with the provisions of the Policy. The Company maintains custody of its investments as permitted by the Investment Company Act of 1940.

Realized and Unrealized Gain or Loss on Investments

Realized gains or losses recorded upon disposition of investments are calculated as the difference between the net proceeds and the cost basis determined using the specific identification method. All other changes in the value of investments are included as changes in the unrealized appreciation or depreciation in the statement of operations.

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

NOTES TO FINANCIAL STATEMENTS — Continued

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

Deferred Financing Costs

Deferred financing costs consist of origination and processing fees paid in connection with the issuance of SBA debentures. The origination and processing fees are amortized using the effective interest method over the life of the related debentures. Accumulated amortization was $93,645 and $161,103 at June 30, 2001 and 2002, respectively.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating and capital loss carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Net Increase (Decrease) in Stockholders’ Equity Resulting From Operations per Share

Basic earnings per share has been computed by dividing net increase (decrease) in stockholders’ equity resulting from operations by the weighted average number of common shares outstanding. Diluted earnings per share reflects the potential dilution that could occur assuming the inclusion of common share equivalents and has been computed by dividing net increase (decrease) in stockholders’ equity resulting from operations by the weighted average number of common shares and dilutive common share equivalents outstanding. Dilutive common share equivalents include all outstanding stock options and warrants after applying the treasury stock method.

Stock Option Plan

As permitted under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock Based Compensation, the Company has chosen to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the estimated fair value of the Company’s stock at the date of grant over the amount an employee must pay to acquire the stock.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Reclassification

Certain amounts reflected in the 2001 financial statements have been reclassified to conform to the 2002 financial statement presentation.

NOTES TO FINANCIAL STATEMENTS — Continued

(2) INVESTMENTS

Investments consist primarily of preferred stock and debt securities obtained from portfolio companies in accordance with SBIC investment regulations. The financial statements include securities valued at $33,686,908 and $27,646,823 at June 30, 2001 and 2002 (87.8% and 78.8% of assets), respectively. The valuation process completed by management includes estimates made by management and the Executive Committee in the absence of readily ascertainable market values. These estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and those differences could be material.

(3) NOTE RECEIVABLE

At June 30, 2001 and 2002, the Company has notes receivable due from a guarantor of one of its liquidated investments. The notes are due on demand and earn interest at rates of zero percent to 9.25% per annum with a majority of the notes earning 9.25% interest. The Company has no intent to call the notes in the subsequent year and has therefore classified the notes as a non-current asset.

(4) PROPERTY AND EQUIPMENT

Property and equipment at June 30, 2001 and 2002 consists of the following:

	2001	2002
Furniture and fixtures	$90,216	$90,216
Computer equipment and software	125,251	127,012
Leasehold improvements	31,298	31,296

	246,765	248,524
Less accumulated depreciation and amortization	113,548	157,017

Property and equipment, net	$133,217	$91,507

(5) ACCRUED EXPENSES

Accrued expenses at June 30, 2001 and 2002 consist of the following:

	2001	2002
Accrued accounting and legal expense	$130,040	$233,173
Accrued salaries and benefits	104,108	55,159
Other accrued expenses	2,861	11,676

Total accrued expenses	$237,009	$300,008

(6) DEBENTURES PAYABLE

Based on its existing regulatory capital, the SBA has approved the issuance of up to $32,400,000 of debentures for the Company. All debentures, if and when issued, bear interest payable semi-annually at a fixed rate and are due at maturity, which is generally 10 years from the date the interest rate is fixed. The debentures are subject to a prepayment penalty for the first five years they are outstanding. During 1999, the Company utilized $12,300,000 of the available amount, $6,000,000 of which bears interest at 7.24% and matures on March 1, 2009 and $6,300,000 of which bears interest at 8.22% and matures on September 1, 2009. During 2000, the Company utilized an additional $7,000,000, which bears interest at 8.64% and matures on March 1, 2010. During 2001, the Company utilized an additional $6,100,000 of the available facility, $3,100,000 of which bears interest at 8.45% and matures on September 1, 2010 and $3,000,000 of which bears interest at 6.89% and matures on September 1, 2011. At June 30, 2002, $7,000,000 of the approved amount remains available for future borrowing.

NOTES TO FINANCIAL STATEMENTS — Continued

(7) INCOME TAXES

The Company’s provision for income taxes for the years ended June 30, 2000, 2001, and 2002 was allocated as follows:

	2000	2001	2002
Income tax expense (benefit) attributable to operations	$(352,000)	$(675,000)	$—
Deferred tax expense (benefit) attributable to change in unrealized appreciation/depreciation on investments	(926,000)	191,000	550,000
Current tax expense attributable to realized gain on investments	873,000	40,000	—

Total income tax expense (benefit)	$(405,000)	$(444,000)	$550,000

The Company’s income tax expense (benefit) attributable to operations for the years ended June 30, 2000, 2001 and 2002 is as follows:

	2000	2001	2002
Current:
Federal	$(364,500)	$(485,000)	$—
State	(68,500)	(99,000)	—

Total current taxes	(433,000)	(584,000)	—

Deferred:
Federal	67,000	(76,000)	—
State	14,000	(15,000)	—

Total deferred taxes	81,000	(91,000)	—

Total income tax expense (benefit) attributable to operations	$(352,000)	$(675,000)	$—

The 2000, 2001 and 2002 actual tax expense (benefit) attributable to operations differs from the amount which would be provided by applying the statutory federal rate to net operating income before income taxes as follows:

	2000	2001	2002
Computed “expected” tax expense	$355,000	$226,000	$44,000
State taxes, net of federal impact	(36,000)	(75,000)	—
Nontaxable dividend income	(674,000)	(835,000)	(621,000)
Change in valuation allowance attributable to operations	—	—	576,000
Other	3,000	9,000	1,000

Total income tax expense (benefit) attributable to operations	$(352,000)	$(675,000)	$—

NOTES TO FINANCIAL STATEMENTS — Continued

The Company’s deferred tax assets and liabilities at June 30, 2001 and 2002 are as follows:

	2001	2002
Deferred tax assets:
Investments, due to recognition of unrealized depreciation and accretion for financial statement purposes	$2,790,000	$2,576,000
Property and equipment, due to differing depreciation methods	—	3,000
Capital loss carryforward	—	1,218,000
Net operating loss carryforward	254,000	990,000

Total gross deferred tax assets	3,044,000	4,787,000
Less valuation allowance	(2,492,000)	(4,787,000)

Total net deferred tax assets	552,000	—

Deferred tax liabilities —
Property and equipment, due to differing depreciation methods	(2,000)	—

Net deferred tax assets	$550,000	$—

The Company’s valuation allowance increased $2,492,000 and $2,295,000 for the years ended June 30, 2001 and 2002, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Because the Company’s dividend income is not taxable, the primary source of future taxable income available to the Company will be realized gains on sales of investments, the realization of which is uncertain. Management determined that projected future taxable income does not support the realization of the net deferred tax assets as of June 30, 2002, and a valuation allowance has been recorded to offset the entire net deferred tax assets. At June 30, 2002, the Company has net operating loss carryforwards for federal income tax purposes of $2,608,000, which are available to offset future federal taxable income, if any, through 2021, and a capital loss carryforward of $3,208,000 available to offset capital gains through 2010.

(8) STOCKHOLDERS’ EQUITY

Stock Dividend

On December 7, 1999, the Company declared a 6% stock dividend to shareholders of record as of January 14, 2000. On January 31, 2000, the Company issued 89,493 shares of common stock in conjunction with this dividend. Accordingly, amounts equal to the fair market value (based on quoted market prices) of the additional shares issued have been charged to retained earnings and capitalized as common stock and additional paid-in capital. Historical earnings per share, weighted average shares outstanding and net asset value per share have been restated to reflect the 6% stock dividend.

Undistributed Accumulated Earnings

Undistributed accumulated earnings at June 30, 2001 and 2002 consist of the following:

	2001	2002
Undistributed accumulated investment income	$2,729,045	$2,858,873
Undistributed accumulated net realized gains (losses)	534,158	(2,678,889)

Undistributed accumulated earnings	$3,263,203	$179,984

NOTES TO FINANCIAL STATEMENTS — Continued

Effective December 7, 1999, the Executive Committee of the Company’s Board of Directors and the SBA approved the capitalization of $1,200,000 of the Company’s undistributed accumulated earnings, which reduced the undistributed accumulated net realized gains disclosed above.

Stock Repurchase Program

During February 2002, the Company’s Board of Directors approved a stock repurchase program. Under the program, the Company can repurchase up to two percent of its currently outstanding common stock over the next year in open market and in privately negotiated transactions. During the year ended June 30, 2002, the Company acquired 23,800 shares of common stock at a total cost of $72,200, or an average price of $3.03 per share, which represents a discount of 49% in relation to the weighted average net asset value per share. Under the program the Company can repurchase an additional 7,800 shares of common stock.

Stock Option Plan

During 1998, the Company adopted the Waterside Capital Corporation 1998 Employee Stock Option Plan (the “Plan”) pursuant to which the Company may grant stock options to officers and key employees. The Plan, as amended, authorizes the grant of options to purchase up to 212,000 shares of authorized but unissued common stock. Stock options are granted with an exercise price equal to the stock’s fair market value at the date of grant. All stock options have 10-year terms and vest on a graded schedule, at which time they become fully exercisable. At June 30, 2002, there were 69,140 additional shares available for future grant under the Plan.

The per share, weighted-average fair value of all stock options granted is $3.3823. The fair value of each grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: expected life of five years, expected volatility of 51.01%, expected dividend yield of 0% and risk-free interest rate of 6.23% for options granted in fiscal 2000; and expected life of five years, expected volatility of 67.64%, expected dividend yield of 0% and risk-free interest rate of 4.82% for options granted in fiscal 2001. No options were granted in fiscal 2002.

Under the Plan, the employee stock options are dividend protected. As a result, the exercise price of the outstanding options was adjusted downward and the number of options increased so as to equalize the holder’s value before and after a stock dividend or split. As a result of the stock dividend described above, all options outstanding were adjusted in accordance with the Plan.

The Company applies APB Opinion No. 25 in accounting for the Plan and, accordingly, no compensation cost has been recognized for stock option grants in the financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company’s net increase (decrease) in stockholders’ equity resulting from operations would have been reflected at the pro forma amounts indicated below:

	2000	2001	2002
Net increase (decrease) in stockholders’ equity resulting from operations:
As reported	$1,308,313	$(4,835,380)	$(3,321,153)
Pro forma	1,154,537	(5,011,656)	(3,488,833)
Net increase (decrease) in stockholders’ equity resulting from operations per share — basic and diluted:
As reported	0.83	(3.06)	(2.11)
Pro forma	0.73	(3.17)	(2.22)

NOTES TO FINANCIAL STATEMENTS — Continued

Stock option activity during the periods indicated is as follows:

	Number of Shares	Weighted-Average Exercise Price
Balance at June 30, 1999	108,518	$9.459
Granted	83,100	8.190
Forfeited	(25,043)	9.883

Balance at June 30, 2000	166,575	8.762
Granted	50,000	4.125
Forfeited	(22,630)	9.053

Balance at June 30, 2001	193,945	7.533
Forfeited	(1,000)	8.250
Cancelled	(50,085)	9.897

Balance at June 30, 2002	142,860	6.693

At June 30, 2000, 2001 and 2002, 96,715, 133,036 and 126,194 options, respectively, were exercisable. The difference between the weighted-average exercise prices for all outstanding options and those exercisable on June 30, 2002 was not significant.

The range of exercise prices and weighted-average remaining contractual life of outstanding options at June 30, 2002 is $4.13 – $8.25 and 7.8 years, respectively.

(9) NET INCREASE (DECREASE) IN STOCKHOLDERS’ EQUITY RESULTING FROM OPERATIONS PER SHARE

The following table sets forth the calculation of basic and diluted net increase (decrease) in stockholders’ equity resulting from operations per share for the years ended June 30, 2000, 2001 and 2002:

	2000	2001	2002
Basic net increase (decrease) in stockholders’ equity resulting from operations per share:
Net increase (decrease) in stockholders’ equity resulting from operations	$1,308,313	$(4,835,380)	$(3,321,153)

Weighted-average number of common shares outstanding	1,581,430	1,581,430	1,576,306

Basic net increase (decrease) in stockholders’ equity resulting from operations per share	$0.83	$(3.06)	$(2.11)

Diluted net increase (decrease) in stockholders’ equity resulting from operations per share:
Net increase (decrease) in stockholders’ equity resulting from operations	$1,308,313	$(4,835,380)	$(3,321,153)

Weighted-average number of common shares outstanding	1,581,430	1,581,430	1,576,306
Dilutive effect of stock options (as determined by using the treasury stock method)	1,677	—	—

Weighted-average number of common shares and dilutive common shares outstanding	1,583,107	1,581,430	1,576,306

Diluted net increase (decrease) in stockholders’ equity resulting from operations per share	$0.83	$(3.06)	$(2.11)

NOTES TO FINANCIAL STATEMENTS — Continued

(10) RELATED PARTY TRANSACTIONS

For the fiscal years ended June 30, 2000, 2001 and 2002, the Company paid fees of approximately $126,000, $70,000 and $17,000, respectively, to an officer and director of the Company and to a partnership partially owned by an officer and director and another director of the Company for the use of an airplane.

(11) LEASES

The Company has two noncancelable operating leases, primarily for office space, that expire over the next two years.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of June 30, 2002 are:

Year ending June 30,
2003	$35,110
2004	1,637

Total minimum lease payments	$36,747

Net rental expense for operating leases for the years ended June 30, 2000, 2001 and 2002 was $62,468, $68,056 and $67,403, respectively. Sublease income for the year ended June 30, 2000 was $5,400.

(12) COMMITMENTS, CONTINGENCIES AND SUBSEQUENT EVENTS

Employment Agreements

The Company has employment agreements with four active members of management. These agreements provide for a specified annual base salary and certain discretionary and performance-based bonuses. The contracts also provide for stock options to be granted to the executives, where the executives may purchase common shares of the Company at the fair value of the Company’s common stock at the time of grant. Annual base salaries under these agreements range from $110,000 to $165,000. The agreements expire on January 31, 2004. If the employees are terminated by the Executive Committee without cause, these employees will receive compensation equal to two times their annual base salary in effect at the time of termination and two times their average bonus received during the previous two years. The Company’s potential commitment for termination benefits at June 30, 2002 is approximately $1,164,000.

Line of Credit

The Company has an open line of credit with a financial institution with a total availability of $2,500,000. The line bears interest at the bank’s prime rate. There were no outstanding borrowings under the line at June 30, 2002. The line of credit expires on November 1, 2002.

Investee Litigation

Litigation involving a former investee was settled in July 2002 and the Company received $455,000 in connection with the settlement. A portion of the proceeds were considered to be a recovery of the legal expenses incurred during 2002 related to this litigation. This recovery will be recorded in the first quarter of fiscal 2003.

(13) CONCENTRATION OF CREDIT RISK

Most of the Company’s portfolio investment companies are located in the Mid-Atlantic region of the United States. In addition, three of the Company’s portfolio investment companies are in the telecommunications industry. As a result, any adverse impact on the economy of that region or the telecommunications industry could adversely impact the Company’s results of operations and financial position.

NOTES TO FINANCIAL STATEMENTS — Continued

(14) FAIR VALUE OF FINANCIAL INSTRUMENTS

The following summary disclosures are made in accordance with the provisions of SFAS No. 107, Disclosures About Fair Value of Financial Instruments. Fair value is defined in the statement as the amount at which an instrument could be exchanged in a current transaction between willing parties.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments at June 30, 2001 and 2002:

Cash and cash equivalents, dividends receivable, interest receivable, accounts payable, accrued interest and accrued expenses:

The carrying amounts approximate fair value because of the short maturity of these instruments.

Note receivable:

The carrying amount approximates fair value because the note receivable is due on demand.

Investments in portfolio companies:

The Company’s investments are reflected at fair value in the Company’s balance sheets. The fair value of portfolio investments is determined by the Executive Committee of the Board of Directors or by current market prices, if available, in accordance with the Company’s valuation policy (see note 2).

Debentures payable:

The fair value of the debentures payable is estimated by discounting the future cash flows using current interest rates at which similar notes would be made to borrowers with similar credit ratings. The fair value of the $25,400,000 debentures at June 30, 2001 and 2002 was estimated to be $28,199,882 and $26,345,960, respectively.

(15) EMPLOYEE BENEFIT PLAN

Effective July 1, 1998, the Company adopted the Waterside Capital Corporation Defined Contribution Plan (the Plan). The Plan is available to all employees of the Company, regardless of age, who have completed at least three months of service. Eligible employees may contribute up to 8% of their compensation annually with the Company providing contributions of 100% of the first 6% of participating employees’ contributions. In addition, the Company has the ability to make discretionary contributions, which will be determined by a resolution of the Board of Directors. Total employer expense for the Plan for the years ended June 30, 2000, 2001 and 2002 was $20,721, $21,248 and $34,145, respectively.

SCHEDULE OF PORTFOLIO INVESTMENTS
JUNE 30, 2001 AND 2002

The Company’s investment portfolio at June 30, 2001 consisted of the following:

Equity Securities:	Number of Shares	Cost or Contributed Value	Fair Value
Publicly Traded Companies:
Avery Communications, Inc. Common Stock	245,000	$235,597	$65,660
Avery Communications, Inc. Common Stock (a)	190,167	95,084	43,359
Avery Communications, Inc. Preferred Stock	1,250,000	1,250,000	1,250,000
Netplex Group, Inc. Common Stock	66,400	464,800	9,761
Netplex Group, Inc. Preferred Stock	1,500,000	1,355,504	1,355,504
Tangent Solutions, Inc. (formerly Electronic Business Systems, Inc.) Common Stock (b)	1,923,821	285,484	—
Primal Solutions, Inc. Common Stock	715,167	9,503	11,404

Private Companies:
Real Time Data Management Services, Inc. Preferred Stock	300	296,715	512,848
Delta Education Systems, Inc. Preferred Stock	1,625	1,603,923	1,603,923
Diversified Telecom, Inc. Preferred Stock (c)	1,500	1,500,000	508,512
Crispies, Inc. Preferred Stock	400	398,880	398,880
Triangle Biomedical Sciences Preferred Stock (c)	2,100	2,113,969	2,113,969
Wireless Systems Engineering, Inc. (formerly JMS Worldwide, Inc.) Preferred Stock	1,500	1,500,000	1,500,000
EPM Development Systems Corp. Preferred Stock	1,500	1,495,167	1,495,167
Fire King International Preferred Stock	2,000	2,000,000	2,000,000
CCT Holdings (formerly SECC) Common Stock	840,000	60	60
Eton Court Asset Management, Ltd. Preferred Stock	1,000	980,337	980,337
Fairfax Publishing Co., Inc. Preferred Stock	1,100	1,663,746	1,663,746
Digital Square, Inc. Convertible Preferred Stock	1,210,739	1,513,425	1,513,425
Answernet, Inc. Preferred Stock	1,250	748,601	748,601
ISR Solutions, Inc. Preferred Stock	500	497,995	497,995
Capital Markets Group, Inc. Preferred Stock (c)	1,500	1,500,000	—
Jubilee Tech International, Inc. Convertible Preferred Stock (c)	2,200,000	2,007,514	2,007,514
VentureCom, Inc. Convertible Preferred Stock	278,164	2,000,000	2,000,000
Phoenix Fabrications, Inc. Preferred Stock (c)	400	279,063	279,063
AmeriComm Direct Marketing LLC Common Stock	27,696	28	28
Signius Investment Corporation Common Stock (e)	2,059	332,595	586,815

Total equity securities		26,127,990	23,146,571

Debt Securities:	Maturity	Cost or Contributed Value	Fair Value
Avery Communications, Inc. Convertible Note	12/10/02	$350,000	$350,000
Extraction Technologies of VA, LLC (c) (d)	7/22/03	900,000	—
Extraction Technologies of VA, LLC (c) (d)	8/31/04	202,316	—
Extraction Technologies of VA, LLC (c) (d)	11/2/04	373,711	—
Extraction Technologies of VA, LLC (c) (d)	2/7/05	263,742	—
Extraction Technologies of VA, LLC (c) (d)	2/25/05	97,409	—
Extraction Technologies of VA, LLC (c) (d)	3/14/05	95,584	—
Wireless Systems Engineering, Inc. (formerly JMS Worldwide, Inc.)	7/31/03	900,000	900,000
Diversified Telecom, Inc. (c)	Demand	84,250	84,250
Diversified Telecom, Inc. (c)	5/19/02	131,238	131,238
ISR Solutions, Inc.	6/30/04	744,167	744,167
Fire King International	Demand	550,000	550,000
TABET Manufacturing Co., Inc.	12/31/04	304,575	304,575
National Assisted Living, LP (c)	12/31/04	835,880	—
New Dominion Pictures LLC	4/30/06	784,103	784,103

SCHEDULE OF PORTFOLIO INVESTMENTS — continued

	Maturity	Cost or Contributed Value	Fair Value
Mayfair Enterprises, Inc.	7/18/05	$243,519	$243,519
Digital Square, Inc. (c)	9/15/05	289,250	289,250
Phoenix Fabrications, Inc.	9/8/05	348,830	348,830
Kotarides Baking Co. of VA (c)	6/5/01	577,336	577,336
Kotarides Baking Co. of VA	Demand	200,000	200,000
AmeriComm Direct Marketing LLC	12/29/05	750,000	750,000
Triangle Biomedical Sciences	12/8/01	164,843	164,843
Tangent Solutions, Inc. (formerly Electronic Business Systems, Inc.) (b) (c)	—	2,038,287	92,284

Total debt securities		11,229,040	6,514,395

Stock Options and Warrants:	Number of Shares	Percentage Ownership	Cost or Contributed Value	Fair Value
Publicly Traded Companies:
Netplex Group, Inc. (a)	300,000	2.10	$900,000	$—
Tangent Solutions, Inc. (formerly Electronic Business Systems, Inc.) (a) (b)	98,000	0.63	—	—

Private Companies:
Real Time Data Management Services, Inc.	125	29.41	115,000	157,270
Delta Education Systems, Inc.	639	39.00	48,200	75,413
Diversified Telecom, Inc.	8,998	15.00	—	—
Crispies, Inc.	524	6.37	2,800	4,395
Triangle Biomedical Sciences	632,916	12.20	171,967	216,485
Extraction Technologies of VA, LLC (d)	—	39.00	337,567	—
JMS Worldwide, Inc.	199	5.00	—	—
EPM Development Systems Corp.	87	8.00	11,600	1,177,415
Fire King International	4	4.00	—	—
CCT Holdings (formerly SECC)	150,000	3.15	—	—
Eton Court Asset Management, Ltd.	14,943	13.00	34,700	34,700
Fairfax Publishing Co., Inc.	1,026	20.30	123,238	426,638
ISR Solutions, Inc.	588,334	5.90	12,936	12,936
Digital Square, Inc.	150,000	—	75,000	75,000
Answernet, Inc.	69,837	16.50	268,615	268,615
TABET Manufacturing Co., Inc.	487,500	19.50	175,400	175,400
National Assisted Living, LP	—	15.00	667,000	—
Capital Markets Group, Inc.	2,294,118	15.00	—	—
Jubilee Tech International, Inc.	400,000	1.60	240,000	240,000
VentureCom, Inc.	38,943	0.37	—	—
New Dominion Pictures LLC	—	9.00	464,650	464,650
Mayfair Enterprises, Inc.	—	15.00	214,400	214,400
Phoenix Fabrications, Inc.	—	25.00	297,000	297,000
Kotarides Baking Co. of VA	—	13.75	185,625	185,625

Total options and warrants			4,345,698	4,025,942

Total investments			$41,702,728	$33,686,908

SCHEDULE OF PORTFOLIO INVESTMENTS — continued

The Company’s investment portfolio at June 30, 2002 consisted of the following:

Equity Securities:	Number of Shares	Cost or Contributed Value	Fair Value
Publicly Traded Companies:
Avery Communications, Inc. Preferred Stock	1,250,000	$1,250,000	$1,250,000
Netplex Group, Inc. Common Stock	66,400	464,800	2,058
Netplex Group, Inc. Preferred Stock	500,000	500,000	500,000
Primal Solutions, Inc. Common Stock	200,000	4,000	6,800

Private Companies:
Real Time Data Management Services, Inc. Preferred Stock	125	115,000	100,000
Delta Education Systems, Inc. Preferred Stock	400	400,000	400,000
Diversified Telecom, Inc. Preferred Stock (c)	1,500	1,500,000	508,512
Crispies, Inc. Preferred Stock	400	399,440	399,440
Triangle Biomedical Sciences Common Stock (e)	54,743	223,738	268,256
Triangle Biomedical Sciences Preferred Stock (e)	2,200	2,144,272	2,144,272
EPM Development Systems Corp. Preferred Stock	1,500	1,497,487	1,497,487
Fire King International Preferred Stock	2,000	2,000,000	2,000,000
CCT Holdings (formerly SECC) Common Stock	840,000	60	60
Eton Court Asset Management, Ltd. Preferred Stock (c)	1,000	987,277	—
Fairfax Publishing Co., Inc. Preferred Stock	600	580,448	580,448
Digital Square, Inc. Convertible Preferred Stock (c)	1,210,739	1,513,425	—
Answernet, Inc. Preferred Stock	1,085	728,997	728,997
Capital Markets Group, Inc. Preferred Stock (c)	1,500	1,500,000	—
Jubilee Tech International, Inc. Convertible Preferred Stock (c)	2,200,000	2,049,947	2,049,947
VentureCom, Inc. Convertible Preferred Stock	278,164	2,000,000	2,000,000
Phoenix Fabrications, Inc. Preferred Stock (c)	400	283,229	—
AmeriComm Direct Marketing LLC Common Stock	27,696	28	28
Signius Investment Corporation Common Stock (e)	2,059	332,595	586,815
Wireless Systems Engineering, Inc. (formerly JMS Worldwide, Inc,) Common Stock (f)	8,000	2,350,000	281,000

Total equity securities		22,824,743	15,304,120

Debt Securities:	Maturity	Cost or Contributed Value	Fair Value
Avery Communications, Inc. Convertible Note	12/31/06	$680,681	$680,681
Diversified Telecom, Inc. (c)	10/13/03	69,250	69,250
Diversified Telecom, Inc. (c)	5/19/02	131,238	131,238
Fire King International	Demand	550,000	550,000
TABET Manufacturing Co., Inc.	12/31/04	332,819	332,819
National Assisted Living, LP (c)	12/31/04	835,880	—
New Dominion Pictures LLC	06/01/06	848,812	848,812
Mayfair Enterprises, Inc.	03/31/05	816,923	816,923
Digital Square, Inc. (c)	Demand	289,250	—
Phoenix Fabrications, Inc. (c)	9/8/05	379,038	—
AmeriComm Direct Marketing LLC	12/29/05	750,000	750,000
Triangle Biomedical Sciences (e)	6/30/05	187,101	187,101
Triangle Biomedical Sciences (e)	6/30/05	358,916	358,916
Triangle Biomedical Sciences (e)	12/21/05	200,000	200,000
Jubilee Tech International, Inc. (c)	3/21/02	125,000	125,000
Netplex Group, Inc.	5/1/06	500,000	500,000
Netplex Group, Inc.	7/1/06	733,290	733,290
Eton Court Asset Management, Ltd. (c)	5/18/04	541,246	541,246
Caldwell/VSR, Inc.	12/16/06	1,637,894	1,637,894

Total debt securities		9,967,338	8,463,170

SCHEDULE OF PORTFOLIO INVESTMENTS — continued

	Number of Shares	Percentage Ownership	Cost or Contributed Value	Fair Value
Stock Options and Warrants:
Private Companies:
Diversified Telecom, Inc.	8,998	15.00	$—	$—
Crispies, Inc.	56,250	12.00	2,800	4,800
EPM Development Systems Corp.	201	7.60	11,600	1,177,415
Fire King International	67	4.00	—	—
Fire King Security Products, LLC	—	4.00	—	—
Image Vault, LLC	—	4.00	—	—
Eton Court Asset Management, Ltd.	21,848	18.50	34,700	—
Fairfax Publishing Co., Inc.	1,026	20.30	123,238	426,638
ISR Solutions, Inc.	534,167	2.25	11,744	801,745
Digital Square, Inc.	150,000	—	75,000	—
Answernet, Inc.	69,837	16.50	268,615	643,615
TABET Manufacturing Co., Inc.	487,500	19.50	175,400	175,400
National Assisted Living, LP	—	15.00	667,000	—
Capital Markets Group, Inc.	2,294,118	15.00	—	—
Jubilee Tech International, Inc.	400,000	1.60	240,000	—
VentureCom, Inc.	38,943	0.37	—	—
New Dominion Pictures LLC	—	9.00	464,650	464,650
Phoenix Fabrications, Inc.	—	25.00	297,000	—
Caldwell/VSR, Inc.	—	5.75	95,270	95,270
Mayfair Enterprises, Inc.	—	22.30	90,000	90,000

Total options and warrants			2,557,017	3,879,533

Total investments			$35,349,098	$27,646,823

(a)	Rule 144A restricted securities.

(b)	This entity filed Chapter 11 bankruptcy on September 1, 2000.

(c)	Entity is in arrears with respect to dividend/interest payments.

(d)	This entity filed Chapter 11 bankruptcy on December 26, 2000.

(e)	This entity is considered an affiliate of the Company.

Shareholder Information

Corporate Office Norfolk, Virginia 300 E. Main Street, Suite 1380 Norfolk, Virginia 23510 Telephone: 757-626-1111 Facsimile: 757-626-0114 waterside@watersidecapital.com
Stock Transfer Agent and
Registrar

Investors with questions
concerning account
information, replacing lost or
stolen certificates,
transferring securities or
processing a change of
address should contact:

Registrar and Transfer
Company

10 Commerce Drive
Cranford, New Jersey 07016-3572
Telephone: 800-368-5948
Facsimile: 908-497-2310

Investor Relations

Investors requiring information
about the company should
contact:

Gerald T. McDonald
Chief Financial Officer
Telephone: 757-626-1111
Facsimile: 757-626-0114
gmcdonald@watersidecapital.com

Annual Meeting of Shareholders

The annual shareholders’
meeting will be held
Monday, October 28, 2002 at
11:00 a.m. at Nauticus,
One Waterside Drive,
Norfolk, Virginia
All shareholders are invited to attend.

Stock Listing

Waterside Capital Corporation
Common Stock is traded on
the Nasdaq Stock Market
under the symbol WSCC.

Independent Public Accountants

KPMG LLP
Norfolk, Virginia

Corporate Counsel

Kaufman & Canoles
Norfolk, Virginia

Directors and Officers

Directors                                                                                                                                                                             Officers

Peter M. Meredith, Jr.1,2,3
Chairman of the Board
President
Meredith Construction Co., Inc.

J. Alan Lindauer1
President and Chief Executive Officer

James E. Andrews
Principal Owner
Anzell Automotive, Inc.

J.W. Whiting Chisman, Jr.1,3
President
Dare Investment Company

Marvin S. Friedberg
Chief Executive Officer
Virginia Commonwealth
Trading Company

Eric L. Fox
Portfolio Manager
Paine Webber

Roger L. Frost2
Retired

Ernest F. Hardee1,3
President and Chief
Executive Officer
Hardee Realty Corporation

Henry U. Harris, III
Director
Virginia Investment Counselors, Inc.

Robert I. Low1,2
Retired

Charles H. Merriman, III1
Retired

Augustus C. Miller
President and Chief
Executive Officer
Miller Oil Co., Inc.

Juan M. Montero, II
General and Thoracic
Surgery

R. Scott Morgan, Sr.1
President
TowneBank

Richard G. Ornstein1
Real Estate Management and Development

Jordan E. Slone
Chairman and Chief
Executive Officer
Harbor Group Companies

J. Alan Lindauer
President and Chief
Executive Officer

Gerald T. McDonald
Secretary and Chief
Financial Officer

Martin N. Speroni
Vice President and
Director of Research

Lex W. Troutman
Vice President and
Business Development
Officer

1  Executive Committee
2  Audit Committee
3  Compensation/Stock Option Committee

WATERSIDE CAPITAL CORPORATION
300 East Main Street • Suite 1380 • Norfolk, Virginia 23510
www.waterside@watersidecapital.com